The information contained in this prospectus supplement and the accompanying prospectus relates to an effective registration statement under the Securities Act of 1933 and is subject to change. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                   Subject to Completion, dated April 5, 2004


PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated April 5, 2004)

                              750,000 Common Units


[graphic omitted]        ATLAS PIPELINE PARTNERS, L.P.

                     Representing Limited Partner Interests



   We are selling 750,000 of our common units representing limited partner interests. Our common units are quoted on the American Stock Exchange under the symbol "APL."

   Our common units are entitled to receive cash distributions of $.42 per quarter, or $1.68 on an annualized basis, before any distributions are paid on our subordinated units. We expect this priority to continue until at least January 1, 2005. During the year ended December 31, 2003, we declared distributions of $2.39 per common unit.

   You should read "Supplemental Risk Factors" beginning on page S-8 of this prospectus supplement and "Risk Factors" beginning on page 12 of the accompanying prospectus for a discussion of important factors that you should consider before buying common units.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

================================================================================
                                                        Per
                                                    common unit      Total
--------------------------------------------------------------------------------
Public offering price...........................    $              $
--------------------------------------------------------------------------------
Underwriting discounts..........................    $              $
--------------------------------------------------------------------------------
Proceeds, before expenses.......................    $              $
================================================================================

   The underwriters may purchase up to an additional 112,500 common units from us at the public offering price, less the underwriting discount, to cover over-allotments.

   The underwriters expect to deliver the common units against payment in Arlington, Virginia on _______, 2004.


Friedman Billings Ramsey                                KeyBanc Capital Markets


                   Prospectus supplement dated ________, 2004

   Interstate Public Utility Pipelines to Which Our Gathering Systems Connect





                            [graphic of map omitted]





--------------------------------------------------------------------------------
[] COLUMBIA GAS TRANSMISSION                      [] TENNESSEE GAS PIPELINE
[] CONSOLIDATED GAS TRANSMISSION                  [] NATIONAL FUEL GAS PIPELINE
[] TEXAS EASTERN TRANSMISSION
--------------------------------------------------------------------------------

* Depicts areas of our gas gathering operations. We have no ownership interest in the utility pipelines depicted. This table excludes local distribution companies to which our gathering systems connect.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

   You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. The information in this prospectus supplement replaces any inconsistent information in the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current as of the date the information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

                               TABLE OF CONTENTS


Prospectus Supplement
---------------------
PROSPECTUS SUPPLEMENT SUMMARY ...........................................    S-3
SUPPLEMENTAL RISK FACTORS ...............................................    S-8
USE OF PROCEEDS .........................................................   S-12
MARKET PRICE RANGE AND CASH DISTRIBUTIONS ON COMMON UNITS ...............   S-13
SELECTED FINANCIAL DATA .................................................   S-14
PRO FORMA FINANCIAL DATA ................................................   S-16
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
   OF OPERATIONS ........................................................   S-21
MANAGEMENT ..............................................................   S-28
DESCRIPTION OF OUR COMMON UNITS .........................................   S-31
TAX CONSIDERATIONS ......................................................   S-31
UNDERWRITING ............................................................   S-45
LEGAL MATTERS ...........................................................   S-47
WHERE YOU CAN FIND MORE INFORMATION .....................................   S-47
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE .........................   S-47

Prospectus
----------
PROSPECTUS SUMMARY ......................................................      2
RISK FACTORS ............................................................     12
USE OF PROCEEDS .........................................................     15
RATIO OF EARNINGS TO FIXED CHARGES ......................................     15
PRO FORMA FINANCIAL DATA ................................................     15
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES ....................     19
GENERAL DESCRIPTION OF SECURITIES THAT WE MAY SELL ......................     23
DESCRIPTION OF COMMON UNITS .............................................     23
DESCRIPTION OF SUBORDINATED UNITS .......................................     23
DESCRIPTION OF DEBT SECURITIES ..........................................     23
DESCRIPTION OF WARRANTS .................................................     33
OUR PARTNERSHIP AGREEMENT ...............................................     34
EXPERTS .................................................................     51
LEGAL MATTERS ...........................................................     51
WHERE YOU CAN FIND MORE INFORMATION .....................................     51
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE .........................     51
PLAN OF DISTRIBUTION ....................................................     52
ALASKA PIPELINE COMPANY CONSOLIDATED FINANCIAL STATEMENTS ...............    F-1

                          PROSPECTUS SUPPLEMENT SUMMARY

                                 Atlas Pipeline

   We own and operate natural gas pipeline gathering systems through our operating partnership and its operating subsidiaries. Our primary assets consist of approximately 1,380 miles of intrastate gathering systems located in eastern Ohio, western New York and western Pennsylvania. In September 2003, we entered into a purchase and sale agreement with SEMCO Energy, Inc. (NYSE:
SEN) under which we or our designee will purchase all of the outstanding equity of SEMCO's wholly-owned subsidiary, Alaska Pipeline Company, which owns a 354-mile intrastate natural gas transmission pipeline that delivers gas to metropolitan Anchorage. The total consideration, payable in cash at closing, will be approximately $95 million, subject to an adjustment based on the amount of working capital that Alaska Pipeline has at closing.

   Currently, our gathering systems serve approximately 4,500 wells with an average daily throughput for the year ended December 31, 2003 of 52.5 million cubic feet, or mmcf, of natural gas. Our gathering systems provide a means through which well owners and operators can transport the natural gas produced by their wells to public utility pipelines for delivery to customers. To a lesser extent, our gathering systems transport natural gas directly to customers. Our gathering systems currently connect with public utility pipelines operated by Peoples Natural Gas Company, National Fuel Gas Supply, Tennessee Gas Pipeline Company, National Fuel Gas Distribution Company, East Ohio Gas Company, Columbia of Ohio, Consolidated Natural Gas Co., Texas Eastern Pipeline, Columbia Gas Transmission Corp. and Equitable Utilities. We do not engage in storage or gas marketing programs, nor do we currently engage in the purchase and resale for our own account of natural gas transported through our gathering systems.

   We originally acquired the gathering systems of Atlas America, Inc. and its affiliates, all of which are subsidiaries of Resource America, Inc. (NASDAQ:
REXI), when we commenced operations in January 2000. Throughout this prospectus, we refer to the Resource America energy subsidiaries with which we have contractual relationships, including Atlas America, collectively as "Atlas America," unless specifically stated otherwise. Atlas America and its affiliates sponsor limited and general partnerships to raise funds from investors to explore for natural gas, and produce natural gas and, to a lesser extent, oil from locations in eastern Ohio, western New York and western Pennsylvania. Our gathering systems are connected to 4,100 of those wells. Atlas America drilled and connected 270 wells to our gathering systems during the year ended December 31, 2003, 195 wells during the year ended December 31, 2002 and 196 wells during the year ended December 31, 2001.

   We are party to an omnibus agreement with Atlas America that is intended to maximize the use and expansion of our gathering systems and the amount of natural gas they transport. Among other things, the omnibus agreement requires Atlas America to install required flow lines and connect wells it operates that are located within 2,500 feet of one of our gathering systems.

   We are also party to natural gas gathering agreements with Atlas America under which it pays us gathering fees generally equal to a percentage, generally 16%, of the gross or weighted average sales price of the natural gas we transport subject, in certain cases, to minimum prices of $.35 or $.40 per thousand cubic feet, or mcf. Our business, therefore, depends in large part on the prices at which the natural gas we transport is sold. Due to the volatility of natural gas prices, our gross revenues can vary materially from period to period. During the year ended December 31, 2003, we received gathering fees averaging $.82 per mcf, while during the previous year, our average gathering fee was $.58 per mcf.

   Our principal executive offices are located at 311 Rouser Road, Moon Township, Pennsylvania 15108 and our telephone number is (412) 262-2830.

                            Objectives and Strategy


   Our objective is to increase cash flow, earnings and returns to our unitholders by:

          o  expanding our revenue base through:

             o construction of extensions necessary to service additional wells drilled by Atlas America and others and

             o accretive acquisitions of mid-stream energy assets such as natural gas gathering, transmission, processing and storage facilities and liquid gathering, transmission and storage facilities;

          o limiting operating costs through achievement of economies of scale as a result of expanding our operations through extensions and acquisitions; and

          o continuing to strengthen our balance sheet by financing our growth with a combination of long-term debt and equity to provide the financial flexibility to fund future opportunities.

   Since commencing operations in January 2000, we have pursued these objectives by:

          o  adding 372 miles of pipeline to our original system;

          o connecting 829 wells to our pipeline, 770 of which were drilled by Atlas America;

          o acquiring gathering systems in Ohio and Pennsylvania, aggregating 120 miles of pipeline, with approximately 433 wells connected to those systems;

          o agreeing in September 2003 to acquire Alaska Pipeline, which we believe will add a significant source of stable income and distributable cash flow; and

          o  upgrading our system and substantially expanding our capacity.

                              Recent Developments

   On March 19, 2004, we declared a distribution of $.63 per common unit for the period ending March 31, 2004.

                             Partnership Structure

   The following chart shows our current organization and ownership.

                                    ----------------------
                                    Resource America, Inc.
                                    ----------------------
                                               |
                                               |
                                               |
                                          100% interest
                                               |
                                 ------------------------------
                                       Atlas America, Inc.
                                  Viking Resources Corporation,
                                   Resource Energy, Inc. and
                                       other subsidiaries
                                 ------------------------------
                                               |
                                               |
                                          100% interest
                                               |
                                               |
                                --------------------------------
                                Atlas Pipeline Partners GP, LLC
                                 1,641,026 subordinated units
                                --------------------------------
                                               |
                                               |
---------------------------                    |
Existing Common Unitholders         37.3% limited partner interest               1,0101%
  2,713,659 common units                       |                          general partner interest
---------------------------                    |
                                               |
          61.7%                                |
limited partner interest                       |
                                  -----------------------------
                                  Atlas Pipeline Partners, L.P.
                                  -----------------------------
                                               |
                                               |
                                               |
   100% interest                          98.9899%
                                   limited partner interest
                                               |
--------------------                -------------------------
APC Acquisition, LLC                Atlas Pipeline Operating
                                        Partnership, L.P.
--------------------                -------------------------
                                               |
        100% interest                    100% interest                    100% interest
                                               |
                                               |
----------------------------         ------------------------          --------------------------------
Atlas Pipeline New York, LLC         Atlas Pipeline Ohio, LLC          Atlas Pipeline Pennsylvania, LLC
----------------------------         ------------------------          --------------------------------

                                  The Offering

Securities offered. . . . . . . . . . . . .      750,000 common units; 862,500
                                                 common units if the
                                                 underwriters' over-allotment
                                                 option is exercised in full.
                                                 For a description of our
                                                 common units, see the sections
                                                 entitled "Prospectus
                                                 Summary--Our Partnership
                                                 Agreement" and "Our
                                                 Partnership Agreement" in the
                                                 accompanying prospectus.

Units outstanding after this offering . . .      3,463,659 common units,
                                                 representing a 68% limited
                                                 partnership interest in us on
                                                 a combined basis, and
                                                 1,641,026 subordinated units,
                                                 representing a 32% limited
                                                 partnership interest in us.

                                                 If the underwriters'
                                                 over-allotment option is
                                                 exercised in full, 3,576,159
                                                 common units, representing a
                                                 69% limited partnership
                                                 interest in us on a combined
                                                 basis, and 1,641,026
                                                 subordinated units,
                                                 representing a 31% limited
                                                 partnership interest in us,
                                                 will be outstanding.

Use of proceeds . . . . . . . . . . . . . .      We intend to use the estimated
                                                 $27.6 million of net proceeds
                                                 of this offering to purchase
                                                 Alaska Pipeline from SEMCO.
                                                 The proceeds of this offering
                                                 will enable us to forgo the
                                                 mezzanine financing that would
                                                 otherwise have been provided
                                                 by Friedman, Billings, Ramsey
                                                 Group, Inc. and to decrease
                                                 the use of credit facility
                                                 debt. To the extent that we do
                                                 not apply the net proceeds to
                                                 the purchase of Alaska
                                                 Pipeline, we intend to use
                                                 them as working capital.

Cash distributions. . . . . . . . . . . . .      We must distribute all of our
                                                 cash on hand at the end of
                                                 each quarter, less reserves
                                                 established by our general
                                                 partner in its discretion. The
                                                 amount of this cash may be
                                                 greater than or less than the
                                                 minimum quarterly distribution
                                                 referred to in the next
                                                 paragraph. We generally make
                                                 cash distributions within 45
                                                 days after the end of each
                                                 quarter.

                                                 In general, we make cash
                                                 distributions each quarter
                                                 based on the following
                                                 priorities:

                                                 o    first, 98% to the common
                                                      units and 2% to our
                                                      general partner until
                                                      each common unit has
                                                      received a minimum
                                                      quarterly distribution of
                                                      $.42, plus any arrearages
                                                      in the payment of the
                                                      minimum quarterly
                                                      distribution from prior
                                                      quarters;

                                                 o    second, 98% to our
                                                      existing subordinated
                                                      units and 2% to our
                                                      general partner until
                                                      each subordinated unit
                                                      has received a minimum
                                                      quarterly distribution of
                                                      $.42;

                                                 o    third, 85% to all units
                                                      and 15% to our general
                                                      partner until each unit
                                                      has received a total
                                                      distribution of $.52 in
                                                      that quarter;

                                                 o    fourth, 75% to all units
                                                      and 25% to our general
                                                      partner until each unit
                                                      has received a total
                                                      distribution of $.60 in
                                                      the quarter; and

                                                 o    after that, 50% to all
                                                      units and 50% to our
                                                      general partner.

                                                 The distributions to our
                                                 general partner in the third
                                                 through fifth distribution
                                                 levels are incentive
                                                 distributions and are
                                                 disproportionate to its 2%
                                                 interest in us as our general
                                                 partner.

Ratio of taxable income to distributions. .      Assuming that we acquire
                                                 Alaska Pipeline, we estimate
                                                 that if you purchase common
                                                 units in this offering and own
                                                 them through December 31,
                                                 2006, you will be allocated an
                                                 amount of federal taxable
                                                 income for that period which
                                                 is less than 30% of the cash
                                                 we expect to distribute for
                                                 that period. If we do not
                                                 acquire Alaska Pipeline, we
                                                 expect that the ratio of
                                                 federal taxable income to
                                                 distributable cash for that
                                                 period will be less than 40%.
                                                 In either case, we anticipate
                                                 that, for taxable years
                                                 beginning after December 31,
                                                 2006, the taxable income
                                                 allocable to you will
                                                 represent a higher percentage
                                                 of cash distributed to you. We
                                                 cannot assure you that we will
                                                 acquire Alaska Pipeline or
                                                 that these estimates will be
                                                 correct. See "Risk Factors--We
                                                 may not be able to complete
                                                 the acquisition of Alaska
                                                 Pipeline" in the accompanying
                                                 prospectus.

                           SUPPLEMENTAL RISK FACTORS

   Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks we encounter are similar to those that would be faced by a corporation engaged in a similar business. You should consider the following risk factors and those described in the section entitled "Risk Factors" in the accompanying prospectus together with all of the other information included in this prospectus supplement and the accompanying prospectus in evaluating an investment in the common units. If any of these risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common units could decline and you may lose some or all of your investment.

                     Risks Inherent in an Investment in Us

You will have very limited voting rights and ability to control management, which may diminish the price at which the common units will trade.

   Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its managing board on an annual or other continuing basis. The managing board of our general partner is chosen by the members of our general partner, all of which are subsidiaries of Atlas America.

   In addition, our general partner may be removed only upon the vote of the holders of at least 66 2/3% of the outstanding common units, excluding common units held by our general partner and its affiliates, and a successor general partner must be elected by a vote of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. Further, if any person or group, other than our general partner or its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group will lose voting rights for all of its units. These provisions have the practical effect of making removal of our general partner difficult. Our partnership agreement requires that amendments to our partnership agreement must first be proposed or consented to by our general partner before they can be considered by unitholders. As a result, unitholders will not be able to initiate amendments to our partnership agreement not supported by our general partner. These provisions may diminish the price at which the common units trade. We describe our partnership agreement under "Our Partnership Agreement" in the accompanying prospectus.

Our partnership agreement contains provisions that will discourage attempts to change control of us, which may diminish the price at which the common units trade and may prevent a change of control even if doing so would be beneficial to the holders of common units.

   Our partnership agreement contains provisions that may discourage a person or group from attempting to remove our general partner or otherwise seeking to change our management. As described in the immediately preceding risk factor, any person or group, other than our general partner or its affiliates, that acquires beneficial ownership of 20% or more of any class of units will lose voting rights for all of its units. In addition, if our general partner is removed under circumstances where cause does not exist and our general partner does not consent to that removal, then:

     o the obligations of Atlas America under the omnibus agreement to connect wells to our gathering systems and to provide financing and other assistance for the expansion of our gathering systems will terminate;

     o the obligations of Atlas America under the master natural gas gathering agreement will terminate as to any future wells drilled and completed by Atlas America;

     o any existing arrearages in the payment of minimum quarterly distributions will be extinguished;

     o the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis; and

     o our general partner will have the right to convert its general partner interest and incentive distribution rights into common units or receive cash in exchange for those interests.

These provisions may diminish the price at which the common units trade. These provisions may also prevent a change of control of us even if a change of control would be beneficial to the holders of the common units.

We may issue additional common units or securities senior to the common units without your approval, which would dilute existing unitholders' interests.

   Our general partner can cause us to issue additional common units without the approval of unitholders. The issuance of additional units may increase the risk that we will be unable to pay the minimum quarterly distribution. We may also issue securities senior to the common units without the approval of unitholders after the subordination period terminates. The issuance of additional common units or senior securities may dilute the value of the interests of the existing unitholders in our net assets, dilute the interests of unitholders in distributions by us and, if issued during the subordination period, increase the risk that we will be unable to pay the full minimum quarterly distribution.

Cost reimbursements to our general partner could reduce our cash available for distribution.

   Before making any distribution on the common units, we must reimburse our general partner and its affiliates for all expenses incurred by them on our behalf during the related period. Our general partner determines the amount of these expenses in its sole discretion. Our reimbursement to our general partner in the year ended December 31, 2003 was $11.7 million. In addition, our general partner and its affiliates may provide us services for which we will be charged reasonable fees as determined by our general partner. The reimbursement of expenses and the payment of fees could adversely affect our ability to make distributions.

Our general partner has conflicts of interest and limited fiduciary responsibilities, which may permit our general partner to favor its and its affiliates' interests to the detriment of the common unitholders.

   Our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders. However, because our general partner is a corporate subsidiary of Atlas America, its officers and directors have fiduciary duties to manage its business in a manner beneficial to Atlas America. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and Atlas America and its affiliates, on the other hand. We describe the situations which could give rise to conflicts of interest, and our general partner's modified fiduciary responsibilities to us and our common unitholders, in the accompanying prospectus under "Conflicts of Interest and Fiduciary Responsibilities."

If we were to lose the management expertise of Atlas America, we would not have sufficient stand-alone resources to operate.

   We do not directly employ any of the persons responsible for our management. Rather, Atlas America personnel manage and operate our business. Therefore, if we were to lose the management expertise of Atlas America, we would not have sufficient stand-alone resources to operate. Further, neither we nor our general partner has or intends to obtain key man life insurance for the officers and employees of our general partner.

                        Tax Risks to Common Unitholders

   For a discussion of the expected material federal income tax consequences of owning and disposing of common units, see "Tax Considerations" in this prospectus supplement.

Recent tax laws may affect the relative attractiveness of an investment in our common units.

   Recent changes to the tax laws exempt dividends from taxation at the individual income rate in certain circumstances. Since distributions with respect to our units are not dividends and are not taxed at the partnership level, they are not eligible for such preferential tax treatment. This tax treatment may adversely affect the attractiveness of an investment in our common units as compared to other equity securities, which may adversely affect the price at which common units may be sold.

The IRS could treat us as a corporation, which would substantially reduce the cash available for distribution to unitholders.

   The federal income tax benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us. We have, however, received an opinion of

Ledgewood Law Firm, P.C., counsel to us and our general partner, that we will be classified as a partnership for federal income tax purposes. Opinions of counsel are based on specific factual assumptions and are not binding on the IRS or any court.

   If we were classified as a corporation for federal income tax purposes, we would pay tax on our income at the corporate tax rate, which is currently 35%. Distributions would generally be taxed again to the unitholders as corporate distributions, and no income, gains, losses or deductions would flow through to unitholders. Because a tax would be imposed upon us as an entity, the cash available for distribution to you would be substantially reduced, likely causing a substantial reduction in the value of the common units.

   We cannot assure you that the law will not be changed and cause us to be treated as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then specified provisions of the partnership agreement will be subject to change, including a decrease in distributions to reflect the impact of that law on us.

We may incur significant legal, accounting and related costs if the IRS challenges our characterization as a limited partnership.

   We have not requested a ruling from the IRS with respect to any matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain counsel's conclusions or the positions we take. A court may not concur with our conclusions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees and expenses, will be borne directly or indirectly by our unitholders and our general partner.

You may be required to pay taxes on income from us even if you do not receive cash distributions.

   You will be required to pay federal income taxes and, in certain cases, state and local income taxes on your allocable share of our income, whether or not you receive cash distributions from us. We cannot assure you that you will receive cash distributions equal to your allocable share of our taxable income or even equal to the tax liability to you resulting from that income. Further, you may incur a tax liability in excess of the amount of cash received upon the sale of your common units or upon our liquidation.

   In prior taxable years, unitholders received cash distributions that exceeded the amount of taxable income allocated to the unitholders. This excess was partially the result of depreciation deductions, but was primarily the result of special allocations to our general partner of taxable income earned by our operating subsidiary, which caused a corresponding reduction in the amount of taxable income allocable to us. Our general partner has agreed to receive additional special allocations from our operating subsidiary through the year 2006. See "Tax Considerations--Tax Consequences of Unit Ownership--Ratio of Taxable Income to Distributions." Since these special allocations increase our general partner's capital account, it will receive an increased distribution upon our liquidation and distributions to unitholders will be correspondingly reduced.

Tax gain or loss on disposition of common units could be different than expected.

   Upon the sale of common units, you will recognize gain or loss equal to the difference between the amount realized and your adjusted tax basis in those common units. Prior distributions in excess of the net taxable income you were allocated for a common unit which decreased your tax basis in that common unit will, in effect, become taxable income if you sell the common unit at a price greater than your tax basis in that common unit, even if the price is less than your original cost. A substantial portion of the amount realized, whether or not representing gains, may be ordinary income. Furthermore, should the IRS successfully contest our conventions, including our method of allocating income and loss as between transferors and transferees, you could realize more gain on the sale of common units than would be the case under those conventions without the benefit of decreased income in prior years.

Investors, other than individuals who are U.S. residents, may have adverse tax consequences from owning units.

   Investment in common units by tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our income will be unrelated business taxable income and will be taxable to organizations exempt from federal income tax, including IRAs and other retirement plans. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes.

We registered as a tax shelter; this may increase the risk of an audit of us or a unitholder.

   We registered as a "tax shelter" with the Secretary of the Treasury. The Secretary of the Treasury requires partnerships meeting specified characteristics to register as "tax shelters" in response to the perception that they claim to generate tax benefits that the IRS may believe to be unwarranted. We cannot assure unitholders that as a result of our registration as a tax shelter we will not be audited by the IRS or that tax adjustments will not be made. The rights of a unitholder owning less than a 1% profit interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred in connection with an examination of his personal tax return.

We treat a purchaser of units as having the same tax benefits as the seller; the IRS may challenge this treatment which could adversely affect the value of the units.

   Because we cannot match transferors and transferees of common units, we will take certain tax positions that may not conform with all aspects of proposed and final Treasury regulations. For example, upon a transfer of units, we treat a portion of the Section 743(b) adjustment to a common unitholder's tax basis in our assets as amortizable over the same remaining life and by the same method as the underlying assets, or nonamortizable if the underlying assets are nonamortizable. A successful IRS challenge to those conventions, including our method of amortizing Section 743(b) adjustments, could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to your tax returns.

You will likely be subject to state and local taxes as a result of an investment in common units.

   In addition to federal income taxes, you will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property. Further, you may be subject to penalties for failure to comply with those requirements. We currently own assets and do business in Ohio, Pennsylvania and New York. Each of these states currently imposes a personal income tax. It is your responsibility to file all United States federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

                                USE OF PROCEEDS

   The net proceeds from this offering will be $27.6 million, assuming an offering price of $39.68, which is the average closing price for our common units during the 15 business days up to and including March 30, 2004, assuming the underwriters do not exercise their over-allotment option, and after deducting underwriting discounts and commissions of $1.8 million and expenses of $350,000 incurred in connection with the offering. We intend to use the net proceeds of this offering to purchase Alaska Pipeline from SEMCO by increasing our investment in APC Acquisition LLC, our subsidiary that will purchase Alaska Pipeline, from $24.4 million to $52 million. The proceeds of this offering will enable us to forgo using the mezzanine financing that would otherwise have been provided by Friedman, Billings, Ramsey Group and to decrease the use of credit facility debt. We intend to finance the balance of the $95 million purchase price of Alaska Pipeline, plus estimated expenses of $4.4 million, as follows:

     o borrowing $47.4 million under APC Acquisition's $50 million revolving credit facility loan, administered by Wachovia Bank, National Association,

     o borrowing $20 million under our existing $20 million revolving credit facility administered by Wachovia Bank, which we will use to fund a portion of our $52 million investment in APC Acquisition, and

     o borrowing $4.4 million from our general partner or its parent, Atlas America.

   To the extent that we do not apply the net proceeds to the purchase of Alaska Pipeline, we intend to use them as working capital.

           MARKET PRICE RANGE AND CASH DISTRIBUTIONS ON COMMON UNITS


   Our common units trade on the American Stock Exchange under the symbol "APL." Approximately 74 record holders held our common units as of December 31, 2003. In connection with our initial public offering, we also issued 1,641,026 subordinated units, all of which are held by our general partner. There is no established public trading market for the subordinated units.

   The following table sets forth the range of high and low sales prices of our common units and distributions on our common and subordinated units for the periods indicated.

                                                                                                                      Distributions
                                                                                                    High      Low        declared
                                                                                                   ------    ------   -------------
Fiscal 2004
-----------
First quarter..................................................................................    $41.50    $34.00        $.63

Fiscal 2003
-----------
Fourth quarter.................................................................................     42.50     34.70         .625
Third quarter..................................................................................     36.00     29.40         .62
Second quarter.................................................................................     31.70     24.16         .58
First quarter..................................................................................     28.96     24.90         .56

Fiscal 2002
-----------
Fourth quarter.................................................................................     27.90     21.80         .54
Third quarter..................................................................................     26.95     20.40         .54
Second quarter.................................................................................     29.10     22.00         .54
First quarter..................................................................................     29.60     23.51         .52

Fiscal 2001
-----------
Fourth quarter.................................................................................     29.50     19.25         .58
Third quarter..................................................................................     31.95     25.01         .60
Second quarter.................................................................................     53.95     24.00         .67
First quarter..................................................................................     28.00     19.19         .65

                            SELECTED FINANCIAL DATA

   We derived the financial data set forth below for the three years ended December 31, 2003 from our consolidated financial statements for those periods, which have been audited by Grant Thornton LLP, independent accountants. You should read the financial data in this table together with, and such financial data is qualified by reference to, our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this prospectus supplement.

                                                                                                 For the years ended December 31,
                                                                                              ------------------------------------
                                                                                                2003           2002          2001
                                                                                              -------         -------       -------
                                                                                               (in thousands, except per unit data)
Income statement data:

Revenues....................................................................................   $15,749        $10,667       $13,129
                                                                                               =======        =======       =======

Total transportation and compression, general and administrative expenses...................   $ 4,081        $ 3,544       $ 3,042
                                                                                               =======        =======       =======

Depreciation and amortization...............................................................   $ 1,770        $ 1,476       $ 1,356
                                                                                               =======        =======       =======

Net income..................................................................................   $ 9,639        $ 5,398       $ 8,556
                                                                                               =======        =======       =======

Net income per limited partner unit--basic and diluted......................................   $  2.17        $  1.54       $  2.30
                                                                                               =======        =======       =======

Distributions declared per common unit......................................................   $  2.39        $  2.14       $  2.50
                                                                                               =======        =======       =======


                                                                                                           At December 31,
                                                                                              -------------------------------------
                                                                                                2003           2002           2001
                                                                                              -------         -------       -------
                                                                                                          (in thousands)
Balance sheet data:

Total assets................................................................................   $49,512        $28,515       $26,002
                                                                                               =======        =======       =======

Long-term debt..............................................................................   $    --        $ 6,500       $ 2,089
                                                                                               =======        =======       =======

Common unitholders' capital.................................................................   $43,551        $19,164       $20,129
Subordinated unitholder's capital...........................................................       354            684         1,661
General partner's capital (deficit).........................................................       340           (161)         (116)
                                                                                               -------        -------       -------

Total partners' capital.....................................................................   $44,245        $19,687       $21,674
                                                                                               =======        =======       =======

                            Selected Operating Data

   The following table summarizes information concerning the volumes of natural gas we transported during the years ended December 31, 2003, 2002 and 2001 as well as the average transportation fees we received during those periods.

                                                                                               For the years ended December 31,
                                                                                           ----------------------------------------
                                                                                               2003          2002           2001
                                                                                           -----------    -----------   -----------
Total volume of natural gas transported (in mcf).......................................     19,152,300     18,382,600    17,125,000
                                                                                           ===========    ===========   ===========
Average daily volume of natural gas transported (in mcf)...............................         52,472         50,363        46,918
                                                                                           ===========    ===========   ===========
Average transportation rate per mcf....................................................    $       .82    $       .58   $       .76
                                                                                           ===========    ===========   ===========
Available cash from operating surplus(1)...............................................    $10,800,000    $ 7,385,300   $ 9,284,600
                                                                                           ===========    ===========   ===========

---------------
(1) We define available cash from operating surplus under "Our Partnership Agreement--Cash Distribution Policy--Distributions of Available Cash from Operating Surplus" in the accompanying prospectus. Available cash from operating surplus is not a measure of cash flow as determined by generally accepted accounting principles. We have included information concerning available cash from operating surplus because it provides investors and management additional information as to our ability to pay distributions to common unitholders and fixed charges and is presented solely as a supplemental financial measure. Available cash from operating surplus should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles or as an indicator of our operating performance or liquidity. Available cash from operating surplus is not necessarily comparable to a similarly titled measure of another company. The table below shows how we calculated available cash from operating surplus.

                                                                                                  For the years ended December 31,
                                                                                                 ----------------------------------
                                                                                                   2003           2002        2001
                                                                                                 --------        ------     -------
                                                                                                             (in thousands)
Net cash provided by operating activities....................................................    $ 13,702       $8,138      $10,268

Net borrowings less capital expenditures and acquisitions....................................     (14,134)        (820)      (1,039)

Capital contributions and net proceeds from offering.........................................      25,720           --           45

Increase in other assets.....................................................................      (2,468)         (61)         (38)

Reserves.....................................................................................     (12,020)         128           49
                                                                                                 --------       ------      -------

Available cash from operating surplus........................................................    $ 10,800       $7,385      $ 9,285
                                                                                                 ========       ======      =======

                            PRO FORMA FINANCIAL DATA

   Following are our unaudited pro forma financial statements as of and for the year ended December 31, 2003. The unaudited pro forma balance sheet is prepared as though the acquisition of Alaska Pipeline described in this prospectus supplement occurred as of December 31, 2003, and the unaudited pro forma statement of operations is prepared as though the acquisition occurred as of January 1, 2003. The acquisition and offering adjustments are described in the notes to the unaudited pro forma financial statements. The unaudited pro forma financial statements and accompanying notes should be read together with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our and Alaska Pipeline's historical financial statements and related notes included elsewhere, or incorporated by reference, in this prospectus supplement.

   We accounted for the acquisition of Alaska Pipeline in the unaudited pro forma financial statements using the purchase method in accordance with the guidance of Statement of Financial Accounting Standards No. 141, "Business Combinations." For purposes of developing the unaudited pro forma financial information, we have allocated the purchase price to Alaska Pipeline's gas gathering and transmission facilities based on fair market value.

   The unaudited pro forma financial statements presented are for informational purposes only and are based upon available information and assumptions that we believe are reasonable under the circumstances. You should not construe the unaudited pro forma financial statements as indicative of the combined financial position or results of operations that we and Alaska Pipeline would have achieved had the transaction been consummated on the dates assumed. Moreover, they do not purport to represent our and Alaska Pipeline's combined financial position or results of operations for any future date or period or constitute a representation that we will complete the Alaska Pipeline acquisition. See "Risk Factors--We may not be able to complete the acquisition of Alaska Pipeline" in the accompanying prospectus.

                         ATLAS PIPELINE PARTNERS, L.P.

                      PRO FORMA BALANCE SHEET (UNAUDITED)
                               DECEMBER 31, 2003
                                 (in thousands)

                                             Historical   Historical
                                               Atlas        Alaska      Acquisition         Pro forma     Offering       Pro forma
                                              Pipeline     Pipeline     adjustments      consolidated    adjustments   consolidated
                                             ----------   ----------    -----------      ------------    -----------   ------------
                   ASSETS
Current assets:
 Cash and cash equivalents ................   $15,078      $     --      $     --          $ 15,078       $    601(m)    $ 15,679
 Accounts receivable ......................        --           714          (714)(a)            --             --             --
 Accounts receivable affiliates ...........        12        11,555       (11,555)(a)            12             --             12
 Prepaid expenses .........................        67           124          (124)(a)            67             --             67
                                              -------      --------      --------          --------       --------       --------
   Total current assets....................    15,157        12,393       (12,393)           15,157            601         15,758
Property and equipment:
 Gas gathering and transmission facilities     37,018        58,888        36,885(b)        132,791             --        132,791
 Less accumulated depreciation ............    (7,390)      (12,212)       12,212(b)         (7,390)            --         (7,390)
                                              -------      --------      --------          --------       --------       --------
   Net property and equipment..............    29,628        46,676        49,097           125,401             --        125,401

Goodwill...................................     2,305        46,472       (46,472)(a)         2,305             --          2,305

Other assets...............................     2,422           267         3,315(a)(b)(c)    6,004             --          6,004
                                              -------      --------      --------          --------       --------       --------
                                              $49,512      $105,808      $ (6,453)         $148,867       $    601       $149,468
                                              =======      ========      ========          ========       ========       ========
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
 Accounts payable and accrued liabilities .   $   521      $  8,245      $ (8,245)(a)      $    521       $     --       $    521
 Accounts payable -- affiliates ...........     1,673            --         4,355(a)(b)(c)    6,028             --          6,028
 Distribution payable .....................     3,073            --            --             3,073             --          3,073
                                              -------      --------      --------          --------       --------       --------
   Total current liabilities...............     5,267         8,245        (3,890)            9,622             --          9,622

Long-term debt.............................        --        35,900        34,100(a)(b)      70,000         (2,624)(l)     67,376
Regulatory liability.......................        --         1,819        (1,819)(b)            --             --             --
                                              -------      --------      --------          --------       --------       --------

Deferred income taxes......................        --         6,947        (6,947)(a)            --             --             --

Preferred equity subject to redemption.....        --            --        25,000(b)         25,000        (25,000)(l)         --
Stockholder's equity.......................        --        52,897       (52,897)(a)            --             --             --
Members equity.............................        --            --            --(a)(b)          --             --             --

Partners' capital:
 Common unitholders .......................    43,551            --            --            43,551         27,624(l)      71,175
 Subordinated unitholders .................       354            --            --               354             --            354
 General partner ..........................       340            --            --               340            601(m)         941
                                              -------      --------      --------          --------       --------       --------
   Total partners' capital.................    44,245            --            --            44,245         28,225         72,470
                                              -------      --------      --------          --------       --------       --------
                                              $49,512      $105,808      $ (6,453)         $148,867       $    601       $149,468
                                              =======      ========      ========          ========       ========       ========

                  See notes to pro forma financial statements

                         ATLAS PIPELINE PARTNERS, L.P.

                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 2003
                      (in thousands, except per unit data)

                                               Historical   Historical
                                                 Atlas        Alaska      Acquisition       Pro forma     Offering       Pro forma
                                                Pipeline     Pipeline     adjustments    consolidated    adjustments   consolidated
                                               ----------   ----------    -----------    ------------    -----------   ------------
Revenues:
 Transportation and compression ...........     $15,651       $67,733      $(52,581)(d)     $30,803            --         $30,803
 Pipeline management services .............          --         3,110        (3,110)(d)          --            --              --
                                                -------       -------      --------         -------        ------         -------
                                                 15,651        70,843       (53,544)         30,803            --          30,803

Costs and expenses:
 Transportation and compression ...........       2,421            --            --           2,421            --           2,421
 Cost of gas sold .........................           -        55,549       (55,549)(d)          --            --              --
 General and administrative ...............       1,661         3,575        (2,104)(e)       3,132            --           3,132
 Operations and maintenance ...............          --         4,007        (1,470)(e)       2,537            --           2,537
 Depreciation and amortization ............       1,770         3,265          (293)(g)(h)    4,742            --           4,742
                                                -------       -------      --------         -------        ------         -------
                                                  5,852        66,396       (59,416)         12,832            --          12,832
                                                -------       -------      --------         -------        ------         -------

Operating income...........................       9,799         4,447         3,725          17,971            --          17,971
                                                -------       -------      --------         -------        ------         -------

Other income (deductions):
 Interest expense .........................        (258)       (2,937)       (4,674)(f)(i)   (7,869)        3,123(n)       (4,746)
 Other ....................................          98           263          (263)(d)          98            --              98
                                                -------       -------      --------         -------        ------         -------
                                                   (160)       (2,674)       (4,937)         (7,771)        3,123          (4,648)
                                                -------       -------      --------         -------        ------         -------

Income (loss) before income taxes..........       9,639         1,773        (1,212)         10,200         3,123          13,323
Provision for income taxes.................          --           733          (733)(j)          --            --              --
                                                -------       -------      --------         -------        ------         -------
 Net income ...............................     $ 9,639       $ 1,040      $   (479)        $10,200        $3,123         $13,323
                                                =======       =======      ========         =======        ======         =======

Net income--limited partners...............     $ 8,651                                     $ 7,593                       $ 9,979
                                                =======                                     =======                       =======
Net income--general partner................     $   988                                     $ 2,607                       $ 3,344
                                                =======                                     =======                       =======
Basic and diluted net income per limited
  partner unit.............................     $  2.17                                     $  1.91                       $  2.11
                                                =======                                     =======                       =======
Weighted average units outstanding.........       3,981                                       3,981                         4,721
                                                =======                                     =======                       =======
Per unit distributions (limited partner
  unit)....................................     $  2.39                                     $  2.84(k)                    $  2.89(o)
                                                =======                                     =======                       =======

                  See notes to pro forma financial statements

                         Atlas Pipeline Partners, L.P.
                    Notes to Pro Forma Financial Statements

     a. Immediately prior to the closing, Alaska Pipeline will convert from a corporation to a Delaware limited liability company ("LLC"), transfer its pipeline assets to the newly formed LLC, and dividend all of its remaining net assets to SEMCO.

     b. To reflect our purchase of 100% of the interest in the LLC for $96.5 million including estimated transaction costs and the payment of $250,000 for the tower license fee and $450,000 for the gas control services fee. The acquisition will be financed by a $25 million preferred equity mezzanine investment, a $50 million revolving credit facility and $20 million from bank borrowings under our existing credit facility. The remaining $1.5 million is funded through borrowings from our parent, which appear as an increase to accounts payable affiliates.

     c. To reflect the payment of $2.9 million of estimated financing costs which appear in the pro forma balance sheet as an increase in accounts payable - affiliates.

     d. Reflects the adjustment to gas sales and transportation and compression revenue in accordance with the terms of the Special Contract for Gas Transportation to be entered into with ENSTAR Natural Gas Company (the division of SEMCO which conducts its Alaska distribution business) in connection with the acquisition and the elimination of Alaska Pipeline's pipeline management services and other income. The adjustment also reflects the elimination of Alaska Pipeline's cost of gas sold. The revenue Alaska Pipeline earned for gas sales and the expense it recognized for the cost of gas sold are the result of an intercompany gas sales agreement with ENSTAR that requires Alaska Pipeline to sell ENSTAR the gas volumes it purchases from gas producing entities.

     e. Reflects the general and administrative costs in accordance with the terms of the Operation and Maintenance and Administrative Services Agreement to be entered into with ENSTAR in connection with the acquisition.

     f. Reflects the adjustment to interest expense resulting from the $25 million preferred equity (treated as debt for financial reporting purposes) bearing a fixed interest rate of 12% and the $50 million of new borrowings bearing an interest rate of LIBOR plus 350 basis points, assumed to be 4.82% for the six months ended June 30, 2003 and 4.55% for the six months ended December 31, 2003. In addition, reflects additional borrowings under our existing credit facility and inter-company line with our parent bearing an interest rate of LIBOR plus 200 basis points, assumed to be 3.32% for the six months ended June 30, 2003 and 3.05% for the six months ended December 31, 2003.

     g. Reflects the adjustment to depreciation expense based upon the cost of the acquired gas gathering and transmission facilities using a 33 year depreciable life and using the straight-line method.

     h. Reflects the amortization of the gas control services and tower license fees on a straight-line basis over the 10 year term of the contract.

     i Reflects the amortization of deferred financing costs related to the various borrowing facilities to finance the acquisition over their respective terms.

     j. Reflects the elimination of federal and state income taxes following the conversion of Alaska Pipeline to a LLC and its acquisition by us, a master limited partnership not subject to income taxes.

     k. Reflects the impact to limited partner distributions from adjusting our distributable cash flow as a result of the acquisition of Alaska Pipeline.

     l. To reflect net proceeds of $27.6 million after offering costs of $2.1 million from the issuance of 750,000 common units at a price of $39.68 per unit used to repay the $25 million preferred equity mezzanine investment and $2.6 million of borrowings under the $50 million revolving credit facility loan to be entered into between APC Acquisition and Wachovia Bank.

     m. Reflects a 2% capital contribution from our general partner in accordance with the terms of our partnership agreement.

     n. Reflects the adjustment to interest expense resulting from the issuance of common units and the repayment of debt provided to finance the Alaska Pipeline acquisition.

     o. Reflects the impact to limited partner distributions from adjusting our distributable cash flow as a result of the offering of common units to repay the $25 million preferred equity mezzanine investment and $2.6 million of borrowings under the $50 million revolving credit facility.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

General

   Our principal business objective is to generate income for distribution to our unitholders from the transportation of natural gas through our gathering systems. Our gathering systems gather natural gas from wells in eastern Ohio, western New York, and western Pennsylvania and transport the natural gas primarily to public utility pipelines. To a lesser extent, our gathering systems transport natural gas to end-users.

   In May 2003, we completed a public offering of 1,092,500 common units. The net proceeds after underwriting discounts and commissions were approximately $25.2 million. We used these proceeds to repay existing indebtedness of $8.5 million. We intend to use the balance of these proceeds to fund future capital projects and for working capital.

   In September 2003, we entered into a purchase and sale agreement with SEMCO under which we or our designee will purchase all of the outstanding equity of SEMCO's wholly-owned subsidiary, Alaska Pipeline, which owns a 354-mile intrastate natural gas transmission pipeline that delivers gas to metropolitan Anchorage. The total consideration, payable in cash at closing, will be approximately $95 million, subject to an adjustment based on the amount of working capital that Alaska Pipeline has at closing. Completion of the transaction is subject to a number of conditions, including receipt of governmental and non-governmental consents and approvals and the absence of a material adverse change in Alaska Pipeline's business. Among the required governmental authorizations are approval of the Regulatory Commission of Alaska and expiration, without adverse action, of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. We received an early termination of the Hart-Scott-Rodino waiting period in January 2004. The purchase and sale agreement may be terminated by either SEMCO or us if the transaction is not completed by June 16, 2004.

Results of Operations

   In the years ended December 31, 2003, 2002 and 2001, our principal revenues came from the operation of our pipeline gathering systems which transport and compress natural gas. Two variables which affect our transportation revenues are:

     o the volumes of natural gas transported by us which, in turn, depend upon the number of wells connected to our gathering system, the amount of natural gas they produce, and the demand for that natural gas; and

     o the transportation fees paid to us which, in turn, depend upon the price of the natural gas we transport, which itself is a function of the relevant supply and demand in the mid-Atlantic and northeastern areas of the United States.

   We set forth the average volumes we transported, our average transportation rates per mcf and revenues received by us for the periods indicated in the following table:

                                                                                               For the years ended December 31,
                                                                                           ----------------------------------------
                                                                                               2003          2002           2001
                                                                                           -----------    -----------   -----------
Average daily throughput volumes, in mcf...............................................         52,472         50,363        46,918
                                                                                           ===========    ===========   ===========
Average transportation rate per mcf....................................................    $       .82    $       .58   $       .76
                                                                                           ===========    ===========   ===========
Total transportation and compression revenues..........................................    $15,650,800    $10,660,300   $13,094,700
                                                                                           ===========    ===========   ===========

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

   Revenues. Our transportation and compression revenues increased to $15,650,800 in the year ended December 31, 2003 from $10,660,300 in the year ended December 31, 2002. This increase of $4,990,500

(47%) resulted from an increase in the average transportation rate paid to us ($4,361,500) and an increase in the volumes of natural gas we transported ($629,000).

   Our transportation rate was $.82 per mcf in the year ended December 31, 2003 as compared to $.58 per mcf in the year ended December 31, 2002, an increase of $.24 per mcf (41%). During the year ended December 31, 2003, natural gas prices increased significantly over the year ended December 31, 2002. Since our transportation rates are generally at fixed percentages of the sale prices of the natural gas we transport, the higher prices resulted in an increase in our average transportation rate.

   Our average daily throughput volumes were 52,472 mcfs in the year ended December 31, 2003 as compared to 50,363 mcfs in the year ended December 31, 2002, an increase of 2,109 mcfs (4%). The increase in the average daily throughput volume resulted principally from volumes associated with new wells added to our pipeline system; we turned on-line 270 and 214 wells in the years ended December 31, 2003 and 2002, respectively. These increases were partially offset by the natural decline in production volumes from existing wells connected to our gathering systems.

   Costs and Expenses. Our transportation and compression expenses increased to $2,420,500 in the year ended December 31, 2003 as compared to $2,061,600 in the year ended December 31, 2002, an increase of $358,900 (17%). Our average cost per mcf of transportation and compression increased to $.13 in the year ended December 31, 2003 as compared to $.11 in the year ended December 31, 2002, an increase of $.02 (18%). This increase resulted primarily from an increase in compressor expenses due to the addition of more compressors and increased lease rates for our compressors. We have substantially completed the process of purchasing several compressors which we previously leased. We anticipate this will reduce future compressor expenses on a per mcf basis.

   Our general and administrative expenses increased to $1,660,900 in the year ended December 31, 2003 as compared to $1,481,900 in the year ended December 31, 2002, an increase of $179,000 (12%). This increase primarily resulted from an increase of $600,000 in allocations of compensation and benefits from Atlas America and its affiliates due to an increase in management time spent during the year on acquisitions, potential acquisitions and our public offering. This increase was largely offset by a decrease in professional fees which, in the prior period, had been higher than normal due to costs associated with the proposed acquisition of Triton Coal Company. We were also reimbursed $156,100 by Atlas America in the current year for one half of our unreimbursed costs associated with the proposed Triton acquisition.

   Our depreciation and amortization expense increased to $1,770,500 in the year ended December 31, 2003 as compared to $1,475,600 in the year ended December 31, 2002, an increase of $294,900 (20%). This increase resulted from our increased asset base associated with pipeline extensions and compressor upgrades and purchases. We anticipate that our depreciation expense will increase in 2004 as a result of our pipeline extensions and compressor upgrades.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

   Revenues. Our transportation revenue decreased to $10,660,300 in the year ended December 31, 2002 from $13,094,700 in the year ended December 31, 2001. This decrease of $2,434,400 (19%) resulted from a decrease in the average transportation rate paid to us ($3,163,700), partially offset by an increase in the volumes of natural gas we transported ($729,300).

   Our average daily throughput volumes were 50,363 mcfs in the year ended December 31, 2002 as compared to 46,918 mcfs in the year ended December 31, 2001, an increase of 3,445 mcfs (7%). The increase in the average daily throughput volume resulted principally from volumes associated with new wells added to our pipeline system; we turned on-line 214 and 234 wells in the years ended December 31, 2002 and 2001, respectively. These increases were partially offset by the natural decline in production volumes inherent in the life of a well.

   Our average transportation rate was $.58 per mcf in the year ended December 31, 2002 as compared to $.76 per mcf in the year ended December 31, 2001, a decrease of $.18 per mcf (24%). The decrease in our average transportation rate resulted from the decrease in the average natural gas price received by producers for gas transported through our pipeline system.

   Costs and Expenses. Our transportation and compression expenses increased to $2,061,600 in the year ended December 31, 2002 as compared to $1,929,200 in the year ended December 31, 2001, an increase of $132,400 (7%), principally due to the increased volumes of natural gas we transported in 2002. Our average cost per mcf of transportation and compression was $.11 in both the years ended December 31, 2002 and 2001.

   Our general and administrative expenses increased to $1,481,900 in the year ended December 31, 2002 as compared to $1,112,800 in the year ended December 31, 2001, an increase of $369,100 (33%). This increase primarily resulted from professional fees of $268,500 incurred in connection with the terminated Triton transaction (see Note 10 to our consolidated financial statements) and our cost of insurance ($92,000) reflecting increased operating activities and assets, as well as significant increases in insurance rates in general.

   Our depreciation and amortization expense increased to $1,475,600 in the year ended December 31, 2002 as compared to $1,356,100 in the year ended December 31, 2001, an increase of $119,500 (9%). This increase resulted from the increased asset base associated with pipeline extensions and acquisitions partially offset by a reduction in goodwill amortization as compared to the previous period due to the adoption of Statement of Financial Accounting Standards No. 142, on January 1, 2002.

   Our interest expense increased to $249,800 in the year ended December 31, 2002 as compared to $175,600 in the year ended December 31, 2001. This increase of $74,200 (42%) resulted primarily from the write-off of deferred finance fees of $51,000 relating to our former credit facility with PNC Bank, which we paid off upon obtaining our current credit facility with Wachovia Bank. In addition, we had an increase in the amount of funds borrowed due to an increase in pipeline extensions. These increases were partially offset by lower borrowing rates.

Liquidity and Capital Resources

   Our primary cash requirements, in addition to normal operating expenses, are for debt service, maintenance capital expenditures, expansion capital expenditures and quarterly distributions to our unitholders and general partner. In addition to cash generated from operations, we have the ability to meet our cash requirements, (other than distributions to our unitholders and general partner) through borrowings under our credit facility. In general, we expect to fund:

     o cash distributions and maintenance capital expenditures through existing cash and cash flows from operating activities;

     o expansion capital expenditures and working capital deficits through the retention of cash and additional borrowings;

     o debt principal payments through additional borrowings as they become due or by the issuance of additional common units.

   In September 2003 we entered into an agreement to purchase Alaska Pipeline, subject to certain conditions. We discuss this transaction and its potential effects on our liquidity and capital resources in "--Pending Acquisition."

   At December 31, 2003, we had no outstanding borrowings and $20 million of remaining borrowing capacity under our credit facility.

   The following table summarizes our financial condition and liquidity at the dates indicated:

                                                                                At December 31,
                                                                           ------------------------
                                                                            2003     2002     2001
                                                                           ------    -----   ------
Current ratio..........................................................      2.9x     1.0x     1.6x
Working capital (in thousands).........................................    $9,890    $  57   $1,359
Ratio of long-term debt to total partners' capital.....................       N/A     .33x     .10x

   Net cash provided by operations of $13,701,900 in the year ended December 31, 2003, increased $5,563,900 from $8,138,000 in the year ended December 31, 2002 was derived principally from income from operations and changes in our operating assets and liabilities. Net income before depreciation and amortization was $11,515,200 in the year ended December 31, 2003. This increase was principally due to the increase in the average transportation rate we received in the year ended December 31, 2003 as compared to the year ended December 31, 2002. During the year ended December 31, 2003, our accounts payable-affiliates increased as a result of advances from Atlas America in connection with expenses associated with the pending acquisition of Alaska Pipeline.

   Net cash used in investing activities was $9,153,600 for the year ended December 31, 2003, an increase of $3,923,000 from $5,230,600 in the year ended December 31, 2002. The reason for this increase was an increase in expenditures related to gathering system extensions and compressor upgrades to accommodate new wells drilled by Atlas America and its affiliates and expenditures of $1,519,400 associated with our pending acquisition.

   Net cash provided by financing activities was $8,671,200 for the year ended December 31, 2003, an increase of $11,882,200 from cash used in financing activities of $3,211,000 in the year ended December 31, 2002. The principal reason for the increase was the completion of our public offering in May 2003, which provided net cash of $17,220,100 after repayment of our outstanding indebtedness and the receipt of a $538,500 capital contribution from our general partner. Offsetting this increase was an increase in distributions of $2,039,600 and cash spent on other assets as a result of financing costs associated with obtaining a new credit facility.

Partnership Distributions

   Our partnership agreement requires that we distribute 100% of available cash to our partners within 45 days following the end of each calendar quarter in accordance with their respective percentage interests. Available cash consists generally of all of our cash receipts, less cash disbursements and net additions to reserves, including any reserves required under debt instruments for future principal and interest payments.

   Our general partner is granted discretion by our partnership agreement to establish, maintain and adjust reserves for future operating expenses, debt service, maintenance capital expenditures, rate refunds and distributions for the next four quarters. These reserves are not restricted by magnitude, but only by type of future cash requirements with which they can be associated. When our general partner determines our quarterly distributions, it considers current and expected reserve needs along with current and expected cash flows to identify the appropriate sustainable distribution level.

   Available cash is initially distributed 98% to our limited partners and 2% to our general partner. These distribution percentages are modified to provide for incentive distributions to be paid to our general partner if quarterly distributions to unitholders exceed specified targets. Incentive distributions are generally defined as all cash distributions paid to our general partner that are in excess of 2% of the aggregate amount of cash being distributed. Our general partner's incentive distribution for year ended December 31, 2003 was $594,000.

Capital Expenditures

   Our property and equipment was approximately 60% and 83% of our total consolidated assets at December 31, 2003 and 2002, respectively. Capital expenditures, other than the acquisitions of gathering systems, were $7.6 million and $5.1 million for the years ended December 31, 2003 and 2002, respectively. These capital expenditures principally consisted of costs relating to the expansion of our existing gathering systems to accommodate new wells drilled in our service area and compressor upgrades. During 2003, we connected 270 wells to our gathering system. As of December 31, 2003, we were committed to expend approximately $1,117,000 in connection with our decision to purchase our compressors rather than lease them and approximately $810,000 on pipeline extensions. In addition, we anticipate capital expenditures of $5.2 million in 2004 for maintenance and expansion associated with Alaska Pipeline, our pending acquisition. We anticipate that our capital expenditures will increase in 2004 as a result of an increase in the estimated number of well connections to our gathering systems.

Pending Acquisition

   As described in note 9 to our consolidated financial statements, we have agreed to acquire Alaska Pipeline for $95 million. We anticipate incurring approximately $4 million in costs in connection with the transaction. The acquisition is contingent upon the satisfaction of certain conditions, principally approval of the transaction by the Regulatory Commission of Alaska and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. We received an early termination of the Hart-Scott-Rodino waiting period in January 2004. We originally intended to fund the acquisition price and expenses as follows:

     o We will borrow all of the $20 million available under our existing credit facility. We will use this amount, plus $4 million of advances from our general partner, to make a common equity contribution to APC Acquisition, the newly-formed entity that will acquire Alaska Pipeline.

     o Friedman, Billings, Ramsey Group has committed to make a $25 million preferred equity contribution in APC Acquisition.

     o APC Acquisition has received a commitment for a $50 million credit facility to be administered by Wachovia Bank. It will borrow $50 million under this facility.

   As described in "Use of Proceeds," we intend to use the proceeds of this offering to increase our investment in APC Acquisition, thereby forgoing the $25 million investment committed by Friedman, Billings, Ramsey Group and reducing the amount to be borrowed by APC Acquisition under its credit facility to $47.4 million. Although the continuation of the financings under the Wachovia Bank credit facilities will reduce our capacity for further borrowing and reduce the amount of cash from operations that would otherwise be available to us from the combination of our operations with those of Alaska Pipeline, we believe that our remaining liquidity and capital resources would be more than sufficient to meet our post-acquisition operational needs.

Inflation and Changes in Prices

   Inflation affects the operating expenses of our gathering systems. Increases in those expenses are not necessarily offset by increases in transportation fees that the gathering operations are able to charge. We have not been materially affected by inflation because we were formed relatively recently and have only a limited period of operations. While we anticipate that inflation will affect our future operating costs, we cannot predict the timing or amounts of any such effects. In addition, the value of our gathering systems has been and will continue to be affected by changes in natural gas prices. Natural gas prices are subject to fluctuations which we are unable to control or accurately predict.

Environmental Regulation

   Our operations are subject to federal, state and local laws and regulations governing the release of regulated materials into the environment or otherwise relating to environmental protection or human health or safety. We believe that our operations and facilities are in substantial compliance with applicable environmental laws and regulations. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of remedial requirements, and issuance of injunction as to future compliance or other mandatory or consensual measures. We have an ongoing environmental compliance program. However, risks of accidental leaks or spills are associated with the transportation of natural gas. There can be no assurance that we will not incur significant costs and liabilities relating to claims for damages to property, the environment, natural resources, or persons resulting from the operation of our business. Moreover, it is possible that other developments, such as increasingly strict environmental laws and regulations and enforcement policies there under, could result in increased costs and liabilities to us.

   Environmental laws and regulations have changed substantially and rapidly over the last 25 years, and we anticipate that there will be continuing changes. One trend in environmental regulation is to increase reporting obligations and place more restrictions and limitations on activities, such as emissions of pollutants, generation and disposal of wastes and use, storage and handling of chemical substances, that may impact human health, the environment and/or endangered species. Increasingly strict environmental restrictions and limitations have resulted in increased operating costs for us and other similar businesses throughout the United States. It is possible that the costs of compliance with environmental laws and regulations may continue to increase. We will attempt to anticipate future regulatory requirements that might be imposed and to plan accordingly, but there can be no assurance that we will identify and properly anticipate each such charge, or that our efforts will prevent material costs, if any, from arising.

Long-Term Debt

   We increased our credit facility to $20 million in September 2003. Our principal purpose in obtaining the increase in the facility was to enable us to fund our acquisition of Alaska Pipeline and acquisitions of other gas gathering systems. In May 2003 we used proceeds from our public offering to repay our existing indebtedness of $8.5 million under the facility.

Contractual Obligations and Commercial Commitments

   The following table summarizes our contractual obligations and commercial commitments at December 31, 2003:

                                                                                               Payments due by period
                                                                                ---------------------------------------------------
                                                                                           Less than      1 - 3     4 - 5   After 5
Contractual cash obligations:                                                    Total       1 year       Years     Years    years
-----------------------------                                                   --------   ---------    --------    -----   -------
Long-term debt..............................................................    $     --    $     --    $     --    $  --    $  --
Capital lease obligations...................................................          --          --          --       --       --
Operating leases............................................................     370,500     171,000     199,500       --       --
Unconditional purchase obligations..........................................          --          --          --       --       --
Other long-term obligations.................................................          --          --          --       --       --
                                                                                --------    --------    --------    -----    -----
Total contractual cash obligations..........................................    $370,500    $171,000    $199,500    $  --    $  --
                                                                                ========    ========    ========    =====    =====

                                                                                     Amount of commitment expiration per period
                                                                                ---------------------------------------------------
                                                                                             Less than    1 - 3    4 - 5   After 5
Other commercial commitments:                                                     Total        1 year      Years    Years    years
-----------------------------                                                   ----------   ----------    -----    -----   -------
Lines of credit.............................................................    $       --   $       --    $  --    $  --    $  --
Standby letter of credit....................................................            --           --       --       --       --
Guarantees..................................................................            --           --       --       --       --
Standby replacement commitments.............................................            --           --       --       --       --
Other commercial commitments................................................     1,927,000    1,927,000       --       --       --
                                                                                ----------   ----------    -----    -----    -----
Total commercial commitments................................................    $1,927,000   $1,927,000    $  --    $  --    $  --
                                                                                ==========   ==========    =====    =====    =====

   Other commercial commitments relate to commitments to purchase our compressors which we had been leasing and for expenditures for pipeline extensions.

Critical Accounting Policies and Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of actual revenues and expenses during the reporting period. Although we believe our estimates are reasonable, actual results could differ from those estimates. We summarize our significant accounting policies in note 2 to our consolidated financial statements. We discuss below the critical accounting policies that we have identified.

Revenue and Expenses

   We routinely make accruals for both revenues and expenses due to the timing of receiving information from third parties and reconciling our records with those of third parties. We have determined these estimates using available market data and valuation methodologies. We believe our estimates for these items are reasonable, but cannot assure you that actual amounts will not vary from estimated amounts.

Depreciation and Amortization

   We calculate our depreciation based on the estimated useful lives and salvage values of our assets. However, factors such as usage, equipment failure, competition, regulation or environmental matters could cause us to change our estimates, thus impacting the future calculation of depreciation and amortization.

Impairment of Assets

   In accordance with Statement of Financial Accounting Standards 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. We determine if our long-lived assets are impaired by comparing the carrying amount of an asset or group of assets with the estimated future cash flows associated with such asset or group of assets. If the carrying amount is greater than the estimated future cash flows, an impairment loss is recognized in the amount of the excess, if any.

   Our gathering systems are subject to numerous factors which could affect future cash flows which we discuss in "Risk Factors" in the accompanying prospectus. We continuously monitor these factors and pursue alternative strategies to maintain or enhance cash flows associated with these assets; however, we cannot assure you that we can mitigate the effects, if any, on future cash flows related to any changes in these factors.

Goodwill

   At December 31, 2003, we had $2.3 million of goodwill, all of which relates to our acquisition of pipeline assets. We test our goodwill for impairment at each year end by comparing fair values to our carrying values. The evaluation of impairment under SFAS 142 requires the use of projections, estimates and assumptions as to the future performance of the operations, including anticipated future revenues, expected future operating costs and the discount factor used. Actual results could differ from projections resulting in revisions to our assumptions and, if required, recognition of an impairment loss. Our test during the current year resulted in no impairment. We will continue to evaluate our goodwill at least annually and will reflect the impairment of goodwill, if any, in operating income in the income statement in the period in which the impairment is indicated.

                                   MANAGEMENT

Our Management

   Our general partner manages our activities. Unitholders do not directly or indirectly participate in our management or operation or have actual or apparent authority to enter into contracts on our behalf or to otherwise bind us. Our general partner will be liable, as general partner, for all of our debts to the extent not paid, except to the extent that indebtedness or other obligations incurred by us are made specifically non-recourse to our general partner. Whenever possible, our general partner intends to make any indebtedness or other obligations non-recourse to it.

   Three members of the managing board of our general partner who are neither officers nor employees of our general partner nor directors, managing board members, officers or employees of any affiliate of our general partner (and have not been for the past five years) serve on the conflicts committee. Messrs. Bagnell, Beyer and Levin currently serve as the conflicts committee. The conflicts committee has the authority to review specific matters as to which the managing board believes there may be a conflict of interest in order to determine if the resolution of the conflict proposed by our general partner is fair and reasonable to us. Any matters approved by the conflicts committee are conclusively judged to be fair and reasonable to us, approved by all our partners and not a breach by our general partner or its managing board of any duties they may owe us or the unitholders. See "Conflicts of Interest and Fiduciary Responsibilities--Fiduciary Duties" in the accompanying prospectus. In addition, the members of the conflicts committee also constitute an audit committee which reviews the external financial reporting by our management and reviewed by our independent public accountants and reviews procedures for internal auditing and the adequacy of our internal accounting controls.

   As is commonly the case with publicly traded limited partnerships, we do not directly employ any of the persons responsible for our management or operation. Rather, Resource America personnel manage and operate our business. Officers of our general partner may spend a substantial amount of time managing the business and affairs of Resource America and its affiliates and may face a conflict regarding the allocation of their time between our business and affairs and their other business interests.

Managing Board Members and Executive Officers of Our General Partner

   The following table sets forth information with respect to the executive officers and managing board members of our general partner. Executive officers and managing board members are elected for one year terms.

                                                                            Year
                                                                         in which
     Name                 Age       Position with general partner      service began
     ----                 ---    -----------------------------------   -------------
Edward E. Cohen            65    Chairman of the Managing Board             1999
Jonathan Z. Cohen          33    Vice Chairman of the Managing Board        1999
Michael L. Staines         54    President, Chief Operating Officer
                                  and Managing Board Member                 1999
Steven J. Kessler          61    Chief Financial Officer                    2002
Tony C. Banks              48    Managing Board Member                      1999
William R. Bagnell         41    Managing Board Member                      1999
Donald W. Delson           53    Managing Board Member                      2003
Murray S. Levin            61    Managing Board Member                      2001

   Edward E. Cohen has been Chairman of the Board of Directors of Resource America since 1990, Chief Executive Officer and a director of Resource America since 1988 and President of Resource America from 2000 to October 2003. He has been Chairman of the Board of Directors, Chief Executive Officer and President of Atlas America since 1998. He is Chairman of the Board of Directors of Brandywine Construction & Management, Inc., a property management company, and a director of TRM Corporation, a publicly traded consumer services company. Mr. Cohen is the father of Jonathan Z. Cohen.

   Jonathan Z. Cohen has been President of Resource America since October 2003 and Chief Operating Officer and a director since 2002. Before being named president, Mr. Cohen served as Resource America's Executive Vice President from 1999 to 2001 and Vice President from 1998 to 1999. Mr. Cohen has been Vice Chairman of Atlas America since 1998. Mr. Cohen has also served as Trustee and Secretary of RAIT Investment Trust, a real estate investment trust, since 1997 and Chairman of the Board of Directors of The Richardson Company, a sales consulting company, since 1999. Mr. Cohen is the son of Edward E. Cohen.

   Michael L. Staines has been Senior Vice President of Resource America since 1989 and served as a director from 1989 through 2000 and Secretary from 1989 through 1998. Since 1998, Mr. Staines has been Executive Vice President, Secretary and a director of Atlas America. Mr. Staines is a member of the Ohio Oil and Gas Association and the Independent Oil and Gas Association of New York.

   Steven J. Kessler has been Senior Vice President and Chief Financial Officer of Resource America since 1997. Before that he was Vice President, Finance and Acquisitions, at Kravco Company, a national shopping center developer and operator.

   Tony C. Banks is a consultant to utilities, energy service companies and energy technology firms. From 2000 through early 2002, Mr. Banks was President of RAI Ventures, Inc. and Chairman of the Board of Optiron Corporation, which was an energy technology subsidiary of Atlas America until 2002. In addition, Mr. Banks served as President of our general partner during 2000. He was Chief Executive Officer and President of Atlas America from 1998 through 2000. From 1995 to 1998, Mr. Banks was Vice President of various subsidiaries of Atlas America.

   William R. Bagnell has been Vice President-Energy for Planalytics, Inc., an energy industry software company, since March 2000. Before that, he was from 1998 the Director of Sales for Fisher Tank Company, a national manufacturer of carbon and stainless steel bulk storage tanks. From 1992 through 1998, Mr. Bagnell was a Manager of Business Development for Buckeye Pipeline Partners, L.P., a publicly traded master limited partnership which is a transporter of refined petroleum products. Mr. Bagnell has been a director of Atlas America since February 2004.

   Donald W. Delson has been a managing director in corporate finance at Keefe, Bruyette & Woods, Inc. since 1997. Before that, he was a managing director at Alex. Brown & Sons. Mr. Delson has been a director of Atlas America since February 2004.

   Murray S. Levin is a senior litigation partner at Pepper Hamilton LLP. Mr. Levin served as the first American president of the Association Internationale des Jeunes Avocats (Young Lawyers International Association), headquartered in Western Europe. He is a past president of the American Chapter and a member of the board of directors of the Union Internationale des Avocats (International Association of Lawyers), a Paris-based organization that is the world's oldest international lawyers association.

Other Significant Employees

   Nancy J. McGurk, 48, has been the Chief Accounting Officer of our general partner since 1999. Ms. McGurk has been Vice President of Resource America since 1992 and Treasurer and Chief Accounting Officer since 1989.

Reimbursement of Expenses of Our General Partner and its Affiliates

   Our general partner does not receive any management fee or other compensation for its services apart from its general partner and incentive distribution interests. We reimburse our general partner and its affiliates, including Atlas America, for all expenses incurred on our behalf. These expenses include the costs of employee, officer and managing board member compensation and benefits properly allocable to us, and all other expenses necessary or appropriate to the conduct of our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion. Our general partner allocates the costs of employee and officer compensation and benefits based upon the amount of business time spent by those employees and officers on our business. We reimbursed our general partner $11.7 million for expenses incurred during 2003, which constituted all of our transportation and compression, general and administrative and capital expenditures costs.

Compensation Committee Interlocks and Insider Participation

   Neither we nor the managing board of our general partner has a compensation committee. Compensation of the personnel of Resource America and its affiliates who provide us with services is set by Resource America and such affiliates. The independent members of the managing board of our general partner, however, do review the allocation of the salaries of such personnel for purposes of reimbursement. None of the independent managing board members is an employee or former employee of ours or of our general partner. No executive officer of our general partner is a director or executive officer of any entity in which an independent managing board member is a director or executive officer.

Code of Business Conduct and Ethics

   Because we do not directly employ any persons, we rely on a Code of Business Conduct and Ethics adopted by Resource America that applies to the principal executive officer, principal financial officer and principal accounting officer of our general partner, as well as to persons performing services for us generally. You may obtain a copy of this code of ethics by a request to our general partner at 311 Rouser Road, Moon Township, Pennsylvania 15108. We will disclose any amendment to, or waiver from, a provision of our code of ethics by filing a current report on Form 8-K.

Executive Compensation

   We do not directly compensate the executive officers of our general partner. Rather, Resource America and its affiliates allocate the compensation of the executive officers between activities on behalf of our general partner and us and activities on behalf of itself and its affiliates based upon an estimate of the time spent by such persons on activities for us and for Resource
America and its affiliates. We reimburse our general partner for the compensation allocated to us. The compensation allocation was $1,035,000, $406,000 and $401,500 for the years ended December 31, 2003, 2002 and 2001, respectively. The following table sets forth the compensation allocation for the last three fiscal years for our general partner's Chief Executive Officer and President. No other executive officer of the general partner received an allocation of aggregate salary and bonus in excess of $100,000 during the periods indicated.

                           Summary Compensation Table


Name and principal position                                        Year     Salary      Bonus
---------------------------                                        ----    --------   --------
Edward E. Cohen, Chairman of the Managing Board                    2003    $179,600   $119,700
 and Chief Executive Officer                                       2002           0          0
                                                                   2001           0          0

Michael L. Staines, President, Chief Operating Officer             2003    $133,300   $ 10,000
 and Managing Board Member                                         2002     169,979     28,058
                                                                   2001     193,500          0

Compensation of Managing Board Members

   Our general partner does not pay additional remuneration to officers or employees of Resource America who also serve as managing board members. In fiscal year 2003, each non-employee managing board member received an annual retainer of $6,000 together with $1,000 for each board meeting attended, $1,000 for each committee meeting attended where he was chairman of the committee and $500 for each committee meeting attended where he was not chairman. Effective January 1, 2004, each non-employee managing board member will receive an annual retainer of $20,000 in cash and an annual grant of phantom units in an amount equal to the lesser of 500 units or $15,000 worth of units pursuant to our Long-Term Incentive Plan, which was approved by our unitholders on February 11, 2004. In addition, our general partner reimburses each non-employee board member for out-of-pocket expenses in connection with attending meetings of the board or committees. We reimburse our general partner for these expenses and indemnify our general partner's managing board members for actions associated with being managing board members to the extent permitted under Delaware law.

                        DESCRIPTION OF OUR COMMON UNITS

   We describe our common units under "Prospectus Summary--Our Partnership Agreement" and "Our Partnership Agreement" in the accompanying prospectus.

                               TAX CONSIDERATIONS

General

   The following summarizes material federal income tax considerations that may be relevant to a prospective unitholder who is a citizen or resident of the United States. The tax consequences of investing in us may not be the same for all investors. A careful analysis of your particular tax situation is required to analyze an investment in our common units properly. Moreover, this summary does not purport to address all aspects of taxation that may be relevant to particular unitholders, such as insurance companies, tax-exempt organizations, foreign corporations and persons who are not citizens or residents of the United States who may be subject to special treatment under federal income tax laws, except to the extent specifically discussed in this summary. As a consequence, we urge you to consult your own tax advisor.

Opinion of Tax Counsel

   We have obtained an opinion from Ledgewood Law Firm, P.C., our tax counsel, concerning the federal tax issues described in this section. The opinion is based on the facts described in this prospectus supplement and the accompanying prospectus and on additional facts that we provided to tax counsel about how we plan to operate. Any alteration of our activities from the description we gave to tax counsel may render the opinion unreliable.

   The statements in this discussion and our counsel's opinion are based on current provisions of the Internal Revenue Code, existing, temporary and currently proposed Treasury Regulations promulgated under the Internal Revenues Code, the legislative history of the Internal Revenue Code, existing administrative rulings and practices of the IRS, and judicial decisions. Future legislative, judicial or administrative actions or decisions, which may be retroactive in effect, may cause actual tax consequences to vary substantially from those discussed in this summary. Moreover, the tax opinion represents only tax counsel's best legal judgment. It is not binding on the IRS nor does it have any other official status. We cannot assure you that the IRS will accept tax counsel's conclusions.

   For the reasons set forth in the more detailed discussion as to each item, Ledgewood Law, P.C. has not rendered an opinion with respect to the following specific federal income tax issues:

     o the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (see "--Tax Consequences of Unit Ownership--Treatment of Short Sales"),

     o whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "-- Disposition of Common Units--Allocations Between Transferors and Transferees"), and

     o whether our method for depreciating Section 743 adjustments is sustainable (see "--Disposition of Common Units--Section 754 Election").

Partnership Status

   A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his or her allocable share of the partnership's items of income, gain, loss and deduction in computing his or her federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of his or her adjusted basis in the partnership interest immediately before the distribution.

   Our counsel is of the opinion that we and our operating partnership will be treated as a partnerships for federal income tax purposes. We have not and will not request a ruling from the IRS on this matter. Counsel's opinion is based partially upon our representations that:

     o neither we nor our operating partnership or any operating subsidiary has elected or will elect to be treated as an association or corporation;

     o we, our operating partnership and each operating subsidiary have been operated and will be operated in accordance with all applicable partnership statutes, its applicable partnership agreement or limited liability company agreement; and

     o for each taxable year, more than 90% of our gross income has been and will be derived from:

        o the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or

        o other items of income as to which counsel has opined or will opine are "qualifying income" within the meaning of Section 7704(d) of the Code.

   Section 7704 of the Code provides that publicly-traded partnerships such as us will, as a general rule, be taxed as corporations. However, an exception, referred to as the "qualifying income exception" exists if at least 90% of a publicly-traded partnership's gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation of crude oil, natural gas and products thereof. Other types of qualifying income include interest from other than a financial business, dividends, gains from the sale or lease of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. For this purpose, our share of the gross income earned by our operating subsidiaries will be included in our gross income as if we directly earned such income. We estimate that less than 1% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner, and a review of the applicable legal authorities, Ledgewood Law Firm, P.C. is of the opinion that at least 90% of our gross income will constitute qualifying income. Because this opinion is based on future operations, it is impossible for the opinion to be more definitive. Unless our business changes from that of transporting natural gas, it is unlikely that we would fail to meet the 90% test.

   If we fail to meet the qualifying income exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the qualifying income exception in return for stock in that corporation, and then distributed that stock to our unitholders in liquidation of their units. This contribution and liquidation should be tax-free to us and our unitholders so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Although the tax basis of our assets is now greater than our liabilities, our tax basis will be reduced over time by depletion and depreciation deductions. If we incur substantial indebtedness in the future, it is possible that at some time in the future our liabilities may exceed our tax basis in our assets. If the deemed contribution and distribution in liquidation happened after such time, our unitholders would be taxed on the excess of our liabilities over our assets. Whether or not there is taxable income at the time of this event, thereafter we would be treated as a corporation for federal income tax purposes.

   If we were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's basis in his or her common units, or taxable capital gain, after his or her tax basis in his or her common units is reduced to zero. Accordingly, treatment of us as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and, thus, would likely result in a substantial reduction of the value of the common units.

   The discussion below is based on the assumption that we will be treated as a partnership for federal income tax purposes.

Limited Partner Status

   Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Counsel is also of the opinion, based upon and in reliance upon those same representations set forth under "-- Partnership Status," that

     o assignees who have executed and delivered transfer applications and are awaiting admission as limited partners, and

     o unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as our partners for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Counsel's opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

   A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his or her status as a partner with respect to such units for federal income tax purposes. See "--Tax Consequences of Unit Ownership--Treatment of Short Sales."

   Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

Tax Consequences of Unit Ownership

   Flow-through of Taxable Income. We do not pay any federal income tax. Instead, each unitholder is required to report on his or her income tax return his or her allocable share of our income, gains, losses and deductions without regard to whether we make cash distributions to that unitholder. Consequently, we may allocate income to our unitholders although we have made no cash distribution to them. Each unitholder will be required to include in income his or her allocable share of our income, gain, loss and deduction for our taxable year ending with or within his or her taxable year.

   Treatment of Distributions. Our distributions generally will not be taxable for federal income tax purposes to the extent of a unitholders' tax basis in his or her common units immediately before the distribution. Our cash distributions in excess of that tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. See "--Limitations on Deductibility of Our Losses."

   A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his or her share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his or her tax basis in our common units, if the distribution reduces his or her share of our "unrealized receivables," including depreciation recapture, or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, known collectively as "Section 751 assets." To that extent, a unitholder will be treated as having been distributed his or her proportionate share of the Section 751 assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him or her. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Internal Revenue Code. That income will equal the excess of:

     o  the non-pro rata portion of that distribution over

     o his or her tax basis for the share of Section 751 assets deemed relinquished in the exchange.

   Ratio of Taxable Income to Distributions. If we acquire Alaska Pipeline, we estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2006 will be allocated an amount of federal taxable income for that period that will be less than 30% of the cash distributed with respect to that period. If we do not acquire Alaska Pipeline, we expect that the ratio of taxable income to distributable cash for that period will be less than 40%. In either case, we anticipate that after the taxable year ending December 31, 2006, the ratio of taxable income to cash distributions will increase. These estimates are based upon assumptions with respect to gross income from operations, capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. The actual taxable income that will be allocated as a percentage of distributions could be higher or lower, and any difference could be material and could materially affect the value of the common units. We cannot assure you that we will acquire Alaska Pipeline. See "Risk Factors--We may not be able to complete the acquisition of Alaska Pipeline" in the accompanying prospectus.

   In prior taxable years, unitholders received cash distributions that exceeded the amount of taxable income allocated to the unitholders. This excess was partially the result of depreciation deductions, but was primarily the result of special allocations to our general partner of taxable income earned by our operating subsidiary which caused a corresponding reduction in the amount of taxable income allocable to us. Our general partner has agreed to receive additional special allocations of taxable income as follows:

     o For 2004, the lesser of $1,800,000 or the amount necessary to make the ratio of taxable income of all unitholders who own units throughout 2004 to the cash received by such unitholders with respect to 2004 not higher than 39%.

     o For 2005, the lesser of $2,400,000 or the amount necessary to make the ratio of taxable income of all unitholders who own units throughout 2005 to the cash received by such unitholders with respect to 2005 not higher than 39%.

     o For 2006, the lesser of $2,800,000 or the amount necessary to make the ratio of taxable income of all unitholders who own units throughout 2006 to the cash received by such unitholders with respect to 2006 not higher than 39%.

   Since these special allocations increase our general partner's capital account, the distribution it will receive upon our liquidation will be increased and distributions to unitholders will be correspondingly reduced. It is possible that upon liquidation common unitholders will recognize taxable income in excess of liquidation distributions.

   Tax Rates. In general the highest effective United States federal income tax rate for individuals for 2004 is 35% and the maximum United States federal income tax rate for net capital gains of an individual for 2004 is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

   Alternative Minimum Tax. Although we do not expect to generate significant tax preference items or adjustments, each unitholder will be required to take into account his distributive share of any items of our income, gain, deduction or loss for purposes of the alternative minimum tax.

   Basis of Common Units. A unitholder's initial tax basis for his or her common units will be the amount he or she paid for the common units plus his or her share of our nonrecourse liabilities. That basis will be increased by his or her share of our income and by any increases in his or her share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by our distributions to him or her, by his or her share of our losses, by any decreases in his or her share of our nonrecourse liabilities and by his or her share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized.

   Limitations on Deductibility of Our Losses. The deduction by a unitholder of his or her share of our losses will be limited to the tax basis in his or her units and, in the case of an individual unitholder or a corporate unitholder that is subject to the "at risk" rules (for example, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than its tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

   In general, a unitholder will be at risk to the extent of the tax basis of his or her units, excluding any portion of that basis attributable to his or her share of our nonrecourse liabilities, reduced by any amount of money he or she borrows to acquire or hold the units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his or her share of our nonrecourse liabilities.

   The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when the unitholder disposes of his or her entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

   A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

   Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." As noted, a unitholder's share of our net passive income will be treated as investment income for this purpose. In addition, a unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

     o interest on indebtedness properly allocable to property held for investment;

     o  our interest expense attributed to portfolio income; and

     o the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

   The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

   Allocation of Income, Gain, Loss and Deductions. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units and in excess of distributions to the subordinated units, or that incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, the amount of that loss will generally be allocated first to our general partner and the unitholders in accordance with their particular percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

   As required by the Internal Revenue Code some items of our income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner referred to in this discussion as "contributed property." The effect of these allocations to a unitholder will be essentially the same as if the tax basis of the contributed property were equal to its fair market value at the time of contribution. In addition, specified items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders.

   Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

   Ledgewood Law Firm, P.C. is of the opinion that, with the exception of the issues described in
"--Disposition of Common Units--Section 754 Election" and "--Disposition of Common Units--Allocations Between Transferors and Transferees," allocations under our partnership agreement will be recognized for federal income tax purposes in determining a partner's share of an item of our income, gain, loss or deduction.

   Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the person on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders and our general partner. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event he could file a claim for credit or refund.

   Treatment of Short Sales. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of ownership of those units. If so, the unitholder would no longer own units for federal income tax purposes during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

     o any of our income, gain, deduction or loss with respect to those units would not be reportable by the unitholder;

     o any cash distributions we make to that unitholder with respect to those units would be fully taxable; and

     o all of those distributions would appear to be treated as ordinary income.

   Unitholders desiring to assure ownership of their units for tax purposes and avoid these consequences should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See also "--Disposition of Common Units--Recognition of Gain or Loss." Because the IRS has not announced the results of its study and there is no authority addressing the treatment of short sales of partnership interests, Ledgewood Law Firm, P.C. is unable to opine on the treatment of such short sales.

Tax Treatment of Operations

   Accounting Method and Taxable Year. We use the accrual method of accounting and the tax year ending December 31 for federal income tax purposes. Each unitholder must include in income his or her share of our income, gain, loss and deduction for our taxable year(s) ending within or with his or her taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31, and who disposes of all of his or her units following the close of our taxable year but before the close of his or her taxable year, must include his or her share of our income, gain, loss and deduction in income for his or her taxable year, with the result that he or she will be required to report income for his or her taxable year for his or her share of more than one year of our income, gain, loss and deduction.

   Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of property contributed and the tax basis established for that property will be borne by our general partner and the unitholders. See "--Tax Treatment of Unitholders--Allocation of Income, Gain, Loss and Deduction."

   To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we acquire or construct is depreciated using accelerated methods permitted by the Internal Revenue Code.

   If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to our property may be required to recapture those deductions as ordinary income upon a sale of his units. See "--Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

   Uniformity of Units. We must maintain economic and tax uniformity of the units to all holders. A lack of tax uniformity can result from a literal application of Treasury Regulation Sections 1.167(c)-1(a)(6) and 1.197-2(g)(3). Any resulting non-uniformity could have a negative impact on the value of the common units by reducing the tax deductions available to a purchaser of units. See "--Disposition of Common Units--Section 754 Election."

   We intend to continue to depreciate or amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property in a way that will avoid non-uniformity of tax treatment among unitholders. See "--Disposition of Common Units--Section 754 Election." If we determine that this position cannot reasonably be taken, we may adopt a different position in an effort to maintain uniformity. This could result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. The IRS may challenge any method of depreciating the
Section 743(b) adjustment we adopt. If such a challenge were made and sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. See "--Disposition of Common Units--Recognition of Gain or Loss."

   Valuation of Our Properties. The federal income tax consequences of the ownership and disposition of units depends in part on our estimates of the relative fair market values of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we make many of the relative fair market value estimates ourselves. These estimates are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to such adjustments.

Disposition of Common Units

   Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis in the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his or her share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

   Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than his original cost.

   Should the IRS successfully contest our method of depreciating or amortizing the Section 743(b) adjustment, described under "--Disposition of Common Units--Section 754 Election," attributable to contributed property, a unitholder could realize additional gain from the sale of units than had our method been respected. In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to him of greater overall taxable income than appropriate. Due to the lack of final regulations, Ledgewood Law Firm, P.C. is unable to opine as to the validity of the convention but believes a contest by the IRS is unlikely because a successful contest could result in substantial additional deductions to other unitholders.

   Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on that sale. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

   The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, Treasury regulations allow a selling unitholder, who can identify units transferred with an ascertainable holding period, to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will not be able to select high or low basis common units to sell, as would be the case with corporate stock, but may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.

   Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter into:

     o  a short sale;

     o  an offsetting notional principal contract; or

     o a futures or forward contract with respect to the partnership interest or substantially identical property.

   Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

   Allocations Between Transferors and Transferees. Our taxable income and losses are determined annually, prorated on a monthly basis and apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the American Stock Exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders as of the opening of the American Stock Exchange on the first business day of the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction accrued after the date of transfer.

   The use of this method may not be permitted under existing Treasury regulations. Accordingly, Ledgewood Law Firm, P.C. is unable to opine on the validity of this method of allocating income and deductions between transferors and transferees of units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. Under our partnership agreement, we are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury regulations.

   A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated a share of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

   Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets ("inside basis") to reflect his or her purchase price. This election does not apply to a person who purchases common units directly from us. The adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components:

     o  his or her share of our tax basis in our assets ("common basis") and

     o  his or her Section 743(b) adjustment to that basis.

   Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted, a portion of the adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), an adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. A literal application of these different rules result in lack of uniformity. Under our partnership agreement, our general partner is authorized to adopt a position intended to preserve the uniformity of units even if that position is not consistent with the Treasury Regulations. See "--Tax Treatment of Operations--Uniformity of Units."

   We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of property previously contributed to us, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property. If this contributed property is not amortizable, we will treat that portion as non-amortizable. This method is consistent with the regulations under Section 743. This method, however, is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation
Section 1.197-2(g)(3), neither of which is expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment exceeds that amount, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a different position which could result in lower annual depreciation or amortization deductions than would otherwise be allowable to specified unitholders. See "--Tax Treatment of Operations-- Uniformity of Units."

   The allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to allocate some or all of any Section 743(b) adjustment to goodwill not so allocated by us. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets.

   A Section 754 election is advantageous if the transferee's tax basis in his or her units is higher than that units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his or her share of our assets for purposes of calculating, among other items, his or her depreciation and depletion deductions and share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his or her units is lower than that units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or adversely by the election.

   The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the value of our assets and other matters. There is no assurance that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

   Notification Requirements. A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Dissolutions and Terminations

   Upon our dissolution, our assets will be sold and any resulting gain or loss will be allocated among our general partner and the unitholders. See "--Tax Consequences of Unit Ownership--Allocation of Income, Gain Loss and Deductions." We will distribute all cash to our general partner and unitholders in liquidation in accordance with their positive capital account balances. See "Our Partnership Agreement--Cash Distribution Policy-- Distributions of Cash on Liquidation" in the accompanying prospectus.

   We will be considered to have terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year might result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. See "--Tax Treatment of Operations--Accounting Method and Taxable Year." We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Tax-Exempt Organizations and Other Investors

   Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences.

   Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and thus will be taxable to that unitholder.

   A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. Under current law, it is not anticipated that any significant amount of our gross income will include that type of income.

   Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States on account of ownership of our units. As a consequence they will be required to file federal tax returns reporting their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income that is effectively connected with the conduct of a United States trade or business and which is allocable to foreign partners. Under rules applicable to publicly traded partnerships, we will withhold (currently at the rate of 35%) on cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 in order to obtain credit for the taxes withheld.

   Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in its "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under
Section 6038C of the Internal Revenue Code.

   Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

   Information Returns and Audit Procedures. We furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his or her share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which is generally not reviewed by counsel, we take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder's share of income, gain, loss and deduction. We cannot assure you that those accounting and reporting positions will yield a result that conforms with the requirements of the Internal Revenue Code, regulations, or administrative interpretations of the IRS. We also cannot assure you that the IRS will not successfully contend in court that those accounting and reporting positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

   The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of that unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

   Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "tax matters partner" for these purposes. The partnership agreement appoints our general partner as our tax matters partner.

   The tax matters partner will make some elections on our behalf and on behalf of unitholders. In addition, the tax matters partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits and by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

   A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

   Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

     o the name, address and taxpayer identification number of the beneficial owner and the nominee;

     o  whether the beneficial owner is

        o    a person that is not a United States person;

        o a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

        o    a tax-exempt entity;

     o the amount and description of units held, acquired or transferred for the beneficial owner; and

     o specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

   Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

   Registration as a Tax Shelter. The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, our general partner has registered us as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. Our tax shelter registration number is 99344000008. Issuance of this registration number does not mean that an investment in us or the claimed tax benefits have been reviewed examined or approved by the IRS.

   Registration as a tax shelter may increase the likelihood of an audit of our tax return or the tax return of a holder of common units. See "--
Administrative Matters--Information Returns and Audit Procedures."

Registration as a tax shelter could also result in penalties being assessed to a holder of units if he does not comply with the rules discussed in the next paragraph.

   We will furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. These penalties are not deductible for federal income tax purposes.

   Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

   A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

     o  for which there is, or was, "substantial authority" or

     o as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

   More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction allocated to unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

State, Local and Other Tax Considerations

   In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider his or her potential impact on his or her investment in us. We currently own property or do business in Ohio, Pennsylvania and New York, each of which currently imposes a personal income tax. We may also own property or do business in other states in the future, including Alaska if we acquire Alaska Pipeline. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See "--Tax Consequences of Unit Ownership--Entity-Level Collections." Based on current law and our anticipated future operations, our general partner anticipates that any amounts required to be withheld will not be material.

   It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his or her investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his or her own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns that may be required of him or her. Ledgewood Law Firm, P.C. has not rendered an opinion on the state or local tax consequences of an investment in us.

Investment by Employee Benefit Plans

   An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

     o  whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

     o whether, in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

     o whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

   The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

   Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

   In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

   The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things,

     o the equity interests acquired by employee benefit plans are publicly offered securities, i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

     o the entity is an "operating company," i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

     o there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

   Our assets should not be considered "plan assets" under these regulations because we satisfy the first requirement above.

   Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code is light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                                  UNDERWRITING

   We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered. Subject to specified conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table. Friedman, Billings, Ramsey & Co., Inc. and KeyBanc Capital Markets, a division of McDonald Investments Inc., are the representatives of the underwriters.

                                                                      Number of
Underwriters                                                        common units
------------                                                        ------------
Friedman, Billings, Ramsey & Co., Inc. ..........................
KeyBanc Capital Markets, a division of McDonald Investments Inc.
   Total ........................................................

   If the underwriters sell more common units than the total number set forth in the table above, the underwriters have an option to buy up to an additional 112,500 common units from us to cover the sales. They may exercise that option for 30 days. If any common units are purchased pursuant to that option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

   The following table shows the per common unit and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters' option to purchase additional common units.

                                                     No exercise   Full exercise
                                                     -----------   -------------
Per common unit .................................
   Total.........................................

   Common units sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $_____ per common unit from the public offering price. Securities dealers may resell any common units purchased from the underwriters to various other brokers or dealers at a discount of up to $____ per common unit from the public offering price. If all the common units are not sold at the offering price, the representatives may change the offering price and the other selling terms.

   In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. Stabilizing transactions consist of some bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common units while the offering is in progress.

   The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of the underwriter in stabilizing or short covering transactions.

   These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the American Stock Exchange or otherwise.

   We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $350,000.

   Because the National Association for Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Accordingly, the representatives have informed us that the underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange. The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of common units offered.

   We and our general partner have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act.

   Fbr.com, a division of FBR Investment Services Inc., will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Friedman, Billings, Ramsey intends to allocate a limited number of common units for sale to its online brokerage customers. An electronic prospectus supplement and prospectus are available on the Internet Web site maintained by Friedman, Billings, Ramsey at www.fbr.com. Other than the prospectus supplement and prospectus in electronic format, the information of the Friedman, Billings, Ramsey website is not part of this prospectus supplement.

   The underwriters have engaged in transactions with, and, from time to time, have performed services for, Resource America and Atlas America in the ordinary course of business and have received customary fees for performing these services. Friedman, Billings, Ramsey and KeyBanc Capital Markets acted as the managing underwriters of our initial public offering and our follow-on offering in May 2003, provided advisory services to us in connection with our proposed acquisition of Triton, which was terminated in July 2002, and are acting as managing underwriters for Atlas America's initial public offering. Friedman, Billings, Ramsey is currently providing advisory services to us in connection with our proposed acquisition of Alaska Pipeline and one of its affiliates has agreed to provide stand-by financing for the acquisition. In addition, an affiliate of KeyBanc Capital Markets is a lender under our credit facility.

                                 LEGAL MATTERS


   The validity of the common units and tax matters will be passed upon for us by Ledgewood Law Firm, P.C., Philadelphia, Pennsylvania. Specific legal matters in connection with the offering of the common units are being passed upon for the underwriters by Dickstein Shapiro Morin & Oshinsky LLP, Washington, D.C.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-3 with respect to this offering. This prospectus supplement and the accompanying prospectus constitute only part of the registration statement and do not contain all of the information set forth in the registration statement, its exhibits and its schedules.

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference rooms.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


   The SEC allows us to "incorporate by reference" the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 will automatically update and supersede this information.

   We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed):

     o our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and

     o our Proxy Statement on Schedule 14A for the special meeting of unitholders held on February 11, 2004.

   You may obtain a copy of these filings without charge by writing or calling us at:

                               Investor Relations
                         Atlas Pipeline Partners, L.P.
                                311 Rouser Road
                                  P.O. Box 611
                       Moon Township, Pennsylvania 15108
                                 (412) 262-2830

                                  $250,000,000

                          ATLAS PIPELINE PARTNERS, L.P.

                                  Common Units
                               Subordinated Units
                                 Debt Securities
                                    Warrants


We may offer from time to time the following types of securities:

   o our common units representing limited partner interests;

   o our subordinated units representing limited partner interests;

   o our debt securities, in one or more series, which may be senior debt securities or subordinated debt securities, in each case consisting of notes or other evidences of indebtedness;

   o warrants to purchase any of the other securities that may be sold under this prospectus; or

   o any combination of these securities, individually or as units.

The securities will have an aggregate initial offering price of up to $250,000,000. The securities may be offered separately or together in any combination and as a separate series. This prospectus also covers guarantees, if any, of our payment obligations under any debt securities, which may be given by certain of our subsidiaries on terms to be determined at the time of the offering.

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest. This prospectus may not be used to consummate sales of securities unless accompanied by the applicable prospectus supplement.

Our common units are quoted on the American Stock Exchange under the symbol
"APL."

You should read "Risk Factors" beginning on page 14 of this prospectus, as well as those which may be contained in any supplement to this prospectus, for a discussion of important factors that you should consider before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, dealers and underwriters reserve the right to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents, dealers or underwriters. If any agents, dealers or underwriters are involved in the sale of any securities, the relevant prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the relevant prospectus supplement.

                         Prospectus dated April 5, 2004

                               PROSPECTUS SUMMARY

                              About this Prospectus

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may, from time to time, offer any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer these securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                                 Atlas Pipeline

         We own and operate natural gas pipeline gathering systems through our operating partnership and its operating subsidiaries. Our primary assets consist of approximately 1,380 miles of intrastate gathering systems located in eastern Ohio, western New York and western Pennsylvania. In September 2003, we entered into a purchase and sale agreement with SEMCO Energy, Inc. (NYSE: SEN) under which we or our designee will purchase all of the outstanding equity of SEMCO's wholly-owned subsidiary, Alaska Pipeline Company, which owns a 354-mile intrastate natural gas transmission pipeline that delivers gas to metropolitan Anchorage. The total consideration, payable in cash at closing, will be approximately $95 million, subject to an adjustment based on the amount of working capital that Alaska Pipeline has at closing.


         Currently, our gathering systems serve approximately 4,500 wells with an average daily throughput for the year ended December 31, 2003 of 52.5 million cubic feet, or mmcf, of natural gas. Our gathering systems provide a means through which well owners and operators can transport the natural gas produced by their wells to public utility pipelines for delivery to customers. To a lesser extent, our gathering systems transport natural gas directly to customers. Our gathering systems currently connect with public utility pipelines operated by Peoples Natural Gas Company, National Fuel Gas Supply, Tennessee Gas Pipeline Company, National Fuel Gas Distribution Company, East Ohio Gas Company, Columbia of Ohio, Consolidated Natural Gas Co., Texas Eastern Pipeline, Columbia Gas Transmission Corp. and Equitable Utilities. We do not engage in storage or gas marketing programs, nor do we currently engage in the purchase and resale for our own account of natural gas transported through our gathering systems.


         We originally acquired the gathering systems of Atlas America, Inc. and its affiliates, all of which are subsidiaries of Resource America, Inc. (NASDAQ:
REXI), when we commenced operations in January 2000. Throughout this prospectus, we refer to the Resource America energy subsidiaries with which we have contractual relationships, including Atlas America, collectively as "Atlas America," unless specifically stated otherwise. Atlas America and its affiliates sponsor limited and general partnerships to raise funds from investors to explore for natural gas, and produce natural gas and, to a lesser extent, oil from locations in eastern Ohio, western New York and western Pennsylvania. Our gathering systems are connected to 4,100 of those wells. Atlas America drilled and connected 270 wells to our gathering systems during the year ended December 31, 2003, 195 wells during the year ended December 31, 2002 and 196 wells during the year ended December 31, 2001.

         We are party to an omnibus agreement with Atlas America that is intended to maximize the use and expansion of our gathering systems and the amount of natural gas they transport. Among other things, the omnibus agreement requires Atlas America to install required flow lines and connect wells it operates that are located within 2,500 feet of one of our gathering systems.

         We are also party to natural gas gathering agreements with Atlas America under which it pays us gathering fees generally equal to a percentage, generally 16%, of the gross or weighted average sales price of the natural gas we transport subject, in certain cases, to minimum prices of $.35 or $.40 per thousand cubic feet, or mcf. Our business, therefore, depends in large part on the prices at which the natural gas we transport is sold. Due to the volatility of natural gas prices, our gross revenues can vary materially from period to period. During the year ended December 31, 2003, we received gathering fees averaging $.82 per mcf, while during the previous year, our average gathering fee was $.58 per mcf.

                             Objectives and Strategy

         Our objective is to increase cash flow, earnings and returns to our unitholders by:

             o expanding our revenue base through:

                 o construction of extensions necessary to service additional wells drilled by Atlas America and others and

                 o accretive acquisitions of mid-stream energy assets such as natural gas gathering, transmission, processing and storage facilities and liquid gathering, transmission and storage facilities;

             o limiting operating costs through achievement of economies of scale as a result of expanding our operations through extensions and acquisitions; and

             o continuing to strengthen our balance sheet by financing our growth with a combination of long-term debt and equity to provide the financial flexibility to fund future opportunities.

         Since commencing operations in January 2000, we have pursued these objectives by:

             o adding 372 miles of pipeline to our original system;

             o connecting 829 wells to our pipeline, 770 of which were drilled by Atlas America;

             o acquiring gathering systems in Ohio and Pennsylvania, aggregating
               120 miles of pipeline, with approximately 433 wells connected to those systems;

             o agreeing in September 2003 to acquire Alaska Pipeline, which we believe will add a significant source of stable income and distributable cash flow; and

             o upgrading our system and substantially expanding our capacity.

                             Partnership Information

         We were formed in May 1999 as a Delaware limited partnership and, under our partnership agreement, will be required to dissolve no later than December 31, 2098. We own a 98.9899% limited partnership interest in Atlas Pipeline Operating Partnership, L.P., also a Delaware limited partnership, which owns our current gathering systems through subsidiaries. We recently formed APC Acquisition, LLC, in which we currently own 100% of the membership interests, in order to acquire Alaska Pipeline. We have no significant assets other than our limited partnership interest in the operating partnership. Our general partner has sole responsibility for conducting our business and managing our operations. As is commonly the case with publicly traded limited partnerships, we do not directly employ any of the persons responsible for our management or operation. Rather, Atlas America personnel manage and operate our business. Our general partner also acts as general partner of the operating partnership. As a consequence, the affairs of the operating partnership are controlled by our general partner and not by us. However, our general partner may not, without the consent of all of our limited partners, consent to any act that would make it impossible to carry on our ordinary business and may not, without the consent of limited partners holding a majority of the outstanding common units and subordinated units, voting as separate classes, dispose of all or substantially all of our assets or the assets of the operating partnership.

         Our common units are entitled to receive cash distributions of $.42 per quarter, or $1.68 on an annualized basis, before any distributions are paid on our existing subordinated units. We expect this priority to continue until January 1, 2005. Our general partner owns all of our outstanding 1,641,026 subordinated units.

         Our principal executive offices are located at 311 Rouser Road, Moon Township, Pennsylvania 15108 and our telephone number is (412) 262-2830.

         Summary of Conflicts of Interest and Fiduciary Responsibilities

         Our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders. However, because our general partner is a corporate subsidiary of Atlas America, its officers and directors have fiduciary duties to manage its business in a manner beneficial to Atlas America. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and Atlas America and its affiliates, on the other hand.

         The following situations, among others, could give rise to conflicts of interest:

         o our general partner determines the amount and timing of asset purchases and sales, capital expenditures, issuances of additional common units, borrowings and reserves, which can impact the amount of distributions to unitholders;

         o our general partner may take actions on our behalf that have the effect of enabling our general partner to receive distributions on its subordinated units;

         o some of the officers of our general partner who provide services to us also devote significant time to the businesses of our general partner's affiliates, and competition for their services may develop;

         o the officers of our general partner may make decisions on behalf of Atlas America, as the operator of natural gas wells connected to our gathering systems, as to the volume of gas produced by these wells, and these decisions may affect the volume of natural gas transported by us and, thus, our revenues; and

         o our general partner makes decisions that affect the obligations of Atlas America to us in constructing gathering systems, providing financing for that construction and identifying gathering systems for possible acquisition.

         Our general partner has a conflicts committee, consisting of three independent members of its managing board, that is available to review matters involving conflicts of interest.

         Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of its fiduciary duty. By purchasing a common unit, you are treated as having consented to these restrictions, and to various actions contemplated in the partnership agreement and to conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

      Distributions and Payments to Our General Partner and Its Affiliates

         The following summarizes the distributions and payments we make to our general partner and its affiliates in connection with our operation and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations.

Cash distributions to our general partner........... Cash distributions are generally made 98% to the unitholders, including to our general partner as
                                                     holder of our existing subordinated units, and 2% to
                                                     our general partner. If distributions exceed specified
                                                     target levels, our general partner will receive from
                                                     15% to 50% of the excess distributions. We refer to
                                                     these distributions as our general partner's
                                                     "incentive distribution rights." For the year ended
                                                     December 31, 2003, our general partner received
                                                     distributions of $4,561,100, including $594,000 of
                                                     incentive distributions, $192,700 on its general
                                                     partner interest and $3,774,400 on its subordinated
                                                     units.

Payments to our general partner..................... Our general partner does not receive management fees or other compensation for managing us. We reimburse our general partner for all direct, indirect and capital expenditures it incurs on our behalf.  For the year ended December 31, 2003, we reimbursed
                                                     $11,715,600 to our general partner, consisting of $2,420,500 in transportation and compression costs, $1,660,900 in general and administrative costs and $7,634,200 in capital expenditures.

Withdrawal or removal of our general
partner............................................. If our general partner withdraws or is removed, its general partner interest and incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests.

Liquidation......................................... Upon our liquidation and after payment of our creditors, the partners, including our general partner, will be entitled to receive liquidating distributions according to their
                                                     particular capital account balances. For a description of how capital account balances are determined and adjusted upon
                                                     liquidation, see "Cash Distribution Policy--Distributions of
                                                     Cash Upon Liquidation."

                                                Our Partnership Agreement

Cash distributions.................................. We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion.  The amount of this cash may be greater than or less than the minimum quarterly distribution referred to in the next paragraph.  We generally make cash distributions within 45 days after the end of each quarter.

                                                     In general, we make cash distributions each quarter based on the following priorities:

                                                     o first, 98% to the common units and 2% to our general partner until each common unit has received a minimum quarterly distribution of
                                                       $.42, plus any arrearages in the payment of the minimum quarterly distribution from prior quarters;

                                                     o second, 98% to our existing subordinated units and 2% to our general partner until each subordinated unit has received a minimum quarterly distribution of $.42;

                                                     o third, 85% to all units and 15% to our general partner until each unit has received a total distribution of $.52 in that quarter;

                                                     o fourth, 75% to all units and 25% to our general partner until each unit has received a total distribution of $.60 in the quarter; and

                                                     o after that, 50% to all units and 50% to our general partner.

                                                     The distributions to our general partner in the third through fifth distribution levels are incentive distributions and are
                                                     disproportionate to its 2% interest in us as our general partner.

                                                     If we make a distribution from capital surplus, which generally means distributions from cash generated other than from operations or from working capital reserves, it is treated as if it were repayment of the unit price from our initial public offering of common units, which was $13.00 per common unit. To reflect repayment, distribution levels, including the minimum quarterly distributions, will be adjusted downward by multiplying each distribution amount by a fraction. This fraction is determined as follows:

                                                     o the numerator is the unrecovered initial unit price of the common unit immediately after giving effect to the repayment, and

                                                     o the denominator is the unrecovered initial unit price of the common units immediately before the repayment.

                                                     The unrecovered initial unit price is the initial public offering price per common unit of $13.00 less any distributions from capital surplus. Distributions from capital surplus will not reduce the minimum quarterly distribution or target or other distribution levels for the quarter in which they are distributed. We do not anticipate that there will be significant distributions from capital surplus.

                                                     Upon liquidation, we will distribute any cash remaining, after we have paid our creditors, to unitholders and our general partner in accordance with their capital account balances. To the extent proceeds of liquidation are available, we will adjust the capital accounts of our general partner and the common unitholders to give our general partner amounts representing incentive distributions.

Existing subordinated units;
subordination period................................ Our existing subordinated units are a separate class of interest in us whose rights to distributions are subordinate to those of the common units during the subordination period. The subordination period will end on January 1, 2005 unless the financial tests in the partnership agreement are not met. When the subordination period ends, all of these subordinated units will convert into common units on a one-for-one basis. The subordinated units will similarly convert to common units if our general partner is removed without cause. Converted subordinated units will have the same rights as common units and will thus participate equally with the other common units in distributions.

Issuance of additional units........................ We are permitted to issue common units, subordinated units, debt and other securities without restriction under our partnership agreement except that, during the subordination period for our existing subordinated units, we cannot issue securities having rights to distribution or in liquidation ranking prior or senior to our common units without unitholder consent.

Amendment of our partnership
agreement........................................... Our partnership agreement may generally be amended by a vote of persons holding a majority of the common units and existing subordinated units, voting as separate classes, provided that we obtain an opinion of counsel that the amendment will not materially adversely affect the limited liability of the limited partners.
                                                     Amendments may be proposed only by or with the consent of our general partner, which may withhold its consent in its sole discretion. Our general partner may, without the consent of unitholders, amend our partnership agreement to accommodate administrative functions such as admission, withdrawal or
                                                     substitution of limited partners, to effect our qualification to do business in a jurisdiction or to prevent us from being deemed an investment company. No amendment may be made that would enlarge the obligations of any limited partner without that partner's consent;
                                                     enlarge, restrict or reduce the rights, obligations, or amounts distributable or reimbursable to our general partner; change our term or modify the nature of those events causing our dissolution.

Limited liability of limited partners............... The liability of a person purchasing common units or subordinated units will be limited to the amount of the purchaser's investment plus the purchaser's share of any of our undistributed profits or assets, so long as the purchaser does not participate in the control of our business within the meaning of Delaware law and otherwise acts in conformity with our partnership agreement.

Limited voting rights............................... Holders of common units and subordinated units do not have voting rights except with respect to the following matters, for which the partnership agreement requires unitholder approval:

                                                     o a sale or exchange of all or substantially all of our
                                                       assets;

                                                     o the removal or withdrawal of our general partner;

                                                     o the election of a successor general partner;

                                                     o our dissolution or reconstitution;

                                                     o a merger;

                                                     o termination or material modification of the master natural gas gathering agreement and omnibus agreement with Atlas America;

                                                     o approval of the transfer by our general partner of its general partner interest or incentive distribution rights, except in a merger or to an affiliate; and

                                                     o in general, amendments to the partnership agreement.

Change of control................................... Any person or group, other than our general partner and its affiliates or a direct transferee of our general partner or its affiliates, that acquires beneficial ownership of 20% or more of our common units will lose its voting rights with respect to all of its common units.

Removal or withdrawal of our general
partner............................................. Our general partner may be removed by the vote of at least 66 2/3%
                                                     of our outstanding common units and the election of a successor general partner by the vote of a majority of the outstanding common units, excluding in both cases common units held by our general partner and its affiliates.

                                                     Our general partner may not withdraw as our general partner without the vote of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. However, our general partner may withdraw without approval of our common units if at least 50% of our common units are held or controlled by one person or its affiliates other than our general partner and its affiliates.

Consequences of removal of our general
partner............................................. If our general partner is removed other than for cause, all of our existing subordinated units will immediately convert into common units on a one-for-one basis. Any existing arrearages in the payment of the minimum quarterly distribution to the common units will be extinguished, and our general partner will have the right to convert its general partner interest and its right to receive incentive distributions into common units or to receive cash in exchange for such interests. In addition, the omnibus agreement will terminate and the master natural gas gathering agreement will terminate with respect to future wells drilled and completed by Atlas America.

                             Summary Financial Data

         We derived the financial data set forth below as of and for the three years ended December 31, 2003 from our consolidated financial statements for those periods, which have been audited by Grant Thornton LLP, independent accountants. You should read the financial data in this table together with, and such financial data is qualified by reference to, our consolidated financial statements, the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere or incorporated by reference in this prospectus.

                                                                For the years ended December 31,
                                                               -----------------------------------
                                                                 2003          2002         2001
                                                               -------        -------      -------
                                                               (in thousands, except per unit data)
       Income statement data:

       Revenues.............................................   $15,749        $10,667      $13,129
                                                               =======        =======      =======

       Total transportation and compression, general and
       administrative expenses.............................    $ 4,081        $ 3,544      $ 3,042
                                                               =======        =======      =======

       Depreciation and amortization........................   $ 1,770        $ 1,476      $ 1,356
                                                               =======        =======      =======

       Net income...........................................   $ 9,639        $ 5,398      $ 8,556
                                                               =======        =======      =======

       Net income per limited partner unit - basic and         $  2.17        $  1.54      $  2.30
       diluted..............................................   =======        =======      =======


       Distributions declared per common unit...............   $  2.39        $  2.14      $  2.50
                                                               =======        =======      =======


                                                                          At December  31,
                                                               -----------------------------------
                                                                 2003           2002         2001
                                                               -------        -------      -------

                                                                          (in thousands)

       Balance sheet data:

       Total assets.........................................   $49,512        $28,515      $26,002
                                                               =======        =======      =======

       Long-term debt.......................................   $     -        $ 6,500      $ 2,089
                                                               =======        =======      =======

       Common unitholders' capital..........................   $43,551        $19,164      $20,129
       Subordinated unitholder's capital....................       354            684        1,661
       General partner's capital (deficit)..................       340           (161)        (116)
                                                               -------        -------      -------

       Total partners' capital..............................   $44,245        $19,687      $21,674
                                                               =======        =======      =======




                             Summary Operating Data

         The following table summarizes information concerning the volumes of natural gas we transported during the years ended December 31, 2003, 2002 and 2001 as well as the average transportation rate we received during those periods.

                                                             For the years ended December 31,
                                                          ---------------------------------------
                                                              2003         2002          2001
                                                          -----------   -----------   -----------
       Total volume of natural gas transported (in
          mcf)..........................................   19,152,300    18,382,600    17,125,000
                                                          ===========   ===========   ===========

       Average daily volume of natural gas transported
          (in mcf)......................................       52,472        50,363        46,918
                                                          ===========   ===========   ===========

       Average transportation rate per mcf..............  $       .82   $       .58   $       .76
                                                          ===========   ===========   ===========
       Available cash from operating surplus(1).........  $10,800,000   $ 7,385,300   $ 9,284,600
                                                          ===========   ===========   ===========

-----------------
(1) We define available cash from operating surplus under "Our Partnership Agreement--Cash Distribution Policy--Distributions of Available Cash from Operating Surplus." Available cash from operating surplus is not a measure of cash flow as determined by generally accepted accounting principles. We have included information concerning available cash from operating surplus because it provides investors and management additional information as to our ability to pay distributions to common unitholders and fixed charges and is presented solely as a supplemental financial measure. Available cash from operating surplus should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles or as an indicator of our operating performance or liquidity. Available cash from operating surplus is not necessarily comparable to a similarly titled measure of another company. The table below shows how we calculated available cash from operating surplus.

                                                             For the years ended December 31,
                                                             --------------------------------
                                                                 2003      2002       2001
                                                               --------   -------   -------
                                                                       (in thousands)
         Net cash provided by operating activities...........  $ 13,702   $ 8,138   $10,268

         Net borrowings less capital expenditures
            and acquisitions.................................   (14,134)     (820)   (1,039)

         Capital contributions and net proceeds from
            offering.........................................    25,720         -        45

         Increase in other assets............................    (2,468)      (61)      (38)

         (Increase) decrease in cash reserves................   (12,020)      128        49
                                                               --------   -------   -------

         Available cash from operating surplus...............  $ 10,800    $7,385   $ 9,285
                                                               ========   =======   =======


                                  RISK FACTORS

         Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks we encounter are similar to those that would be faced by a corporation engaged in a similar business. You should consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our securities. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our securities could decline and you may lose some or all of your investment.

Our cash distributions are not assured and may fluctuate with our performance.

         The amounts of cash that we generate may not be sufficient to pay the minimum quarterly distributions established in our partnership agreement or any other level of distributions. The actual amounts of cash we generate will depend upon numerous factors relating to our business which may be beyond our control, including:

             o the demand for and price of natural gas;

             o the volume of natural gas we transport;

             o continued development of wells for connection to our gathering systems;

             o the expenses we incur in providing our gathering services;

             o the cost of acquisitions and capital improvements;

             o our issuance of equity securities;

             o required principal and interest payments on our debt;

             o fluctuations in working capital;

             o prevailing economic conditions;

             o fuel conservation measures;

             o alternate fuel requirements;

             o government regulations; and

             o technical advances in fuel economy and energy generation devices.

         Our ability to make cash distributions depends primarily on our cash flow. Cash distributions do not depend directly on our profitability, which is affected by non-cash items. Therefore, cash distributions may be made during periods when we record losses and may not be made during periods when we record profits.

The failure of Atlas America to perform its obligations under the natural gas gathering agreements may adversely affect our revenues.

         Our revenues currently consist of the fees we receive under the master natural gas gathering agreement and other transportation agreements we have with Atlas America and its affiliates. While Atlas America receives gathering fees from the well owners, it is contractually obligated to pay our fees even if the gathering fees paid to it by well owners are less than the fees it must pay us. Our cash flow could be materially adversely affected if Atlas America failed to discharge its obligations to us.

The amount of natural gas we transport will decline over time unless new wells are connected to our gathering systems.

         Production of natural gas from a well generally declines over time until the well can no longer economically produce natural gas and is plugged and abandoned. Failure to connect new wells to our gathering systems could, therefore, result in the amount of natural gas we transport reducing substantially over time and could, upon exhaustion of the current wells, cause us to abandon one or more of our gathering systems and, possibly, cease operations. As a consequence, our revenues and, thus, our ability to make distributions to unitholders would be materially adversely affected.

         We entered into the omnibus agreement with Atlas America to, among other things, increase the number of natural gas wells connected to our gathering systems. However, well connections resulting from that agreement depend principally upon the success of Atlas America in sponsoring drilling investment partnerships and completing wells for these partnerships in areas where our gathering systems are located. If Atlas America cannot or does not continue to organize these partnerships, if the amount of money raised by these partnerships decreases, or if the number of wells actually drilled and completed as commercial producing wells decreases, our revenues and ability to make cash distributions will be materially adversely affected.

The amount of natural gas we transport may be reduced if the public utility pipelines to which we deliver gas cannot or will not accept the gas.

         Our gathering systems principally serve as intermediate transportation facilities between sales lines from wells connected to our systems and the public utility pipelines to which we deliver natural gas. If one or more of these public utility pipelines has service interruptions, capacity limitations or otherwise does not accept the natural gas we transport, and we cannot arrange for delivery to other public utility pipelines, local distribution companies or end users, the amount of natural gas we transport may be reduced. Since our revenues depend upon the volumes of natural gas we transport, this could result in a material reduction in our revenues.

We may not be able to complete the acquisition of Alaska Pipeline.

         Completion of the acquisition of Alaska Pipeline is subject to a number of conditions, including receipt of governmental and non-governmental consents and approvals and the absence of a material adverse change in Alaska Pipeline's business. Among the required governmental authorizations are approval of the Regulatory Commission of Alaska. The purchase and sale agreement may be terminated by either SEMCO or us if the transaction is not completed by June 16, 2004.

We will incur substantial indebtedness to acquire Alaska Pipeline which may restrict our liquidity and, if interest rates increase, affect cash flow from the acquisition.

         We intend to finance the Alaska Pipeline acquisition in part through borrowing all of the $20 million available under our existing credit facility. Unless the borrowing is paid down, or the amount of availability increased, we will not have further borrowing capacity to finance future acquisitions, capital expenditures or other liquidity needs. Moreover, since this borrowing, and the $50 million borrowing that APC Acquisition will also make to finance the acquisition, are at variable interest rates, any increase in interest rates will adversely affect the cash flow we expect to derive from the acquisition. We intend to use the proceeds of one or more offerings of our securities pursuant to this prospectus to reduce some of these borrowings. However, we cannot assure you that we and Alaska Pipeline will generate sufficient cash flow from operations to satisfy our and its future liquidity needs.

Governmental regulation of our pipelines could increase our operating costs.

         Currently our gathering of natural gas from wells is exempt from regulation under the Natural Gas Act. However, the implementation of new laws or policies could subject us to regulation by the Federal Energy Regulatory Commission under the Natural Gas Act. We expect that any such regulation would increase our costs, decrease our revenues, or both.

         Gas gathering operations are subject to regulation at the state level. Matters subject to regulation include rates, service and safety. We have been granted an exemption from regulation as a public utility in Ohio. Presently, our rates are not regulated in New York and Pennsylvania. Changes in state regulations, or our status under these regulations that subject us to further regulation, could increase our operating costs or require material capital expenditures.

Litigation or governmental regulation relating to environmental protection and operational safety may result in substantial costs and liabilities.

         Our operations are subject to federal and state environmental laws under which owners of natural gas pipelines can be liable for clean-up costs and fines in connection with any pollution caused by their pipelines. We may also be held liable for clean-up costs resulting from pollution which occurred before our acquisition of the gathering systems. In addition, we are subject to federal and state safety laws that dictate the type of pipeline, quality of pipe protection, depth, methods of welding and other construction-related standards. Any violation of environmental, construction or safety laws could impose substantial liabilities and costs on us.

         We are also subject to the requirements of the Occupational Health and Safety Act, or OSHA, and comparable state statutes. Any violation of OSHA could impose substantial costs on us.

         We cannot predict whether or in what form any new legislation or regulatory requirements might be enacted or adopted, nor can we predict our costs of compliance. In general, we expect that new regulations would increase our operating costs and, possibly, require us to obtain additional capital to pay for improvements or other compliance action necessitated by those regulations.

We may not be able to fully execute our growth strategy.

         Our strategy contemplates substantial growth through both the acquisition of other gathering systems and the development of our existing system. Typically, we have paid for system development in cash and have made acquisitions either for cash or a combination of cash and common units. As a result, limitations on our access to capital or on the market for our common units will impair our ability to execute our growth strategy. In addition, our strategy of growth through acquisitions involves numerous risks, including:

             o we may not be able to identify suitable acquisition candidates;

             o we may not be able to make acquisitions on economically
               acceptable terms;

             o our costs in seeking to make acquisitions may be material, even if we cannot complete any acquisition we have pursued;

             o irrespective of estimates at the time we make an acquisition, the acquisition may prove to be dilutive to earnings and operating surplus;

             o we may encounter difficulties in integrating operations and systems; and

             o we may acquire assets located outside of our core geographic area of operations or acquire businesses or operations that differ in nature from traditional gas pipeline or gathering activities, and we may incur difficulties or delays in successfully operating such new businesses;

A decline in natural gas prices could adversely affect our revenues.

         Our gathering fees are generally equal to a percentage of either the gross or weighted average sales price of the natural gas we transport, although in some cases we receive a flat fee per mcf of gas transported. Our income therefore depends upon the prices at which the natural gas we transport is sold. Historically, the price of natural gas has been volatile; as a result, our income may vary widely from period to period.

Gathering system operations are subject to operational hazards and unforeseen interruptions.

         The operations of our gathering systems are subject to hazards and unforeseen interruptions, including natural disasters, adverse weather, accidents or other events beyond our control. A casualty occurrence might result in injury and extensive property or environmental damage. Our insurance coverage may not be sufficient for any casualty loss we may incur.

                                 USE OF PROCEEDS

         Unless we indicate otherwise in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general partnership purposes, which may include, but not be limited to, refinancing of indebtedness, working capital, capital expenditures, acquisitions and repurchases and redemptions of securities.

                       RATIO OF EARNINGS TO FIXED CHARGES


         The following table shows our ratio of earnings to fixed charges for the periods indicated.

                                                                           Inception
                                                                             through
                                                Year ended December 31,    December 31,
                                            ----------------------------   ------------
                                            2003       2002         2001      2000
                                            ----       ----         ----      -----
         Ratio of earnings to fixed
             charges.....................   29.2       18.0         36.9      753.8

                            PRO FORMA FINANCIAL DATA

         Following are our unaudited pro forma financial statements as of and for the year ended December 31, 2003. The unaudited pro forma balance sheet is prepared as though the acquisition of Alaska Pipeline described in this prospectus occurred as of December 31, 2003, and the unaudited pro forma statement of operations is prepared as though the acquisition occurred as of January 1, 2003. The acquisition adjustments are described in the notes to the unaudited pro forma financial statements. The unaudited pro forma financial statements and accompanying notes should be read together with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our and Alaska Pipeline's historical financial statements and related notes included elsewhere, or incorporated by reference, in this prospectus.

         We accounted for the acquisition of Alaska Pipeline in the unaudited pro forma financial statements using the purchase method in accordance with the guidance of Statement of Financial Accounting Standards No. 141, "Business Combinations." For purposes of developing the unaudited pro forma financial information, we have allocated the purchase price to Alaska Pipeline's gas gathering and transmission facilities based on fair market value.

         The unaudited pro forma financial statements are for informational purposes only and are based upon available information and assumptions that we believe are reasonable under the circumstances. You should not construe the unaudited pro forma financial statements as indicative of the combined financial position or results of operations that we and Alaska Pipeline would have achieved had the transaction been consummated on the dates assumed. Moreover, they do not purport to represent our and Alaska Pipeline's combined financial position or results of operations for any future date or period or a representation that we will complete the Alaska Pipeline acquisition. See "Risk Factors--We may not be able to complete the acquisition of Alaska Pipeline."

                          ATLAS PIPELINE PARTNERS, L.P.

                       PRO FORMA BALANCE SHEET (UNAUDITED)
                                DECEMBER 31, 2003

                                 (in thousands)

                            Historical   Historical
                              Atlas        Alaska        Acquisition                Pro forma
                             Pipeline     Pipeline       adjustments               consolidated
                            ----------   ----------      -----------               ------------
          ASSETS
Current assets:
   Cash and cash
     equivalents............ $ 15,078     $       -    $         -                $     15,078
   Accounts receivable......        -           714           (714)   (a)                    -
   Accounts receivable -
     affiliates.............       12        11,555        (11,555)   (a)                   12

   Prepaid expenses.........       67           124           (124)   (a)                   67
                             --------     ---------    ------------               ------------
     Total current assets...   15,157        12,393        (12,393)                     15,157

Property and equipment:
   Gas gathering and
     transmission
     facilities.............   37,018        58,888         36,885    (b)              132,791
   Less - accumulated
     depreciation...........   (7,390)      (12,212)        12,212    (b)               (7,390)
                             ---------    ----------   -----------                -------------
     Net property and
       equipment............   29,628        46,676         49,097                     125,401

Goodwill....................    2,305        46,472        (46,472)   (a)                2,305

Other assets................    2,422           267          3,315    (a)(b)(c)          6,004
                             --------     ---------    -----------                ------------
                             $ 49,512     $ 105,808    $    (6,453)               $    148,867
                             ========     =========    ===========                ============

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
   Accounts payable and
     accrued liabilities.... $    521     $   8,245    $    (8,245)   (a)         $        521
   Accounts payable -
     affiliates.............    1,673             -          4,355    (a)(b)(c)          6,028

   Distribution payable.....    3,073             -              -                       3,073
                             --------     ---------    -----------                ------------
     Total current
       liabilities..........    5,267         8,245         (3,890)                      9,622

Long-term debt..............        -        35,900         34,100    (a)(b)            70,000

Regulatory liability........        -         1,819         (1,819)   (b)                    -

Deferred income taxes.......        -         6,947         (6,947)   (a)                    -

Preferred equity
   subject to
   redemption...............        -             -         25,000    (b)               25,000
Stockholder's equity........        -        52,897        (52,897)   (a)                    -
Members equity..............        -             -              -    (a)(b)                 -

Partners' capital:
   Common unitholders.......   43,551             -              -                      43,551
   Subordinated
     unitholders............      354             -              -                         354
   General partner..........      340             -              -                         340
                             --------     ---------    -----------                ------------
     Total partners'
       capital..............   44,245             -              -                      44,245
                             --------     ---------    -----------                ------------
                             $ 49,512     $ 105,808    $    (6,453)               $    148,867
                             ========     =========    ===========                ============

                   See notes to pro forma financial statements

                          ATLAS PIPELINE PARTNERS, L.P.

                  PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 2003
                      (in thousands, except per unit data)



                              Historical   Historical
                                 Atlas       Alaska       Acquisition            Pro forma
                               Pipeline     Pipeline      adjustments           consolidated
                               ---------   ----------     -----------           ------------


Revenues:
   Transportation and
     compression............   $  15,651    $  67,733    $   (52,581)   (d)       $  30,803
   Pipeline management
     services...............           -        3,110         (3,110)   (d)               -
                               ---------    ---------    -----------              ---------
                                  15,651       70,843        (55,691)                30,803

Costs and expenses:
   Transportation and
     compression............       2,421            -              -                  2,421
   Cost of gas sold.........           -       55,549        (55,549)   (d)               -
   General and
     administrative.........       1,661        3,575         (2,104)   (e)           3,132
   Operations and
     maintenance............           -        4,007         (1,470)   (e)           2,537
   Depreciation and
     amortization...........       1,770        3,265           (293)   (g)(h)        4,742
                               ---------    ---------    ------------             ---------
                                   5,852       66,396        (59,416)                12,832
                               ---------    ---------    ------------             ---------

   Operating income.........       9,799        4,447          3,725                 17,971
                               ---------    ---------    -----------              ---------

   Other income
     (deductions):
     Interest expense.......        (258)      (2,937)        (4,674)   (f)(i)       (7,869)
     Other..................          98          263           (263)   (d)              98
                               ---------    ---------    ------------             ---------
                                    (160)      (2,674)        (4,937)                (7,771)
                               ---------    ---------    -----------              ---------

Income before
   income taxes.............       9,639        1,773         (1,212)                10,200
Provision for income taxes..           -          733           (733)   (j)               -
                               ---------    ---------    ------------             ---------
   Net income...............   $   9,639    $   1,040    $      (479)             $  10,200
                               =========    =========    ===========              =========

Net income - limited
   partners.................   $   8,651                                          $   7,593
                               =========                                          =========

Net income - general
   partner..................   $     988                                          $   2,607
                               =========                                          =========

Basic and diluted net
   income per limited
   partner .................   $    2.17                                          $    1.91
                               =========                                          =========

Weighted average units
   outstanding..............       3,981                                              3,981
                               =========                                          =========

Per unit distributions -
   limited partner..........   $     2.39                                         $    2.84 (k)
                               ==========                                         =========




                   See notes to pro forma financial statements

                          Atlas Pipeline Partners, L.P.
                Notes to Unaudited Pro Forma Financial Statements

     a. Immediately prior to the closing, Alaska Pipeline will convert from a corporation to a Delaware limited liability company ("LLC"), transfer its pipeline assets to the newly formed LLC, and dividend all of its remaining net assets to SEMCO.

     b. To reflect our purchase of 100% of the interest in the LLC for $96.5 million including estimated transaction costs and the payment of $250,000 for the tower license fee and $450,000 for the gas control services fee. The acquisition will be financed by a $25 million preferred equity mezzanine investment, a $50 million revolving credit facility and $20 million from bank borrowings under our existing credit facility. The remaining $1.5 million is funded through borrowings from our parent, which appear as an increase to accounts payable - affiliates.

     c. To reflect the payment of $2.9 million of estimated financing costs which appear in the pro forma balance sheet as an increase in accounts payable - affiliates.

     d. Reflects the adjustment to gas sales and transportation and compression revenue in accordance with the terms of the Special Contract for Gas Transportation to be entered into with ENSTAR Natural Gas Company (the division of SEMCO which conducts its Alaska distribution business) in connection with the acquisition and the elimination of Alaska Pipeline's pipeline management services and other income. The adjustment also reflects the elimination of Alaska Pipeline's cost of gas sold. The revenue Alaska Pipeline earned for gas sales and the expense it recognized for the cost of gas sold are the result of an intercompany gas sales agreement with ENSTAR that requires Alaska Pipeline to sell ENSTAR the gas volumes it purchases from gas producing entities.

     e. Reflects the general and administrative costs in accordance with the terms of the Operation and Maintenance and Administrative Services Agreement to be entered into with ENSTAR in connection with the acquisition.

     f. Reflects the adjustment to interest expense resulting from the $25 million preferred equity (treated as debt for financial reporting purposes) bearing a fixed interest rate of 12% and the $50 million of new borrowings bearing an interest rate of LIBOR plus 350 basis points, assumed to be 4.82% for the six months ended June 30, 2003 and 4.55% for the six months ended December 31, 2003. In addition, reflects borrowings under our existing credit facility and inter-company line with our parent bearing an interest rate of LIBOR plus 200 basis points, assumed to be 3.32% for the six months ended June 30, 2003 and 3.05% for the six months ended December 31, 2003.

     g. Reflects the adjustment to depreciation expense based upon the cost of the acquired gas gathering and transmission facilities using a 33 year depreciable life and using the straight-line method.

     h. Reflects the amortization of the gas control services and tower license fees on a straight line basis over the 10 year term of the contract.

     i Reflects the amortization of deferred financing costs related to the various borrowing facilities to finance the acquisition over their respective terms.

     j. Reflects the elimination of federal and state income taxes following the conversion of Alaska Pipeline to a LLC and its acquisition by us, a master limited partnership not subject to income taxes.

     k. Reflects the impact to limited partner distributions from adjusting our distributable cash flow as a result of the acquisition of Alaska Pipeline.

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

                              Conflicts of Interest

General

         Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and Atlas America and its affiliates, on the one hand, and us and our limited partners, on the other hand. The managing board members and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to Atlas America and its affiliates as members. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.

         Our partnership agreement contains provisions that allow our general partner to take into account the interests of parties in addition to ours in resolving conflicts of interest. In effect, these provisions limit our general partner's fiduciary duty to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that might, without those limitations, constitute breaches of fiduciary duty.

         Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any partner, on the other, our general partner has the responsibility to resolve that conflict. A conflicts committee of our general partner's managing board will, at the request of our general partner, review conflicts of interest. The conflicts committee consists of the independent managing board members, currently William R. Bagnell, Donald W. Delson and Murray S. Levin. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is considered to be fair and reasonable to us. Any resolution is considered to be fair and reasonable to us if that resolution is:

              o approved by the conflicts committee, although no party is obligated to seek approval and our general partner may adopt a resolution or course of action that has not received approval;

              o on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

              o fair to us, taking into account the totality of the
                relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

         In resolving a conflict, our general partner may, unless the resolution is specifically provided for in the partnership agreement, consider:

              o the relative interest of the parties involved in the conflict or affected by the action;

              o any customary or accepted industry practices or historical dealings with a particular person or entity; and

              o generally accepted accounting practices or principles and other factors as it considers relevant, if applicable.

         Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the conversion of subordinated units.

         The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding various matters, including:

              o amount and timing of asset purchases and sales;

              o cash expenditures;

              o borrowings;

              o issuances of additional units; and

              o the creation, reduction or increase of reserves in any quarter.

         In addition, our borrowings do not constitute a breach of any duty owed by our general partner to the unitholders, including borrowings that have the purpose or effect of:

              o enabling our general partner and its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights or

              o hastening the expiration of the subordination period.

         Our partnership agreement provides that we and the operating partnership may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or the operating partnership. The partnership agreement limits the amount of debt we may incur, including amounts borrowed from our general partner.

We do not have any employees and rely on the employees of our general partner and its affiliates.

         We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates. Affiliates of our general partner conduct business and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition between us, our general partner and affiliates of our general partner for the time and effort of the officers and employees who provide services to our general partner. The officers of our general partner who provide services to us are not required to work full time on our affairs. These officers may devote significant time to the affairs of our general partner's affiliates and be compensated by these affiliates for the services rendered to them. There may be significant conflicts between us and affiliates of our general partner regarding the availability of these officers to manage us.

We must reimburse our general partner and its affiliates for expenses.

         We must reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services properly allocable to us.

Our general partner intends to limit its liability regarding our obligations.

         Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only as to all or particular assets of ours and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit our or its liability is not a breach of our general partner's fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

         Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and those affiliates in favor of us.

Determinations by our general partner may affect its obligations and the obligations of Atlas America.

         We have agreements with Atlas America regarding, among other things, transporting natural gas from wells controlled by it and its affiliates, construction of expansions to our gathering systems, financing that construction and identification of other gathering systems for acquisition. Determinations made by our general partner will significantly affect the obligations of Atlas America under these agreements. For example, a determination by our general partner to seek outside financing to expand our gathering systems would reduce the amount of additional investment Atlas America would be required to make in us. A determination not to acquire a gathering system identified by Atlas America could result in the acquisition of that system by Atlas America.

Contracts between us, on the one hand, and our general partner and Atlas America and its affiliates, on the other, will not be the result of arm's-length negotiations.

         The partnership agreement allows our general partner to pay itself or its affiliates for any services rendered, provided these services are on terms fair and reasonable to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates on the other, are or will be the result of arm's length negotiations. In addition, our general partner will negotiate the terms of any acquisitions from Atlas America subject to the approval of the conflicts committee consisting of persons unaffiliated with Atlas America.

We may not retain separate counsel or other professionals.

         Attorneys, independent public accountants and others who perform services for us are selected by our general partner or the conflicts committee and may also perform services for our general partner and Atlas America and its affiliates. We may retain separate counsel in the event of a conflict of interest arising between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of that conflict. We do not intend to do so in most cases.

                                Fiduciary Duties

State Law Fiduciary Duty Standards

         Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

         The Delaware Revised Uniform Limited Partnership Act provides that a limited partner may institute legal action on our behalf to recover damages from a third party where our general partner has refused to institute the action or where an effort to cause our general partner to do so is not likely to succeed. In addition, the statutory or case law may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership Agreement Modified Standards; Limitations on Remedies of Unitholders

         Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the partnership agreement permits our general partner to make a number of decisions in its "sole discretion." This entitles our general partner to consider only the interests and factors that it desires; it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Other provisions of the partnership agreement provide that our general partner's actions must be made in its reasonable discretion. These standards reduce the obligations to which our general partner would otherwise be held and limit the remedies that would otherwise be available to unitholders for actions by our general partner that, in the absence of those standards, might constitute breaches of fiduciary duty to unitholders.

         Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be "fair and reasonable" to us under the factors previously described. In determining whether a transaction or resolution is "fair and reasonable," our general partner may consider interests of all parties involved, including its own. Unless our general partner has acted in bad faith, the action taken by our general partner will not constitute a breach of its fiduciary duty. These standards reduce the obligations to which our general partner would otherwise be held and limit the remedies that would otherwise be available to unitholders for actions by our general partner that, in the absence of those standards, might constitute breaches of fiduciary duty to unitholders.

         Our partnership agreement specifically provides that, subject only to the obligations of Atlas America and its affiliates to us under the omnibus agreement, the master natural gas gathering agreement or similar agreements, it will not be a breach of our general partner's fiduciary duty if its affiliates engage in business interests and activities in preference to or to the exclusion of us. Also, our general partner and its affiliates have no obligation to present business opportunities to us except for the obligation of Atlas America to us in connection with the identification of potential acquisitions of existing gathering systems. These standards reduce the obligations to which our general partner would otherwise be held and limit the remedies that would otherwise be available to unitholders for actions by our general partner that, in the absence of those standards, might constitute breaches of fiduciary duty to unitholders.

         In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and managing board members will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions if our general partner and those other persons acted in good faith.

         In order to become a limited partner, a unitholder is required to agree to be bound by the provisions of our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Revised Uniform Limited Partnership Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

         We are required to indemnify our general partner and its officers, managing board members, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. This indemnification is required if our general partner or the other persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests. Indemnification is required for criminal proceedings if our general partner or these other persons had no reasonable cause to believe their conduct was unlawful. See "Our Partnership Agreement--Indemnification."

               GENERAL DESCRIPTION OF SECURITIES THAT WE MAY SELL

         We, directly or through agents, dealers or underwriters that we may designate, may offer and sell, from time to time, up to $250,000,000 aggregate initial offering price of:

          o our common units representing limited partner interests;

          o our subordinated units representing limited partner interests;

          o our debt securities, in one or more series, which may be senior debt securities or subordinated debt securities, in each case consisting of notes or other evidences of indebtedness;

          o warrants to purchase any of the other securities that may be sold under this prospectus; or

          o any combination of these securities, individually or as units.

         We may offer and sell these securities either individually or as units consisting of one or more of these securities, each on terms to be determined at the time of sale. We may issue debt securities that are exchangeable for and/or convertible into common units or any of the other securities that may be sold under this prospectus. When particular securities are offered, a supplement to this prospectus will be delivered with this prospectus, which will describe the terms of the offering and sale of the offered securities.

                           DESCRIPTION OF COMMON UNITS

         We describe our common units under the heading "Our Partnership Agreement." The prospectus supplement relating to the common units offered will state the number of units offered, the initial offering price and the market price, distribution information and any other relevant information. Rules of the American Stock Exchange, on which our common units trade, may limit the amount of common units we may issue. Current AMEX rules require us to seek unitholder approval if a proposed issuance of common units as consideration for an acquisition of assets or stock of another company would increase our outstanding common equity by more than 20%.

                        DESCRIPTION OF SUBORDINATED UNITS

         The subordinated units will be a separate class of limited partner interest. We currently have outstanding 1,641,026 subordinated units which we expect will convert into common units on January 1, 2005, as described under "Our Partnership Agreement." The rights of holders of new subordinated units to participate in distributions to partners will differ from, and be subordinated to, the rights of the holders of common units. The prospectus supplement relating to the new subordinated units offered will state the number of units offered, the initial offering price and the market price, the terms of the subordination, any ways in which the new subordinated units will differ from common units, distribution information and any other relevant information.

                         DESCRIPTION OF DEBT SECURITIES

         We may issue debt securities either separately, or together with, or upon the conversion of or in exchange for, other securities. The debt securities may be our unsubordinated obligations, which we refer to as "senior debt securities," or our subordinated obligations, which we refer to as "subordinated debt securities." The subordinated debt securities of any series may be our senior subordinated obligations, subordinated obligations, junior subordinated obligations or may have such other ranking as will be described in the relevant prospectus supplement. We may issue any of these types of debt securities in one or more series.

         Our senior debt securities may be issued from time to time under a senior debt securities indenture. Our subordinated debt securities may be issued from time to time under a subordinated debt securities indenture. Each of the senior debt securities indenture and the subordinated debt securities indenture is referred to individually as an "indenture" and they are referred to collectively as the "indentures." Each trustee is referred to individually as a "trustee" and the trustees are collectively referred to as the "trustees."

         This section summarizes selected terms of the debt securities that we may offer. The applicable prospectus supplement and the form of applicable indenture relating to any particular debt securities offered will describe the specific terms of that series, which may be in addition to or different from the general terms summarized in this section. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus. The following summary and any description of our debt securities contained in an applicable prospectus supplement do not describe every aspect of the applicable indenture or the debt securities. When evaluating the debt securities, you also should refer to all provisions of the applicable indenture and the debt securities. The forms of indentures have been filed as exhibits to the registration statement of which this prospectus is a part.

General

         We can issue an unlimited amount of debt securities under the indentures. However, certain of our existing or future debt agreements may limit the amount of debt securities we may issue. We can issue debt securities from time to time and in one or more series as determined by us. In addition, we can issue debt securities of any series with terms different from the terms of debt securities of any other series and the terms of particular debt securities within any series may differ from each other, all without the consent of the holders of previously issued series of debt securities.

         The applicable prospectus supplement relating to the series of debt securities will describe the specific terms of the debt securities being offered, including, where applicable, the following:

             o the title and series designation of the series of debt securities and whether the debt securities of the series will be senior debt securities or subordinated debt securities;

             o any limit on the aggregate principal amount of debt securities of the series;

             o the price or prices at which the debt securities of the series will be issued;

             o whether the debt securities of the series will be guaranteed and the terms of any such guarantees;

             o the date or dates on which the principal amount and premium, if any, are payable;

             o the interest rate or rates or the method for calculating the interest rate, which may be fixed or variable, at which the debt securities of the series will bear interest, if any, the date or dates from which interest will accrue and the interest payment date on which interest will be payable, subject to our right, if any, to defer or extend an interest payment date and the duration of that deferral or extension;

             o the date or dates on which interest, if any, will be payable and the record dates for payment of interest;

             o the place or places where the principal and premium, if any, and interest, if any, will be payable and where the debt securities of the series can be surrendered for transfer, conversion or exchange;

             o our right, if any, to redeem the debt securities and the terms and conditions upon which the debt securities of the series may be redeemed, in whole or in part;

             o any mandatory or optional sinking fund or analogous provisions;

             o if the debt securities of the series will be secured, any provisions relating to the security provided;

             o whether the debt securities of the series are convertible or exchangeable into other debt or equity securities, and, if so, the terms and conditions upon which such conversion or exchange will be effected;

             o whether any portion of the principal amount of the debt
               securities of the series will be payable upon declaration or acceleration of the maturity thereof pursuant to an event of default;

             o whether the debt securities of the series, in whole or any specified part, will not be defeasible pursuant to the applicable indenture and, if other than by an officers' certificate, the manner in which any election by us to defease the debt securities of the series will be evidenced;

             o any deletions from, modifications of or additions to the events of default or our covenants pertaining to the debt securities of the series;

             o any terms applicable to debt securities of any series issued at an issue price below their stated principal amount, including the issue price thereof and the rate or rates at which the original issue discount will accrue;

             o whether the debt securities of the series are to be issued or delivered (whether at the time of original issuance or at the time of exchange of a temporary security of such series or otherwise), or any installment of principal or any premium or interest is to be payable only, upon receipt of certificates or other documents or satisfaction of other conditions in addition to those specified in the applicable indenture;

             o whether the debt securities of the series are to be issued in fully registered form without coupons or are to be issued in the form of one or more global securities in temporary global form or permanent global form;

             o whether the debt securities of the series are to be issued in registered or bearer form, the terms and conditions relating the applicable form, including, but not limited to, tax compliance, registration and transfer procedures and, if in registered form, the denominations in which we will issue the registered securities if other than $1,000 or a multiple thereof and, if in bearer form, the denominations in which we will issue the bearer securities;

             o any special United States federal income tax considerations applicable to the debt securities of the series;

             o any addition to or change in the covenants set forth in the indenture which apply to the debt securities of the series; and

             o any other terms of the debt securities of the series not inconsistent with the provisions of the applicable indenture.

         The prospectus supplement relating to any series of subordinated debt securities being offered also will describe the subordination provisions applicable to that series, if different from the subordination provisions described in this prospectus. In addition, the prospectus supplement relating to a series of subordinated debt will describe our rights, if any, to defer payments of interest on the subordinated debt securities by extending the interest payment period.

         Debt securities may be issued as original issue discount securities to be sold at a discount below their principal amount or at a premium above their principal amount. In the event of an acceleration of the maturity of any original issue discount security, the amount payable to the holder upon acceleration will be determined in the manner described in the applicable prospectus supplement.

         The above is not intended to be an exclusive list of the terms that may be applicable to any debt securities and we are not limited in any respect in our ability to issue debt securities with terms different from or in addition to those described above or elsewhere in this prospectus, provided that the terms are not inconsistent with the applicable indenture. Any applicable prospectus supplement also will describe any special provisions for the payment of additional amounts with respect to the debt securities.

Guarantees

         Debt securities may be guaranteed by certain of our subsidiaries, if so provided in the applicable prospectus supplement. The prospectus supplement will describe the terms of any guarantees, including, among other things, the method for determining the identity of the guarantors and the conditions under which guarantees will be added or released. Any guarantees will be joint and several obligations of the guarantors. The obligations of each guarantor under its guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Subordination Provisions Relating to Subordinated Debt

         Debt securities may be subject to contractual subordination provisions contained in the subordinated debt securities indenture. These subordination provisions may prohibit us from making payments on the subordinated debt securities in certain circumstances before a defined class of "senior indebtedness" is paid in full or during certain periods when a payment or other default exists with respect to certain senior indebtedness. If we issue subordinated debt securities, the applicable prospectus supplement relating to the subordinated debt securities will include a description of the subordination provisions and the definition of senior indebtedness that apply to the subordinated debt securities.

         If the trustee under the subordinated debt indenture or any holder of the series of subordinated debt securities receives any payment or distribution that is prohibited under the subordination provisions, then the trustee or the holders will have to repay that money to the holders of senior indebtedness.

         Even if the subordination provisions prevent us from making any payment when due on the subordinated debt securities of any series, we will be in default on our obligations under that series if we do not make the payment when due. This means that the trustee under the subordinated debt indenture and the holders of that series can take action against us, but they will not receive any money until the claims of the holders of senior indebtedness have been fully satisfied.

         Unless otherwise indicated in an applicable prospectus, if any series of subordinated debt securities is guaranteed by certain of our subsidiaries, then the guarantee will be subordinated to the senior indebtedness of such guarantor to the same extent as the subordinated debt securities are subordinated to the senior indebtedness.

Conversion and Exchange Rights

         The debt securities of a series may be convertible into or exchangeable for any of our other securities, if at all, according to the terms and conditions of an applicable prospectus supplement. Such terms will include the conversion or exchange price and any adjustments thereto, the conversion or exchange period, provisions as to whether conversion or exchange will be mandatory, at our option or at the option of the holders of that series of debt securities and provisions affecting conversion or exchange in the event of the redemption of that series of debt securities.

Form, Exchange, Registration and Transfer

         The debt securities of a series may be issued as registered securities, as bearer securities (with or without coupons attached) or as both registered securities and bearer securities. Debt securities of a series may be issuable in whole or in part in the form of one or more global debt securities, as described below under "-Global Debt Securities." Unless otherwise indicated in an applicable prospectus supplement, registered securities will be issuable in denominations of $1,000 and integral multiples thereof.

         Registered securities of any series will be exchangeable for other registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Debt securities may be presented for exchange as provided above, and unless otherwise indicated in an applicable prospectus supplement, registered securities may be presented for registration of transfer, at the office or agency designated by us as registrar or co-registrar with respect to any series of debt securities, without service charge and upon payment of any taxes, assessments or other governmental charges as described in the applicable indenture. The transfer or exchange will be effected on the books of the registrar or any other transfer agent appointed by us upon the registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. We intend to initially appoint the trustee as registrar and the name of any different or additional registrar designated by us with respect to the debt securities of any series will be included in the applicable prospectus supplement. If a prospectus supplement refers to any transfer agents (in addition to the registrar) designated by us with respect to any series of debt securities, we may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts, except that, if debt securities of a series are issuable only as registered securities, we will be required to maintain a transfer agent in each place of payment for that series. We may at any time designate additional transfer agents with respect to any series of debt securities.

         In the event of any redemption of debt securities of any series, we will not be required to:

             o issue, register the transfer of or exchange debt securities of that series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or

             o register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part.

Payment and Paying Agents

         Unless otherwise indicated in an applicable prospectus supplement, payment of principal of, premium, if any, and interest, if any, on registered securities will be made at the office of the paying agent or paying agents designated by us from time to time, except that at our option, payment of principal and premium, if any, or interest also may be made by wire transfer to an account maintained by the payee. Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on registered securities will be made to the person in whose name the registered security is registered at the close of business on the regular record date for the interest payment.

         Unless otherwise indicated in an applicable prospectus supplement, the trustee will be designated as our sole paying agent for payments with respect to debt securities which are issuable solely as registered securities. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that, if debt securities of a series are issuable only as registered securities, we will be required to maintain a paying agent in each place of payment for that series.

         All monies paid by us to a paying agent for the payment of principal of, premium, if any, or interest, if any, on any debt security which remains unclaimed at the end of two years after that principal or interest will have become due and payable will be repaid to us, and the holder of the debt security or any coupon will thereafter look only to us for payment of those amounts.

Global Debt Securities

         The debt securities of a series may be issued in whole or in part in global form. A global debt security will be deposited with, or on behalf of, a depositary, which will be identified in an applicable prospectus supplement. A global debt security may be issued in either registered or bearer form and in either temporary or permanent form. A global debt security may not be transferred except as a whole to the depositary for the debt security or to a nominee or successor of the depositary. If any debt securities of a series are issuable in global form, the applicable prospectus supplement will describe the circumstances, if any, under which beneficial owners of interests in a global debt security may exchange their interests for definitive debt securities of that series of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of, premium, if any, and interest, if any, on the global debt securities and the specific terms of the depositary arrangement with respect to any global debt security.

Covenants

         Reports. Except as otherwise set forth in an applicable prospectus supplement, so long as any debt securities of a series are outstanding, we will furnish to the holders of debt securities of that series, within the time periods specified in the rules and regulations of the SEC:

             o our reports on Forms 10-Q and 10-K, including a "Management's
               Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the audited financial statements by our certified independent accountants; and

             o all current reports on Form 8-K.

We also will file a copy of all of the foregoing information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

         Any additional covenants with respect to any series of debt securities will be set forth in the applicable prospectus supplement. Unless otherwise indicated in an applicable prospectus supplement, the indentures do not include covenants restricting our ability to enter into a highly leveraged transaction, including a reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders of the debt securities, if the transaction is a permissible consolidation, merger or similar transaction. In addition, unless otherwise specified in an applicable prospectus supplement, the indentures do not afford the holders of the debt securities the right to require us to repurchase or redeem the debt securities in the event of a highly leveraged transaction. See "-Merger, Consolidation and Sale of Assets."

Merger, Consolidation and Sale of Assets

         Except as otherwise set forth in an applicable prospectus supplement, we may not, directly or indirectly:

             o consolidate with or merge into any other person (whether or not we are the surviving corporation); or

             o sell, assign, transfer, convey or otherwise dispose of all or substantially all of our properties and assets, unless

               o either

                 o we are the continuing corporation; or

                 o the person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, conveyance or disposition will have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and that person assumes all of our obligations under the debt securities of such series and the indenture relating thereto pursuant to agreements reasonably satisfactory to the applicable trustee; and

                 o any other conditions specified in the applicable prospectus supplement have been satisfied.


         In addition, we may not, directly or indirectly, lease all or substantially all of our properties or assets in one or more related transactions to any other person. This covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among us and any guarantors, if applicable.

Events of Default and Remedies

         Under each indenture, unless otherwise specified with respect to a series of debt securities, the following events will constitute an event of default with respect to any series of debt securities:

             o default for 30 days in the payment when due of any interest on any debt securities of that series;

             o default in payment when due of the principal of, or premium, if any, on any debt security of that series;

             o failure to comply with the provisions described under the caption
               "-Merger, Consolidation and Sale of Assets";

             o failure for 60 days after notice to comply with any of the other agreements in the indenture;

             o except as permitted by the indenture, if debt securities of a series are guaranteed, any guarantee shall be held in any final, non-appealable judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any guarantor, or any person acting on behalf of any guarantor, shall deny, or disaffirm its obligations under its guarantee (unless such guarantor could be released from its guarantee in accordance with the applicable terms of the indenture);

             o certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our significant subsidiaries, as defined below; and

             o any other event of default applicable to the series of debt securities and set forth in the applicable prospectus supplement.

         For purposes of this section, "significant subsidiary" means any subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act.

         Each indenture provides that in the case of an event of default arising from certain events of bankruptcy or insolvency relating to us with respect to a series of debt securities, all outstanding debt securities of that series will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding debt securities of that series may declare all the debt securities of that series to be due and payable immediately.

         Holders of the debt securities of a series may not enforce the indenture or the debt securities of that series except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding debt securities of a series may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the debt securities of a series notice of any continuing default or event of default if it determines that withholding notice is in their interest, except a default or event of default relating to the payment of principal or interest.

         Each indenture provides that we are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any default or event of default, we are required to deliver to the trustee a statement specifying such default or event of default.

         The holders of a majority in aggregate principal amount of the debt securities of a series then outstanding by notice to the trustee may on behalf of the holders of all of the debt securities of that series waive any existing default or event of default and its consequences under the indenture except a continuing default or event of default in the payment of interest or premium on, or the principal of, the debt securities of that series.

         Such limitations do not apply, however, to a suit instituted by a holder of any debt security for the enforcement of the payment of the principal of, premium, if any, and interest in respect of a debt security on the date specified for payment in the debt security. Unless otherwise specified with respect to a series of debt securities, the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series may, on behalf of the holders of the debt securities of any series, waive any past defaults under the applicable indenture, other than:

             o a default in any payment of the principal of, and premium, if any, or interest on, any debt security of the series; or

             o any default in respect of the covenants or provisions in the applicable indenture which may not be modified without the consent of the holder of each outstanding debt security of the series affected.

Amendment, Supplement and Waiver

         Each indenture permits us and the applicable trustee, with the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of the series affected by the supplemental indenture, to execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the indenture with respect to that series of debt securities or modify in any manner the rights of the holders of the debt securities of that series and any related coupons under the applicable indenture. However, the supplemental indenture will not, without the consent of the holder of each outstanding debt security of that series affected thereby:

             o change the stated maturity of the principal of, or any
               installment of principal or interest on, the debt securities of that series or any premium payable upon redemption thereof;

             o reduce the principal amount of, or premium, if any, or the rate of interest on, the debt securities of that series;

             o change the place or currency of payment of principal and premium, if any, or interest, if any, on the debt securities of that series;

             o impair the right to institute suit for the enforcement of any payment after the stated maturity date on any debt securities of that series, or in the case of redemption, on or after the redemption date;

             o reduce the principal amount of outstanding debt securities of that series necessary to modify or amend or waive compliance with any provisions of the indenture;

             o release any applicable guarantor from any of its obligations under its guarantee or the indenture, except in accordance with the indenture;

             o modify the foregoing amendment and waiver provisions, except to increase the percentage in principal amount of outstanding debt securities of any series necessary for such actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each debt security of a series affected thereby; and

             o change such other matters as may be specified in an applicable prospectus supplement for any series of debt securities.

         The indentures also permit us, the guarantors, if any, and the applicable trustee to execute a supplemental indenture without the consent of the holders of the debt securities:

             o to cure any ambiguity, defect or inconsistency;

             o to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

             o to provide for the assumption of our obligations or, if
               applicable, a guarantor's obligations to holders of debt securities of a series in the case of a merger or consolidation or sale of all or substantially all of our assets or, if applicable, a guarantor's assets;

             o to make any change that would provide any additional rights or benefits to the holders of debt securities of a series or that does not adversely affect the legal rights under the indenture of any such holder;

             o to comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

             o to add a guarantor under the indenture;

             o to evidence and provide the acceptance of the appointment of a successor trustee under the applicable indenture;

             o to mortgage, pledge, hypothecate or grant a security interest in favor of the trustee for the benefit of the holders of debt securities of any series as additional security for the payment and performance of our or any applicable guarantor's obligations under the applicable indenture, in any property or assets;

             o to add to, change or eliminate any provisions of the applicable indenture (which addition, change or elimination may apply to one or more series of debt securities), provided that, any such addition, change or elimination:

               o shall neither:

                 o apply to any debt security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor

                 o modify the rights of the holders of such debt securities with respect to such provisions or

               o shall become effective only when there is no such outstanding debt securities of such series; and

             o to establish the form and terms of debt securities of any series as permitted by the indenture.

         The holders of a majority in principal amount of outstanding debt securities of any series may waive compliance with certain restrictive covenants and provisions of the applicable indenture.

Discharge

         Unless otherwise indicated in an applicable prospectus supplement, each indenture provides that we may satisfy and discharge our obligations thereunder with respect to the debt securities of any series, when either:

             o all debt securities of that series that have been authenticated, except lost, stolen or destroyed debt securities of that series that have been replaced or paid and debt securities of that series for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the trustee for cancellation; or

             o all debt securities of that series that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and we or, if applicable, any guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders of debt securities of that series, cash, non-callable U.S. government securities, or a combination thereof, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the debt securities of that series not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption.

Defeasance

         Unless otherwise indicated in an applicable prospectus supplement, each indenture provides that we may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding debt securities of a series and, if applicable, all obligations of the guarantors discharged with respect to their guarantees ("legal defeasance") except for:

             o the rights of holders of the outstanding debt securities of that series to receive payments in respect of the principal of, or premium or interest, if any, on the debt securities of that series when such payments are due from the trust referred to below;

             o our obligations with respect to the debt securities of that series concerning issuing temporary securities, registration of securities, mutilated, destroyed, lost or stolen securities and the maintenance of an office or agency for payment and money for security payments held in trust;

             o the rights, powers, trusts, duties and immunities of the applicable trustee, our obligations and, if applicable, the guarantor's obligations in connection therewith; and

             o the legal defeasance provisions of the indenture.

         In addition, we may, at our option and at any time, elect to have our obligations and, if applicable, the guarantors' obligations released with respect to certain covenants in respect of the debt securities of any series that are described in the indenture ("covenant defeasance") and thereafter any omission to comply with those covenants will not constitute a default or event of default with respect to the debt securities of that series. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "--Events of Default and Remedies" will no longer constitute an event of default with respect to the debt securities of that series.

         In order to exercise either legal defeasance or covenant defeasance we are required to meet specified conditions, including:

             o we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the debt securities of that series, cash, non-callable U.S. government securities, or a combination thereof, in amounts as will be sufficient to pay the principal of, or premium and interest, if any, on the outstanding debt securities of that series on the stated maturity or on the applicable redemption date, as the case may be;

             o in the case of legal defeasance, we have delivered to the applicable trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or
               (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred; and

             o in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

The Trustees under the Indentures

         If a trustee becomes a creditor of ours or any guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. Each trustee will be permitted to engage in other transactions with us and/or the guarantors, if any; however, if any trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

         The holders of a majority in principal amount of the then outstanding debt securities of a series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an event of default occurs and is continuing, a trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of its own affairs. Subject to such provisions, a trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of debt securities, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Applicable Law

         The debt securities and the indentures will be governed by and construed in accordance with the laws of the State of Delaware.

                             DESCRIPTION OF WARRANTS

         We may issue, either separately or together with other securities, warrants for the purchase of any of the other types of securities that we may sell under this prospectus.

         This section summarizes the general terms of the warrants that we may offer. The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent. The prospectus supplement relating to a particular series of warrants will describe the specific terms of that series, which may be in addition to or different from the general terms summarized in this section. The summaries in this section and the prospectus supplement do not describe every aspect of the warrants. If any particular terms of a series of warrants described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will be deemed to supersede the terms described in this prospectus. When evaluating the warrants, you also should refer to all the provisions of the applicable warrant agreement, the certificates representing the warrants and the specific descriptions in the applicable prospectus supplement. The applicable warrant agreement and warrant certificates will be filed as exhibits to or incorporated by reference in the registration statement.

General

         The prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered as well as the related warrant agreement and warrant certificates, including the following, where applicable:

             o the principal amount of, or the number of securities, as the case may be, purchasable upon exercise of each warrant and the initial price at which the principal amount or number of securities, as the case may be, may be purchased upon such exercise;

             o the designation and terms of the securities, if other than common units, purchasable upon exercise thereof and of any securities, if other than common units, with which the warrants are issued;

             o the procedures and conditions relating to the exercise of the warrants;

             o the date, if any, on and after which the warrants, and any securities with which the warrants are issued, will be separately transferable;

             o the offering price of the warrants, if any;

             o the date on which the right to exercise the warrants will commence and the date on which that right will expire;

             o a discussion of any special United States federal income tax considerations applicable to the warrants;

             o whether the warrants represented by the warrant certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered;

             o call provisions of the warrants, if any;

             o antidilution provisions of the warrants, if any; and

             o any other material terms of the warrants.

Exercise of Warrants

         Each warrant will entitle the holder to purchase for cash that principal amount of or number of securities, as the case may be, at the exercise price set forth in, or to be determined as set forth in, the applicable prospectus supplement relating to the warrants. Unless otherwise specified in the applicable prospectus supplement, warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement at any time up to 5:00 p.m. Eastern Standard Time on the expiration date set forth in the applicable prospectus supplement. After 5:00 p.m. Eastern Standard Time on the expiration date, unexercised warrants will become void. Upon receipt of payment and the warrant certificate properly completed and duly executed, we will, as soon as practicable, issue the securities purchasable upon exercise of the warrant. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

No Rights of Security Holder Prior to Exercise

         Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon the exercise of the warrants and will not be entitled to:

             o in the case of warrants to purchase debt securities, payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon exercise; or

             o in the case of warrants to purchase equity securities, the right to vote or to receive dividend payments or similar distributions on the securities purchasable upon exercise.

Exchange of Warrant Certificates

         Warrant certificates will be exchangeable for new warrant certificates of different denominations at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement.

                            OUR PARTNERSHIP AGREEMENT

         The following is a summary of our current partnership agreement which relates to our common units and our existing subordinated units. Accordingly, references to "subordinated units" and the "subordination period" are to the existing subordinated units and the subordination period relating to those units. Pursuant to our partnership agreement and this prospectus we may issue additional limited partner interests having different rights and characteristics. These rights and characteristics will be set forth in a prospectus supplement with respect to the issuance of any of these securities.

Organization and Duration

         We were formed in May 1999. We will dissolve on December 31, 2098, unless sooner dissolved under the terms of our partnership agreement.

Purpose

         Our purpose under our partnership agreement is limited to serving as the limited partner of our operating partnership and engaging in any business activity that may be engaged in by our operating partnership or that is approved by our general partner. The operating partnership agreement provides that our operating partnership may, directly or indirectly, engage in:

             o operations as conducted on February 2, 2000, including the ownership and operation of our gathering systems;

             o any other activity approved by our general partner, but only to the extent that our general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates "qualifying income" as that term is defined in Section 7704 of the Internal Revenue Code; or

             o any activity that enhances the operations described above.

The Units

         Our common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units to partnership distributions, together with a description of the circumstances under which subordinated units may convert into common units, see "--Cash Distribution Policy" and "--Description of the Subordinated Units."

Description of the Subordinated Units

         The subordinated units are a separate class of interest and the rights of holders to participate in distributions to partners differ from, and are subordinated to, the rights of the holders of common units. For any given quarter, any available cash is first distributed to our general partner and to the holders of common units, plus any arrearages on the common units, and then distributed to the holders of subordinated units.

         The subordination period will extend until the first day of any quarter beginning after December 31, 2004 that each of the following three events occurs:

             o distributions of available cash from operating surplus on the common units and the subordinated units equal or exceed the sum of the minimum quarterly distributions on all of the outstanding common units and the subordinated units for each of the 12 consecutive quarters immediately preceding that date;

             o the adjusted operating surplus generated during each of the 12 immediately preceding quarters equals or exceeds the sum of the minimum quarterly distributions on all of the outstanding common units and the subordinated units during those periods on a fully diluted basis and the related distributions on the general partner interests during those periods; and

             o there are no arrearages in the payment of the minimum quarterly distribution on the common units.

         Once the subordination period ends, all existing subordinated units will convert into common units on a one-for-one basis and will participate, pro rata, with the other common units in distributions of available cash.

Limited Voting Rights

         Holders of common units generally vote as a class separate from the holders of subordinated units and have similarly limited voting rights. During the subordination period, common units and subordinated units vote separately as a class on the following matters:

             o a sale or exchange of all or substantially all of our assets;

             o our dissolution or reconstitution;

             o our merger;

             o termination or material modification of the omnibus agreement or master natural gas gathering agreement; and

             o substantive amendments to our partnership agreement, including any amendment that would cause us to become taxable as a corporation.

         Only the common units are entitled to vote on approval of the removal or voluntary withdrawal of our general partner or the transfer by our general partner of its general partner interest or incentive distribution rights during the subordination period, except that our general partner may transfer all of its general partner interest and incentive distribution rights to an affiliate or in connection with a merger of our general partner without approval of the common unitholders. Removal of our general partner requires a two-thirds vote of all outstanding common units, excluding those held by our general partner and its affiliates. Our partnership agreement permits our general partner generally to make amendments to it that do not materially adversely affect unitholders without the approval of any unitholders.

Cash Distribution Policy

         Quarterly Distributions of Available Cash. Our operating partnership is required by the operating partnership agreement to distribute to us, within 45 days of the end of each fiscal quarter, all of its available cash for that quarter. We, in turn, distribute to our partners all of the available cash received from our operating partnership for that quarter.

         Available cash generally means, for any of our fiscal quarters, all cash on hand at the end of the quarter less cash reserves that our general partner determines are appropriate to provide for our operating costs, including potential acquisitions, and to provide funds for distributions to the partners for any one or more of the next four quarters. We generally make distributions of all available cash within 45 days after the end of each quarter to holders of record on the applicable record date.

         For each quarter during the subordination period, to the extent there is sufficient available cash, the holders of common units have the right to receive the minimum quarterly distribution of $.42 per unit, plus any arrearages on the common units, before any distribution is made to the holders of subordinated units. This subordination feature enhances our ability to distribute the minimum quarterly distribution on the common units during the subordination period.

         We make distributions of available cash to unitholders regardless of whether the amount distributed is less than the minimum quarterly distribution. If distributions from available cash on the common units for any quarter during the subordination period are less than the minimum quarterly distribution of $.42 per common unit, holders of common units will be entitled to arrearages. Common unit arrearages will accrue and be paid in a future quarter after the minimum quarterly distribution is paid for that quarter. Subordinated units will not accrue any arrearages on distributions for any quarter.

         The holders of subordinated units will have the right to receive the minimum quarterly distribution only after the common units have received the minimum quarterly distribution plus any arrearages in payment of the minimum quarterly distribution. Upon expiration of the subordination period, the subordinated units will convert into common units on a one-for-one basis, and will then participate pro rata with the other common units in distributions of our available cash.

         Distributions of Available Cash from Operating Surplus. Cash distributions are characterized as distributions from either operating surplus or capital surplus. This distinction affects the amounts distributed to unitholders relative to our general partner, and also determines whether holders of subordinated units receive any distributions.

         Operating surplus means:

         o our cash balance, excluding cash constituting capital surplus, less

         o all of our operating expenses, debt service payments, maintenance costs, capital expenditures and reserves established for future operations.

         Capital surplus means capital generated only by borrowings other than working capital borrowings, sales of debt and equity securities and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets disposed of in the ordinary course of business.

         We treat all available cash distributed from any source as distributed from operating surplus until the sum of all available cash distributed since we began operations equals our total operating surplus from the date we began operations until the end of the quarter that immediately preceded the distribution. This method of cash distribution avoids the difficulty of trying to determine whether available cash is distributed from operating surplus or capital surplus. We treat any excess available cash, irrespective of its source, as capital surplus, which would represent a return of capital, and we will distribute it accordingly. For a discussion of distributions of capital surplus, see "--Distributions of Capital Surplus" below.

         We distribute available cash from operating surplus for any quarter during the subordination period in the following manner:

         o first, 98% to the common units, pro rata, and 2% to our general partner, until we have distributed for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

         o second, 98% to the common units, pro rata, and 2% to our general partner, until we have distributed for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units;

         o third, 98% to the subordinated units, pro rata, and 2% to our general partner, until we have distributed for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

         o after that, in the manner described in "-Incentive Distribution Rights" below.

         The 2% allocation of available cash from operating surplus to our general partner includes our general partner's percentage interest in distributions from us and our operating partnership on a combined basis, exclusive of its interest as a subordinated unitholder.

         We distribute available cash from operating surplus for any quarter after the subordination period in the following manner:

         o first, 98% to all units, pro rata, and 2% to our general partner, until we have distributed for each unit an amount equal to the minimum quarterly distribution for that quarter;

         o second, 98% to the common units, pro rata, and 2% to our general partner, until we have distributed for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units; and

         o after that, in the manner described in "-Incentive Distribution Rights" below.

         Adjusted operating surplus for any period generally means operating surplus generated during that period, less:

         o any net increase in working capital borrowings during that period and

         o any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period,

           and plus:

         o any net decrease in working capital borrowings during that period and

         o any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

         Operating surplus generated during a period is equal to the difference between:

         o the operating surplus determined at the end of that period and

         o the operating surplus determined at the beginning of that period.

         Incentive Distribution Rights. By "incentive distribution rights" we mean the general partner's right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after we have made the minimum quarterly distributions and we have met specified target distribution levels, as described below. Our general partner may transfer its incentive distribution rights separately from its general partner interest subject, during the subordination period, to the consent of a majority of the common units and the subordinated units voting as separate classes. After the subordination period no consent is required.

         We make incentive distributions to our general partner for any quarter in which each of the following occurs:

         o we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution and

         o we have distributed available cash from operating surplus on the common units in an amount necessary to eliminate any cumulative common unit arrearages.

         If these conditions have been satisfied, the remaining available cash will be distributed as follows:

         o first, 85% to all units, pro rata, and 15% to our general partner, until each unitholder has received a total of $.52 per unit for that quarter, in addition to any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on the common units;

         o second, 75% to all units, pro rata, and 25% to our general partner, until each unitholder has received a total of $.60 per unit for that quarter, in addition to any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on the common units; and

         o after that, 50% to all units, pro rata, and 50% to our general partner.

         The distributions to our general partner that exceed its aggregate 2% general partner interest represent the incentive distribution rights.

         Distributions from Capital Surplus. We distribute available cash from capital surplus in the following manner:

         o first, 98% to all units, pro rata, and 2% to our general partner, until each common unit has received distributions equal to $13.00 per unit;

         o second, 98% to the common units, pro rata, and 2% to our general partner, until each common unit has received an aggregate amount equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

         o after that, we will distribute all available cash from capital surplus, as if it were from operating surplus.

         When we make a distribution from capital surplus, we will treat it as if it were a repayment of your investment in your common units. For these purposes, the partnership agreement deems the investment to be $13.00 per common unit, which is the unit price from our initial public offering, regardless of the price you actually pay for your common units in this offering. To reflect this repayment, we will reduce the amount of the minimum quarterly distribution and the distribution levels at which our general partner's incentive distribution rights begin, which we refer to in this prospectus as "target distribution levels," by multiplying each amount by a fraction, determined as follows:

         o the numerator is $13.00 less all distributions from capital surplus including the distribution just made, and

         o the denominator is $13.00 less all distributions from capital surplus excluding the distribution just made.

         We refer to the initial public offering price of $13.00 per common unit, less any distributions from capital surplus, as the "unrecovered unit price." This adjustment to the minimum quarterly distribution may accelerate the dates at which the subordinated units convert into common units.

         After the minimum quarterly distribution and the target distribution levels have been reduced to zero, we will treat all distributions of available cash from all sources as if they were from operating surplus. Because the minimum quarterly distribution and the target distribution levels will have been reduced to zero, our general partner will then be entitled to receive 50% of all distributions of available cash in its capacity as general partner and holder of the incentive distribution rights, in addition to any distributions to which it may be entitled as a holder of units.

         Distributions from capital surplus will not reduce the minimum quarterly distribution or target distribution levels for the quarter in which they are distributed.

         Adjustment of Minimum Quarterly Distribution and Target Distribution Levels. In addition to adjustments made upon a distribution of available cash from capital surplus, we will proportionately adjust each of the following upward or downward, as appropriate, if any combination or subdivision of units occurs:

         o the minimum quarterly distribution,

         o the target distribution levels,

         o the unrecovered unit price,

         o the number of common units issuable upon conversion of the subordinated units, and

         o other amounts calculated on a per unit basis.

For example, if a two-for-one split of the common units occurs, we will reduce the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price of the common units to 50% of their initial levels.

         We will not make any adjustment for the issuance of additional common units for cash or property.

         We may also adjust the minimum quarterly distribution and the target distribution levels if legislation is enacted or if existing law is modified or interpreted in a manner that causes us or our operating partnership to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In this event, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter after that time to amounts equal to the product of:

         o the minimum quarterly distribution and each of the target distribution levels multiplied by

         o one minus the sum of:

           o the highest marginal federal income tax rate which could apply to the partnership that is taxed as a corporation plus

           o any increase in the effective overall state and local income tax rate that would have been applicable in the preceding calendar year as a result of the new imposition of the entity level tax, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes, but only to the extent of the increase in rates resulting from that legislation or interpretation.

For example, assuming we are not previously subject to state and local income tax, if we became taxable as a corporation for federal income tax purposes and subject to a maximum marginal federal, and effective state and local, income tax rate of 40%, then we would reduce the minimum quarterly distribution and the target distribution levels to 60% of the amount immediately before the adjustment.

         Distributions of Cash Upon Liquidation. When we commence dissolution and liquidation, we will sell or otherwise dispose of our assets and adjust the partners' capital account balances to reflect any resulting gain or loss. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our partnership agreement and by law. After that, we will distribute the proceeds to the unitholders and our general partner in accordance with their capital account balances, as so adjusted.

         We maintain capital accounts in order to ensure that the partnership's allocations of income, gain, loss and deduction are respected under the Internal Revenue Code. The balance of a partner's capital account also determines how much cash or other property the partner will receive on liquidation of the partnership. A partner's capital account is credited with (increased by) the following items:

         o the amount of cash and fair market value of any property (net of liabilities) contributed by the partner to the partnership, and

         o the partner's share of "book" income and gain (including income and gain exempt from tax).

A partner's capital account is debited with (reduced by) the following items:

         o the amount of cash and fair market value (net of liabilities) of property distributed to the partner, and

         o the partner's share of loss and deduction (including some items not deductible for tax purposes).

         Partners are entitled to liquidating distributions in accordance with their capital account balances. The allocations of gains and losses upon liquidation are intended, to the extent possible, to entitle common unitholders to a preference over the subordinated unitholders upon our liquidation to the extent required to permit common unitholders to receive the unrecovered initial public offering unit price described in "-Distributions from Capital Surplus," above, plus any unpaid arrearages in payment of the minimum quarterly distributions. Thus, we will allocate net losses recognized upon our liquidation to the holders of the subordinated units to the extent of their capital account balances before we allocate any loss to the holders of the common units. Also we will allocate net gains recognized upon our liquidation first to restore negative balances in the capital account of our general partner and any unitholders and then to the common unitholders until their capital account balances equal the unrecovered initial unit price plus unpaid arrearages in payment of the minimum quarterly distributions. However, we cannot assure you that there will be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units.

         If our liquidation occurs before the end of the subordination period, any gain, or unrealized gain attributable to assets distributed in kind, will be allocated to the partners in the following manner:

         o first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

         o second, 98% to the common units, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

           o the unrecovered unit price,

           o the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs, and

           o any unpaid arrearages in payment of the minimum quarterly distribution;

         o third, 98% to the subordinated units, pro rata, and 2% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

           o the unrecovered capital on that subordinated unit and

           o the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

         o fourth, 85% to all units, pro rata, and 15% to our general partner, until there has been allocated under this paragraph an amount per unit equal to:

           o the excess of the $.52 target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence less

           o the cumulative amount per unit of any distribution of available cash from operating surplus in excess of the minimum quarterly distribution per unit that was distributed 85% to the units, pro rata, and 15% to our general partner for each quarter of our existence;

         o fifth, 75% to all units, pro rata, and 25% to our general partner, until there has been allocated under this paragraph an amount per unit equal to:

           o the excess of the $.60 target distribution per unit over the $.52 target distribution per unit for each quarter of our existence less

           o the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 75% to the units, pro rata, and 25% to our general partner for each quarter of our existence; and

         o after that, 50% to all units, pro rata, and 50% to our general partner.

If our liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that the second and third priorities above will no longer be applicable.

         Upon our liquidation, any loss will generally be allocated to our general partner and the unitholders in the following manner:

         o first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the holders of the subordinated units have been reduced to zero;

         o second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

         o after that, 100% to our general partner.

If our liquidation occurs after the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first priority above will no longer be applicable.

         In addition, we will make interim adjustments to the capital accounts at the time we issue additional equity interests or make distributions of property. We will base these adjustments on the fair market value of the interests or the property distributed and we will allocate any gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive interim adjustments to the capital accounts, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional equity interests, our distributions of property, or upon our liquidation, in a manner which results, to the extent possible, in the capital account balances of our general partner equaling the amount which would have been our general partner's capital account balances if we had not made any earlier positive adjustments to the capital accounts.

Power of Attorney

         Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution and the amendment of our partnership agreement, and to make consents and waivers under our partnership agreement.

Capital Contributions

         Unitholders are not obligated to make additional capital contributions, except as described below under "--Limited Liability."

Limited Liability

         So long as a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act and otherwise acts in conformity with the provisions of our partnership agreement, the limited partner's liability under the Delaware Act will be limited to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined that a limited partner participated in the control of our business, then the limited partner could be held personally liable for our obligations under Delaware law to the same extent as our general partner. This liability would extend only to persons who transact business with us who reasonably believe that the limited partner is a general partner. However, what constitutes participating in the control of a limited partnership's business has not been clearly established in all states. If it were determined, for example, that the right, or exercise of a right, by the limited partners to:

         o remove our general partner,

         o approve some amendments to our partnership agreement, or

         o take other action under our partnership agreement

constituted participation in the control of our business, then limited partners could be held liable for our obligations to the same extent as our general partner.

         Under the Delaware Act, we cannot make a distribution to a partner if, after the distribution, all our liabilities, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property, exceed the fair value of our assets. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which he could not ascertain from our partnership agreement.

         Our operating partnership currently conducts business in New York, Ohio and Pennsylvania. The limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest in our operating partnership or otherwise, conducting business in any state under the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner. We operate in a manner our general partner considers reasonable and appropriate to preserve the limited liability of the limited partners.

Transfer Agent and Registrar

         American Stock Transfer and Trust Company is our registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except that the following fees must be paid by unitholders:

         o surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges,

         o special charges for services requested by a holder of a common unit, and

         o other similar fees or charges.

There is no charge to unitholders for disbursements of cash distributions.

         We will indemnify the transfer agent, its agents and each of their particular shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in its capacity as our transfer agent, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

         The transfer agent will not record a transfer of common units, and we will not recognize the transfer, unless the transferee executes and delivers a transfer application. The form of transfer application appears on the reverse side of the certificates representing the common units. By executing and delivering a transfer application, the transferee of common units:

         o becomes the record holder of the common units and is an assignee until admitted as a substituted limited partner;

         o automatically requests admission as a substituted limited partner;

         o agrees to be bound by the terms and conditions of our partnership agreement;

         o represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

         o grants powers of attorney to officers of our general partner and our liquidator, as specified in our partnership agreement; and

         o makes the consents and waivers contained in our partnership agreement.

         An assignee will become a substituted limited partner as to the transferred common units upon the consent of our general partner and the recordation of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

         A transferee's broker, agent or nominee may complete, execute and deliver the transfer applications. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

         Common units are securities and are transferable according to the laws governing transfer of securities. In addition to the rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner. A purchaser or transferee of common units who does not execute and deliver a transfer application will have only

         o the right to assign the common units to a purchaser or other transferee and

         o the right to transfer the right to seek admission as a substituted limited partner.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application will not receive

         o cash distributions or federal income tax allocations unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application and

         o may not receive federal income tax information or reports furnished to record holders of common units.

         The transferor of common units must provide the transferee with all information necessary to transfer the common units. The transferor will not be required to insure the execution of the transfer application by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. See "-Status as Limited Partner or Assignee."

         Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations, even if either of us has notice of an attempted transfer.

Issuance of Additional Securities

         Our partnership agreement generally authorizes us to issue an unlimited number of additional limited partner interests, debt and other securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. During the subordination period, we cannot issue securities having rights to distribution or in liquidation ranking prior or senior to our common units without the approval of our unitholders.

         We have funded, and will likely continue to fund, acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

         In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of our general partner, may have special voting rights to which the common units are not entitled.

         Upon issuance of additional partnership securities, our general partner must make additional capital contributions to the extent necessary to maintain its combined 2% general partner interest in us and in our operating partnership. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest that existed immediately before each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

       Amendments to our partnership agreement may be proposed only by or with the consent of our general partner, which it may withhold in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed in "--No Unitholder Approval" below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

       Prohibited Amendments. No amendment may be made that would:

         o change the percentage of outstanding units required to take partnership action, unless approved by the affirmative vote of unitholders constituting at least the voting requirement sought to be reduced;

         o enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

         o enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which may be given or withheld in its sole discretion;

         o change our term;

         o provide that we are not dissolved upon the expiration of our term or upon an election to dissolve us by our general partner that is approved by holders of a majority of the units of each class; or

         o give any person the right to dissolve us other than our general partner's right to dissolve us with the approval of holders of a majority of the units of each class.

The provision of our partnership agreement preventing the amendments having the effects described above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

         No Unitholder Approval. Our general partner may amend our partnership agreement, without the approval of the unitholders, to:

         o change our name, the location of our principal place of business, our registered agent or registered office;

         o reflect the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

         o qualify us or continue our qualification as a limited partnership under the laws of any state or to ensure that neither we nor our operating partnership will be taxed as a corporation or otherwise taxed as an entity for federal income tax purposes;

         o prevent us or our general partner, or its directors, officers, agents or trustees, from being subject to the provisions of the Investment Advisers Act of 1940 or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974;

         o authorize additional limited or general partner interests;

         o reflect changes required by a merger agreement that has been approved under the terms of our partnership agreement;

         o permit us to form or invest in any entity, other than the operating partnership, permitted by our partnership agreement;

         o change our fiscal year or taxable year; and

         o make other changes substantially similar to any of the matters described above.

         In addition, our general partner may amend our partnership agreement, without the approval of the unitholders, if those amendments:

         o do not adversely affect the limited partners in any material respect;

         o are necessary to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

         o are necessary to facilitate the trading of limited partner interests or to comply with any rule or guideline of any securities exchange or interdealer quotation system on which the limited partner interests are or will be listed for trading;

         o are necessary for any action taken by our general partner relating to splits or combinations of units; or

         o are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

         Opinion of Counsel and Unitholder Approval. Except in the case of the amendments described above under "--No Unitholder Approval," amendments to our partnership agreement will not become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner or cause us or our operating partnership to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such). Subject to obtaining the opinion of counsel, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected.

Merger, Sale or Other Disposition of Our Assets

         Our general partner may not, without the prior approval of holders of a majority of the outstanding units of each class, cause us to sell, exchange or otherwise dispose of all of substantially all of our assets, including by way of merger, consolidation or other combination, or approve on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our operating partnership. However, our general partner may mortgage or otherwise grant a security interest in all or substantially all of our assets or sell all or substantially all of our assets under a foreclosure without that approval. Furthermore, provided that conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our and their assets to, a newly formed entity if the sole purpose of that merger or conveyance changes our legal form into another limited liability entity.

         The unitholders are not entitled to dissenters' rights of appraisal in the event of a merger, consolidation, sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

       We will continue until December 31, 2098, unless terminated sooner upon:

         o the election of our general partner to dissolve us, if approved by the holders of a majority of the outstanding units of each class;

         o the sale, exchange or other disposition of all or substantially all of our assets and those of our operating partnership;

         o the entry of a decree of judicial dissolution of us; or

         o the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than the transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last item above, the holders of a majority of the units of each class may also elect, within specific time limitations, to reconstitute us by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of a majority of the units of each class subject to our receipt of an opinion of counsel to the effect that:

         o the action would not result in the loss of limited liability of any limited partner and

         o we, the reconstituted limited partnership, and the operating partnership would not be taxed as a corporation or otherwise be taxed as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

         Unless we are reconstituted and continue as a new limited partnership, upon our liquidation the liquidator will liquidate our assets and apply the proceeds of the liquidation as described in "--Cash Distribution Policy--Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of Our General Partner

         Except as described below, our general partner will not withdraw voluntarily either as our general partner or as general partner of our operating partnership during the subordination period without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. At the end of the subordination period, our general partner may withdraw as our general partner without first obtaining approval from the unitholders by giving 90 days' written notice. In addition, our general partner may withdraw at any time without unitholder approval upon 90 days' notice if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. Our general partner may also sell or otherwise transfer all of its general partner interests in us without the approval of the unitholders as described below under "-Transfer of General Partner Interest and Incentive Distribution Rights." Upon withdrawal, we must reimburse our general partner for all expenses incurred by it on our behalf or allocable to us in connection with operating our business.

         If our general partner withdraws, other than as a result of a transfer of all or a part of its general partner interests in us, the holders of a majority of the common units may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved and liquidated, unless within 180 days after that withdrawal the holders of a majority of the units of each class agree in writing to continue our business and to appoint a successor general partner. See "--Termination and Dissolution."

         Our general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding common units, excluding common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal is also subject to the approval of a successor general partner by the vote of the holders of a majority of the common units, excluding common units held by our general partner and its affiliates. If our general partner is removed under circumstances where cause does not exist and does not consent to that removal:

         o the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

         o the agreement of Atlas America to connect wells to our gathering systems will terminate;

         o the master natural gas gathering agreement with Atlas America will not apply to any future wells drilled by Atlas America although it will continue as to wells connected to the gathering system at the time of removal;

         o the obligations of Atlas America to provide financing and other assistance for the extension of our gathering systems and to provide assistance in the identification and acquisition of gathering systems from third parties will terminate;

         o any existing arrearages in payment of the minimum quarterly distributions will be extinguished; and

         o our general partner will have the right to convert its general partner interests and incentive distribution rights into common units or to receive cash in exchange for those interests from the successor general partner.

         Our partnership agreement defines "cause" as existing where a court has rendered a final, non-appealable judgment that our general partner has committed fraud, gross negligence or willful or wanton misconduct in its capacity as general partner.

         Withdrawal or removal of our general partner as our general partner also constitutes its withdrawal or removal as the general partner of our operating partnership.

         In the event of removal of our general partner under circumstances where cause exists or a withdrawal of our general partner that violates our partnership agreement, a successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed, the departing general partner will have the option to require the successor general partner to purchase those interests for their fair market value. In each case, fair market value will be determined by agreement between the departing general partner and the successor general partner. If they cannot reach an agreement, an independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree on an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value. If the purchase option is not exercised by either the departing general partner or the successor general partner, the general partner interests and incentive distribution rights will automatically convert into common units equal to the fair market value of those interests. The successor general partner must indemnify the departing general partner (or its transferee) from all of our debt and liability arising on or after the date on which the departing general partner becomes a common unitholder as a result of the conversion. Except for this limited indemnity right and the right of the departing general partner to receive distributions on its common units, no other payments will be made to our general partner after withdrawal.

Transfer of General Partner Interest and Incentive Distribution Rights

         Except for a transfer by our general partner of all, but not less than all, of its general partner interests in us and our operating partnership to:

         o an affiliate of our general partner or

         o another person as part of the merger or consolidation of the general partner with or into another person or the transfer by the general partner of all or substantially all of its assets to another person, our general partner may not transfer any part of its general partner interest in us and our operating partnership to another person during the subordination period without the approval of the holders of at least a majority of the outstanding common units, excluding those held by our general partner and its affiliates. After the subordination period ends, our general partner may transfer all or any part of its general partner interest without obtaining the consent of the common unitholders. As a condition to the transfer of a general partner interest, either before or after the subordination period ends, the transferee must assume the rights and duties of the general partner to whose interest it has succeeded, furnish an opinion of counsel regarding limited liability and tax matters, agree to acquire all of the general partner's interest in our operating partnership and agree to be bound by the provisions of the partnership agreement of our operating partnership. Our general partner may at any time, however, transfer its subordinated units without unitholder approval. In addition, the members of our general partner may sell or transfer all or part of their interest in our general partner to an affiliate without the approval of the unitholders.

         Our general partner or a later holder may transfer its incentive distribution rights to an affiliate or another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets to, that person without the prior approval of the unitholders. However, the transferee must agree to be bound by the provisions of our partnership agreement. Before the end of the subordination period, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding those held by our general partner and its affiliates. After the subordination period ends, the incentive distribution rights will be freely transferable.

         Atlas America and its affiliates have agreed that they will not divest their interest in our general partner without also divesting to the same acquiror their ownership interest in subsidiaries which act as the general partner of oil and gas investment partnerships sponsored by them.

Change of Management Provisions

         Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Atlas Pipeline Partners GP, LLC as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group will lose voting rights on all of its units and the units will not be considered outstanding for the purposes of noticing meetings, determining the presence of a quorum, calculating required votes and other similar matters. In addition, the removal of our general partner under circumstances where cause does not exist and our general partner does not consent to that removal has the adverse consequences described under "--Withdrawal or Removal of Our General Partner."

Limited Call Right

         If at any time not more than 20% of the outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date selected by our general partner on at least 10 but not more than 60 days' notice. The purchase price is the greater of:

         o the highest cash price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests and

         o the current market price as of the date three days before the date the notice is mailed.

         As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Meetings; Voting

         Except as described above under "-Change of Management Provisions," unitholders or assignees who are record holders of units on a record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a substituted limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

         Any action to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the same number of units as would be necessary to take the action. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

         Except as described above under "--Change of Management Provisions," each record holder will have a vote in accordance with his percentage interest, although additional limited partner interests having different voting rights could be issued. See "--Issuance of Additional Securities." Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner. Except as otherwise provided in our partnership agreement, subordinated units will vote together with common units as a single class.

         We or the transfer agent will deliver any notice, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement to the record holder.

Status as Limited Partner or Assignee

         An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner sharing in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. See "--Meetings; Voting." We will not treat transferees who do not execute and deliver a transfer application as assignees or as record holders of common units, and they will not receive cash distributions, federal income tax allocations or reports furnished to record holders. See "-Transfer of Common Units."

Non-Citizen Assignees; Redemption

         If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish this information within 30 days after a request for it, or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, then the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

         Under the partnership agreement, we will indemnify the following persons, by reason of their status as such, to the fullest extent permitted by law, from and against all losses, claims or damages arising out of or incurred in connection with our business:

         o our general partner;

         o any departing general partner;

         o any person who is or was an affiliate of our general partner or any departing general partner;

         o any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner, any departing general partner or the operating partnership or any affiliate of a general partner, any departing general partner or the operating partnership; or

         o any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person.

         Our indemnification obligation arises only if the indemnified person acted in good faith and in a manner the person reasonably believed to be in, and not opposed to, our best interests. With respect to criminal proceedings, the indemnified person must not have had reasonable cause to believe that the conduct was unlawful.

         Any indemnification under these provisions will be only out of our assets. Our general partner will not be personally liable for the indemnification obligations and will not have any obligation to contribute or loan funds to us in connection with it. The partnership agreement permits us to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

         Our general partner keeps appropriate books on our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

         We furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we also furnish or make available summary financial information within 90 days after the close of each quarter.

         We furnish each record holder information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. We expect to furnish information in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders depends on the cooperation of unitholders in supplying us with specific information. We will furnish every unitholder with information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

         Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

         o a current list of the name and last known address of each partner;

         o a copy of our tax returns;

         o information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

         o copies of our partnership agreement, the certificate of limited partnership and related amendments and powers of attorney under which they have been executed;

         o information regarding the status of our business and financial condition; and

         o other information regarding our affairs that is just and reasonable.

         Our general partner intends to keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

         Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

                                     EXPERTS

         The financial statements included or incorporated by reference in this prospectus have been so included or incorporated in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, upon the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the securities offered hereby and tax matters will be passed upon for us by Ledgewood Law Firm, P.C., Philadelphia, Pennsylvania.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-3 with respect to this offering. This prospectus only constitutes part of the registration statement and does not contain all of the information set forth in the registration statement, its exhibits, and its schedules.

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference rooms.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 will automatically update and supersede this information.

         We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed):

           o our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and

           o our Proxy Statement on Schedule 14A for the special meeting of unitholders held on February 11, 2004.

         You may obtain a copy of these filings without charge by writing or calling us at:

                               Investor Relations
                          Atlas Pipeline Partners, L.P.
                                 311 Rouser Road
                                  P.O. Box 611
                        Moon Township, Pennsylvania 15108
                                 (412) 262-2830

         You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer to sell these securities or soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or the documents we have incorporated by reference is accurate as of any date other than the date on the front of those documents.

                              PLAN OF DISTRIBUTION

         We may distribute the securities from time to time in one or more transactions at a fixed price or prices. We may change these prices from time to time. We may also distribute our securities at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We will describe the distribution method for each offering in a prospectus supplement.

         We may sell our securities in any of the following ways:

         o through underwriters or dealers,

         o through agents who may be deemed to be underwriters as defined in the Securities Act, or

         o directly to one or more purchasers.

         The prospectus supplement for a particular offering will set forth the terms of the offering, purchase price, the proceeds we will receive from the offering, any delayed delivery arrangements, and any underwriting arrangements, including underwriting discounts and other items constituting underwriters' compensation and any discounts or concessions allowed or reallowed or paid to dealers. We may have agreements with the underwriters, dealers and agents who participate in the distribution to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments which they may be required to make.

         Securities offered may be a new issue of securities with no established trading market. Any underwriters to whom or agents through whom these securities are sold by us for public offering and sale may make a market in these securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading market for any such securities.

         If we use underwriters in the sale, the securities we offer will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Our securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of securities will be named in the prospectus supplement relating to that offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of that prospectus supplement.

         If we use dealers in an offering, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by those dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         We may also offer our securities directly, or though agents we designate, from time to time at fixed prices, which we may change, or at varying prices determined at the time of sale. We will name any agent we use and describe the terms of the agency, including any commissions payable by us to the agent, in a prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent we use will act on a reasonable best efforts basis for the period of its appointment.

Report of Independent Certified Public Accountants




Shareholder
Alaska Pipeline Company

   We have audited the accompanying consolidated balance sheets of Alaska Pipeline Company and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alaska Pipeline Company and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

   As discussed in Note 2 to the financial statements, effective January 1, 2002, Alaska Pipeline Company changed its method of accounting related to goodwill in accordance with the adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets.



/s/ GRANT THORNTON LLP
------------------------
Cleveland, Ohio
March 26, 2004

                            ALASKA PIPELINE COMPANY
                          CONSOLIDATED BALANCE SHEETS

                           December 31, 2003 and 2002



                                                         2003           2002
                                                     ------------   ------------
Current Assets
 Cash ...........................................    $         --   $     99,407
 Notes receivable - affiliates ..................      11,554,502      6,346,451
 Accounts receivable - trade ....................         714,392        203,019
 Prepaid expenses ...............................         123,545        131,691
                                                     ------------   ------------
   Total current assets..........................      12,392,439      6,780,568

Property, Plant and Equipment
 Plant in service, at cost ......................      58,887,932     58,152,685
 Less - accumulated depreciation ................      12,211,960      9,463,050
                                                     ------------   ------------
                                                       46,675,972     48,689,635

Deferred Charges and Other Assets
 Goodwill, net of accumulated amortization of
  $2,661,605.....................................      46,472,348     46,472,348
 Unamortized debt expense, net ..................         267,141        306,940
                                                     ------------   ------------
                                                       46,739,489     46,779,288
                                                     ------------   ------------

 Total Assets ...................................    $105,807,900   $102,249,491
                                                     ============   ============

Current Liabilities
 Accounts payable and accrued liabilities .......    $  8,245,102   $  7,674,537
Deferred Credits and Other Liabilities
 Deferred income taxes ..........................       6,946,939      5,440,065

Regulatory Liability ............................       1,818,788      1,378,195

Long-Term Debt - Affiliate ......................      35,900,000     35,900,000

Shareholder's Equity
 Common stock, 2,850,000 shares authorized;
   1,900,500 shares issued and outstanding,
   $1 par value..................................       1,900,500      1,900,500
 Capital surplus ................................      49,841,297     49,841,297
 Retained earnings ..............................       1,155,274        114,897
                                                     ------------   ------------
 Total shareholder's equity .....................      52,897,071     51,856,694
                                                     ------------   ------------

Total Liabilities and Shareholder's Equity ......    $105,807,900   $102,249,491
                                                     ============   ============





The accompanying notes to consolidated financial statements are an integral part of these statements.

                            ALASKA PIPELINE COMPANY
                       CONSOLIDATED STATEMENTS OF INCOME

              For the Years Ended December 31, 2003, 2002 and 2001



                                                                                        2003          2002           2001
                                                                                    -----------    -----------   -----------
Operating revenues
 Gas sales and transportation - affiliate.......................................    $67,732,859    $67,852,910   $69,083,247
 Pipeline management services...................................................      3,109,996        562,109            --
                                                                                    -----------    -----------   -----------
                                                                                     70,842,855     68,415,019    69,083,247
Operating expenses
 Cost of gas sold...............................................................     55,548,942     56,148,644    56,620,021
 Operations and maintenance.....................................................      4,006,898      1,273,348     1,232,789
 General and administrative.....................................................      3,575,399      3,808,055     3,105,009
 Depreciation and amortization..................................................      3,265,221      3,349,051     4,591,050
                                                                                    -----------    -----------   -----------
                                                                                     66,396,460     64,579,098    65,548,869
                                                                                    -----------    -----------   -----------
   Operating income.............................................................      4,446,395      3,835,921     3,534,378

Other income (expense)
 Interest expense - affiliate...................................................     (2,897,130)    (3,013,200)   (3,586,510)
 Amortization of debt expense...................................................        (39,799)       (45,091)      (54,984)
 Other..........................................................................        263,733          4,098        25,233
                                                                                    -----------    -----------   -----------
                                                                                     (2,673,196)    (3,054,193)   (3,616,261)
                                                                                    -----------    -----------   -----------
   Income (loss) before income taxes............................................      1,773,199        781,728       (81,883)
Income tax provision............................................................        732,822        313,879        30,431
                                                                                    -----------    -----------   -----------
NET INCOME (LOSS)...............................................................    $ 1,040,377    $   467,849   $  (112,314)
                                                                                    ===========    ===========   ===========





The accompanying notes to consolidated financial statements are an integral part of these statements.

                            ALASKA PIPELINE COMPANY
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

              For the Years Ended December 31, 2003, 2002 and 2001



                                                                                        2003          2002           2001
                                                                                    -----------    -----------   -----------
Common stock....................................................................    $ 1,900,500    $ 1,900,500   $ 1,900,500
Capital surplus.................................................................     49,841,297     49,841,297    49,841,297
Retained earnings (deficit)
 Beginning balance..............................................................        114,897       (352,952)     (240,638)
 Net income (loss)..............................................................      1,040,377        467,849      (112,314)
                                                                                    -----------    -----------   -----------
 Ending balance.................................................................      1,155,274        114,897      (352,952)
                                                                                    -----------    -----------   -----------
Total Shareholder's Equity......................................................    $52,897,071    $51,856,694   $51,388,845
                                                                                    ===========    ===========   ===========





The accompanying notes to consolidated financial statements are an integral part of these statements.

                            ALASKA PIPELINE COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the Years Ended December 31, 2003, 2002 and 2001



                                                                                       2003          2002           2001
                                                                                   -----------    -----------   ------------
Cash flow from operating activities
 Net income (loss)..............................................................   $ 1,040,377    $   467,849   $   (112,314)
 Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
   Depreciation and amortization................................................     3,305,020      3,394,142      4,646,034
   Deferred income tax expense..................................................     1,506,874      2,023,203      1,636,048
   Gain on sale of property.....................................................      (260,292)            --             --
   Changes in operating assets and liabilities:
    Accounts receivable.........................................................      (511,373)      (203,019)            --
    Prepaid expenses............................................................         8,146         23,439        (34,967)
    Accounts payable and accrued liabilities....................................       570,565     (1,624,617)     4,252,384
                                                                                   -----------    -----------   ------------
     Net cash provided by operating activities..................................     5,659,317      4,080,997     10,387,185

Cash flows from investing activities
 Property additions.............................................................      (863,559)      (553,805)      (989,108)
 Proceeds from sale of property.................................................       312,886             --             --
                                                                                   -----------    -----------   ------------
     Net cash used in investing activities......................................      (550,673)      (553,805)      (989,108)
Cash flows from financing activities
 (Increase) decrease in notes receivable - affiliates...........................    (5,208,051)    (3,427,785)     6,601,923
 Repayment of long-term debt - affiliate........................................            --             --    (16,000,000)
                                                                                   -----------    -----------   ------------
     Net cash used in financing activities......................................    (5,208,051)    (3,427,785)    (9,398,077)
                                                                                   -----------    -----------   ------------
     NET (DECREASE) INCREASE....................................................       (99,407)        99,407             --
Cash - Beginning of period......................................................        99,407             --             --
                                                                                   -----------    -----------   ------------
Cash - End of period............................................................   $        --    $    99,407   $         --
                                                                                   ===========    ===========   ============





The accompanying notes to consolidated financial statements are an integral part of these statements.

                            ALASKA PIPELINE COMPANY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003, 2002 and 2001

NOTE 1 -- NATURE OF BUSINESS

   Alaska Pipeline Company ("APC"), a wholly owned subsidiary of SEMCO Energy, Inc. ("SEMCO"), is an intrastate natural gas transmission company which owns and operates the high-pressure gas pipelines that transport gas from Alaska's Cook Inlet gas fields to ENSTAR Natural Gas Company's ("ENSTAR") distribution system and various commercial customers of ENSTAR. ENSTAR, a division of SEMCO, is a natural gas distribution company. NORSTAR Pipeline Company, Inc. ("NORSTAR") is a 100% owned subsidiary of APC, and its primary business is pipeline management services. APC and NORSTAR have no employees and ENSTAR is APC's only customer. SEMCO is a publicly traded company (trading under the symbol SEN on the NYSE) operating in the energy, construction, and information technology service industries.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation
   The consolidated financial statements include the accounts of APC, and its wholly owned subsidiary, NORSTAR, collectively ("the Company"). NORSTAR was incorporated in 2001 and began operating in April 2002. All material intercompany transactions have been eliminated.

Basis of Presentation
   The financial statements of the Company were prepared in conformity with accounting principles generally accepted in the United States of America. In connection with the preparation of the financial statements, management was required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments
   For cash, notes receivable, accounts receivable, and accounts payable and accrued liabilities, the carrying amounts approximate fair values because of the short maturity of those instruments. The carrying value of long-term debt from an affiliate approximates fair market value since interest rates approximate current market rates.

Reclassifications

   Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.


Property, Plant, Equipment and Depreciation
   The Company's property, plant and equipment, consisting primarily of pipeline assets, are recorded at cost. The Company provides for depreciation on a straight-line basis over 33 years, the estimated useful life of the assets. Expenditures for routine maintenance and repairs are charged to expense as incurred.

   On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 requires the cost of long-lived assets be tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. In that circumstance, an impairment loss shall be measured as the amount by which the carrying amount of the asset exceeds it fair value. The adoption of SFAS 144 did not have a material effect on the Company's financial position or results of operations.

                            ALASKA PIPELINE COMPANY

                        December 31, 2003, 2002 and 2001

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

Goodwill
   Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. On January 1, 2002, the Company adopted SFAS No. 141, Business Combinations ("SFAS 141") and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 addresses financial accounting and reporting for all business combinations and requires that all business combinations entered into subsequent to June 30, 2001 be recorded under the purchase method. This Statement also addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination at the date of acquisition. SFAS 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets at the date of acquisition. This Statement also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition.

   As of January 1, 2002, the date of adoption of SFAS 142, the Company had unamortized goodwill in the amount of $46.5 million. Prior to the adoption, goodwill was being amortized on a straight-line basis over a period of 40 years. Amortization expense related to goodwill was $1,228,344 in 2001.

   The Company will continue to evaluate its goodwill at least annually as required by SFAS 142 and will reflect the impairment of goodwill, if any, in operating income in the income statement in the period in which the impairment is indicated.

   The following table presents what would have been reported as net income for the periods presented in the financial statements exclusive of amortization expense (net of any related tax effects) related to goodwill:


                                                                                         Years Ended December 31,
                                                                                    ----------------------------------
                                                                                       2003         2002        2001
                                                                                    ----------    --------   ---------
Net income (loss)...............................................................    $1,040,377    $467,849   $(112,314)
Add back: Goodwill amortization, net of income taxes............................            --          --     798,424
                                                                                    ----------    --------   ---------
 Adjusted net income............................................................    $1,040,377    $467,849   $ 686,110
                                                                                    ==========    ========   =========


Revenue Recognition

   ENSTAR is APC's only gas transportation customer and, thus, all gas sales and transportation revenue relates to ENSTAR. Gas sales and transportation revenue is recognized at the time the natural gas purchased for sale to ENSTAR is transported through the Company's system to ENSTAR's system. The Company earns revenue from ENSTAR under an intercompany gas sales agreement that compensates the Company for the cost of purchased gas and transporting the purchased gas. Under the terms of the agreement, the Company earns revenue only on the volume of gas sold to ENSTAR. Volumes that are transported by the Company to ENSTAR's system that do not involve a sale of gas by the Company to ENSTAR do not provide revenue to the Company. The gas sold to ENSTAR is sold by ENSTAR to its gas sales service customers. Because the Company and ENSTAR are viewed as one entity by the Regulatory Commission of Alaska ("RCA") for purposes of rate making, regulatory review of the revenue from ENSTAR to compensate the Company for transportation service has not been necessary.

Cost of Gas

   The cost of gas is based upon contracts entered into between the Company and several gas producing entities. Furthermore, these contracts have been approved by the RCA. The base price of gas purchased under these contracts can be adjusted annually based on factors such as the price of certain traded oil futures, certain natural gas futures and other inflationary measures.

                            ALASKA PIPELINE COMPANY

                        December 31, 2003, 2002 and 2001

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

Income Taxes

   The Company is included in SEMCO's consolidated federal income tax return and income taxes are allocated to the Company based upon its separate taxable income.

Supplemental Disclosure of Cash Flow Information

   All taxes are paid by SEMCO, and accordingly, the Company made no income tax payments for the years ended December 31, 2003, 2002, and 2001. Additionally, since all debt is owed to affiliates, the interest expense represents an affiliate transaction and was recorded as a reduction to notes receivable -- affiliates, thus no cash was specifically paid for interest for the years ended December 31, 2003, 2002, or 2001.

New Accounting Standards

   In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). The Standard required entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded by an entity, it also increases the carrying amount of the related long-lived asset. The liability is accreted each period to its present value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company has determined that it does not have any asset retirement obligations required to be recorded in accordance with SFAS 143. However, the Company is subject to the provisions of SFAS 71, Accounting for the Effects of Certain Types of Regulation. The provisions of SFAS 71 allow the Company to defer expenses and income as regulatory assets and liabilities in the Consolidated Balance Sheets when it is probable that those expenses and income will be allowed in the rate setting process in a period different from the period in which they would have been reflected in the Consolidated Statements of Income by an unregulated company. These deferred regulatory assets and liabilities are then included in the Consolidated Statements of Income in the periods in which the same amounts are reflected in rates. In prior years, negative salvage value was recorded in the accumulated depreciation of the Company in accordance with industry practice. Negative salvage value has been reclassified to regulatory liabilities in accordance with SFAS 143, Accounting for Asset Retirement Obligations, which was adopted by the Company on January 1, 2003.


Notes Receivable -- Affiliate

   As of December 31, 2003 and 2002, the Company had non-interest bearing notes receivable from SEMCO of $11,554,502 and $6,346,451, respectively.

NOTE 3 -- RELATED PARTY TRANSACTIONS

Operations and Maintenance Expenses

   Since the Company has no employees, all functions relating to the Company are conducted by ENSTAR and SEMCO employees. ENSTAR charges the Company for the payroll and related costs of the employees who work directly on the operations and maintenance of the Company's pipelines and related equipment. Any purchased items or services relating to the Company, although processed by ENSTAR, are also directly charged to the Company at cost. Additionally, ENSTAR and SEMCO allocate a portion of their administrative and general expenses to the Company, which amounted to $2,700,503 in 2003, $2,301,948 in 2002, and $2,122,433 in 2001.

Interest Expense

   Since all long-term debt is owed to SEMCO, all interest expense incurred is with a related party.

NOTE 4 -- REGULATORY MATTERS

   The Company is subject to regulation by the RCA. The Company and ENSTAR are viewed together as one entity by the RCA for purposes of rate making and other regulatory matters. The RCA has jurisdiction over, among other things, rates, accounting procedures, and standards of service.

   The Company and ENSTAR have undergone a rate review with the RCA, which began in 2000. The Company and ENSTAR received a rate order in August 2002, which set the combined revenue requirement for the Company and ENSTAR and included a 12.55% authorized return on equity. After receiving the order,

                            ALASKA PIPELINE COMPANY

                        December 31, 2003, 2002 and 2001

NOTE 4 -- REGULATORY MATTERS -- (Continued)

the Company and ENSTAR filed the rate design portion of the case. The Company and ENSTAR stipulated with all parties to a rate design and an order on the rate design was issued on May 21, 2003 providing for decreases to residential, power plant and industrial customers and an increase to commercial customers. The design also increases the monthly customer service charges over a 3-year period.

NOTE 5 -- INCOME TAXES

   The Company accounts for income taxes in accordance with SFAS No. 109, Accounting For Income Taxes ("SFAS 109"). SFAS 109 requires an annual measurement of deferred tax assets and deferred tax liabilities based upon the estimated future tax effects of temporary differences and carryforwards.

   The table below summarizes the components of the Company's provision for income taxes:


                                                                                            Years Ended December 31,
                                                                                    ---------------------------------------
                                                                                       2003          2002           2001
                                                                                    ----------    -----------   -----------
Federal income taxes:
 Currently refundable...........................................................    $ (677,544)   $(1,520,436)  $(1,454,496)
 Deferred to future periods.....................................................     1,243,504      1,764,531     1,492,138
State income taxes:
 Currently refundable...........................................................       (96,508)      (188,888)     (151,121)
 Deferred to future periods.....................................................       263,370        258,672       143,910
                                                                                    ----------    -----------   -----------
Total income tax provision......................................................    $  732,822    $   313,879   $    30,431
                                                                                    ==========    ===========   ===========


   Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The table below shows the principal components of the Company's deferred tax liability.


                                                              December 31,
                                                         -----------------------
                                                            2003         2002
                                                         ----------   ----------
Deferred tax liability components:
 Property ...........................................    $4,109,653   $3,629,226
 Goodwill ...........................................     1,859,344    1,096,267
 Other ..............................................       977,942      714,572
                                                         ----------   ----------
Total deferred tax liability ........................    $6,946,939   $5,440,065
                                                         ==========   ==========


NOTE 6 -- DEBT

Long-Term Debt -- Affiliate

   The long-term debt -- affiliate is payable to SEMCO. Interest on the note is recorded monthly as an intercompany transaction. The weighted average interest rate charged to the Company by SEMCO was 8.07% in 2003, 8.17% in 2002 and 8.39% in 2001.

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

Lease Commitments

   The Company leases right of way access from various companies and governmental agencies. The resulting leases are classified as operating leases in accordance with SFAS 13, "Accounting for Leases." The

                            ALASKA PIPELINE COMPANY

                        December 31, 2003, 2002 and 2001

NOTE 7 -- COMMITMENTS AND CONTINGENCIES -- (Continued)

terms of these agreements range from one to thirty-three years. Management anticipates renewing these leases as they become due.

   The Company's annual future minimum lease payments under leases that have initial or remaining non-cancellable terms in excess of one year for the years ended December 31, 2004 through 2008 total approximately $123,000. Total lease expense approximated $115,000, $107,000 and $103,000 in 2003, 2002 and 2001,
respectively.

Other Contingencies

   In the normal course of business, the Company is party to certain lawsuits and administrative proceedings before various courts and government agencies. These lawsuits and proceedings may involve personal injury, property damage, contractual issues and other matters. Management cannot predict the ultimate outcome of any pending or threatened litigation or of actual or possible claims; however, management believes resulting liabilities, if any, will not have a material adverse impact upon the Company's financial position or results of operations.

NOTE 8 -- PROPOSED SALE OF COMPANY

   In September 2003, SEMCO entered into a definitive sales agreement to sell APC to Atlas Pipeline Partners, L.P. for approximately $95 million, subject to an adjustment based on the amount of working capital that APC has at closing. The sale is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, approval by the RCA, and consents under various contracts. In regard to the RCA approval process, a stipulation on a final order was reached with all interveners in the case and filed with the RCA on March 26, 2004. A hearing on the stipulation is scheduled for April 7 and 8, 2004. A full hearing is scheduled for the week of April 26, 2004, if required.

   As part of the sale, APC will enter into a ten-year Special Contract with ENSTAR for gas transportation pursuant to which ENSTAR will pay a reservation fee for use of all of APC's transportation capacity of $943,000 per month plus a volumetric rate of $0.075 per Mcf of gas transported. The Special Contract is subject to RCA approval. Additionally, SEMCO will execute a gas transmission agreement with APC under which SEMCO will be obligated to make up any difference if the RCA reduces the transportation rates payable by ENSTAR pursuant to the Special Contract.

   Furthermore, APC will enter into an Operations and Maintenance and Administrative Services Agreement with ENSTAR under which ENSTAR will continue to operate and maintain the pipeline for at least five years for a fee of $334,000 per month for the first three years. Thereafter, ENSTAR's fees will be adjusted for inflation.

   All gas purchase contracts discussed in Note 2 will be assigned to ENSTAR prior to the sale and the intercompany gas sales agreement between APC and ENSTAR discussed in Note 2 will be terminated. NORSTAR is not part of the sale.

===============================================================================






                              750,000 Common Units












                         [graphic]












                              Representing Limited
                               Partner Interests














                            FRIEDMAN BILLINGS RAMSEY

                            KEYBANC CAPITAL MARKETS


                             _______________, 2004




===============================================================================